Notice of Annual Meeting of Shareholders and Proxy Statement



GENERAL DYNAMICS | 2026

LETTER TO OUR SHAREHOLDERS

March 27, 2026

Dear fellow shareholder,

On May 6, 2026, we will hold our annual meeting of shareholders. Shareholders will vote both on the Board of Directors and on several other important matters. The enclosed Proxy Statement discusses the topics presented for your vote and includes an overview of our corporate governance practices, our pay-for-performance executive compensation program and our engagement with shareholders.

In 2025, your company experienced another year of significant growth and continued strong demand across both its aerospace and defense portfolios. We had a record year of revenue, earnings and backlog. For the full year, revenue increased 10.1% to $52.6 billion, and net earnings increased 11.3% to $4.2 billion. Diluted earnings per share increased 13.4% over the prior year to $15.45. Backlog at year-end was $118 billion on a company-wide book-to-bill of 1.5-to-1.

Throughout the year, we maintained a balanced and disciplined capital allocation strategy. We invested $2.5 billion in your company as part of our continuing multi-year investment strategy to support growth. We provided $2.2 billion in dividends and share repurchases to cover the dilution from the exercise of stock options. We will continue to invest prudently in your company to meet future demand.

In 2025, we continued to engage with shareholders on topics of investor interest, including company performance, corporate governance and executive compensation. We find these conversations important and helpful as we work hard to create long-term enduring value for you.

We have an experienced and seasoned board coming from industry, government and the military. Your board provides independent oversight and close management of key risks and opportunities faced by our company. Among other topics, the Board received briefings throughout the year on defense budget and acquisition matters, emerging technologies, including generative artificial intelligence, supply chain challenges and succession planning.

On behalf of your Board of Directors, I am pleased to invite you to our 2026 Annual Meeting of Shareholders. Your vote is important and if you are unable to participate directly, we encourage you to vote by proxy. We ask that you vote in accordance with the recommendations of your Board.

Sincerely,

Phebe N. Novakovic
Chairman and Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS



DATE AND TIME
Wednesday, May 6, 2026
9:00 a.m. Eastern Time



VIRTUAL MEETING SITE
www.VirtualShareholderMeeting.com/GD2026



WHO CAN VOTE
Shareholders as of March 11, 2026, are entitled to vote

Proposal	Board Recommendation	Additional Information
1 Election of Directors	✓ "FOR" each nominee	*See pages 12 through 21 for more information on the nominees*
2 Advisory Vote on the Selection of Independent Auditors	✓ "FOR"	*See page 38 for details*
3 Advisory Vote to Approve Executive Compensation	✓ "FOR"	*See page 40 for details*

HOW TO VOTE



INTERNET
Access **www.ProxyVote.com** and follow the instructions.



MAIL
Sign and date each proxy card received and **return each card** using the prepaid postage envelope.



TELEPHONE
Call **1-800-690-6903** if you are a registered holder. If you are a beneficial holder, call the phone number listed on your voter instruction form.



ATTEND THE VIRTUAL MEETING
To be admitted to the virtual meeting, you **must register in advance** by accessing **www.ProxyVote.com** and following the instructions by 11:59 p.m. Eastern Time on May 1, 2026. Once registered, you can access the virtual meeting at **www.VirtualShareholderMeeting.com/GD2026.**

Shareholders will also act on all other business that properly comes before the meeting, or any adjournment or postponement thereof.

The Board of Directors set the close of business on March 11, 2026, as the record date for determining the shareholders entitled to receive notice of, and to vote at, the Annual Meeting. It is important that your shares be represented and voted at the meeting. Please complete, sign and return a proxy card or use the telephone or internet voting systems.

The Notice of Internet Availability of Proxy Materials is first being mailed, and the proxy materials are first being mailed and made available on the internet, to shareholders on or about March 27, 2026.

By Order of the Board of Directors,

[signature]

Gregory S. Gallopoulos
Corporate Secretary
Reston, Virginia
March 27, 2026

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 6, 2026
The Proxy Statement and 2025 Annual Report are Available at **www.VirtualShareholderMeeting.com/GD2026**

TABLE OF CONTENTS

PROXY SUMMARY

This summary highlights selected information that is provided in more detail throughout this Proxy Statement. This summary does not contain all the information you should consider before voting. You should read the full Proxy Statement before casting your vote.

Voting Matters and Board Recommendations

At this year's Annual Meeting, we are asking shareholders of our common stock, par value $1.00 per share (Common Stock) to vote on the following matters:

PROPOSAL 1
ELECTION OF DIRECTORS

✓ The Board recommends a vote **FOR** all director nominees.

See page 12

PROPOSAL 2
ADVISORY VOTE ON THE SELECTION OF INDEPENDENT AUDITORS

✓ The Board recommends a vote **FOR** this proposal.

See page 38

PROPOSAL 3
ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

✓ The Board recommends a vote **FOR** this proposal.

See page 40

Who We Are

Overview of Our Business and Strategy

General Dynamics Corporation (NYSE: GD) is a global aerospace and defense company that specializes in high-end design, engineering and manufacturing to deliver state-of-the-art solutions to our customers. We offer a broad portfolio of products and services in business aviation; ship construction and repair; land combat vehicles, weapon systems and munitions; and technology products and services. We offer these products and services through our 10 business units, which are organized into four operating segments: Aerospace, Marine Systems, Combat Systems and Technologies.

To optimize market focus, customer intimacy, agility and operating expertise, each business unit is responsible for the development and execution of its strategy and operating results. This structure allows for a lean corporate function, which sets the overall strategy and governance for the company and is responsible for allocating and deploying capital.

Our business units seek to deliver superior operating results by building industry-leading franchises. To achieve this goal, we invest in advanced technologies, pursue a culture of continuous improvement, and strive to be the low-cost, high-quality provider in each of our markets. The result is long-term value creation measured by strong earnings and cash flow and an attractive return on capital.

Delivering Long-Term Shareholder Value

General Dynamics is focused on creating long-term shareholder value. In 2025, the company increased the quarterly dividend by 5.6%, the 28th consecutive annual dividend increase.



DIVIDEND HISTORY
(Quarterly)

	2020	2021	2022	2023	2024	2025
Dividend	$1.10	$1.19	$1.26	$1.32	$1.42	**$1.50**
Increase	8%	6%	5%	7.6%	5.6%	

Strong 2025 Financial and Operational Performance

$52.6 billion
REVENUE
Record High

$5.1 billion
NET CASH PROVIDED BY OPERATING ACTIVITIES
Record High

$4 billion
FREE CASH FLOW (FCF)[1]
Record High

$118 billion
YEAR-END BACKLOG
Record High

$1.50 per share
QUARTERLY DIVIDEND
5.6 percent increase from prior year

$2.2 billion
CASH RETURNED TO SHAREHOLDERS
Including the 28th consecutive annual dividend increase

$2.5 billion
CASH INVESTED IN THE BUSINESS[2]

30.4%
TOTAL SHAREHOLDER RETURN (TSR)
vs. 17.9% for the S&P 500 Index

(1) See Appendix A for a discussion of FCF, which is a non-U.S. generally accepted accounting principles (GAAP) measure.

(2) Includes capital expenditures, purchases of leased assets, company-sponsored R&D, acquisitions and strategic investments.

2026 Board of Director Nominees

Name and Primary Occupation	Independent	Director Since	Other Public Company Boards	Committee Membership				
				AC	CC	FBPC	NCGC	SC
RICHARD D. CLARKE Former Commander, U.S. Special Operations Command and Retired General, U.S. Army	✔	2023	1			✓	✓	
RUDY F. DELEON Senior Fellow, Center for American Progress	✔	2014			✓	✓		✓
CECIL D. HANEY Retired Admiral, U.S. Navy	✔	2019	1	✓			★	
CHARLES W. HOOPER Former Director, Defense Security Cooperation Agency and Retired General, U.S. Army	✔	2023	2	✓			✓	
MARK M. MALCOLM Former President and CEO, Tower International, Inc.	✔	2015		✓		✓		
PHEBE N. NOVAKOVIC Chairman and CEO, General Dynamics Corporation		2012	1					
C. HOWARD NYE Chairman, President and CEO, Martin Marietta Materials, Inc.	✔	2018	1	★	✓			
CATHERINE B. REYNOLDS Co-founder and CEO, VitaKey Inc.	✔	2017	1	✓		★		✓
LAURA J. SCHUMACHER Lead Director and Former Vice Chairman, External Affairs and Chief Legal Counsel, AbbVie Inc.	✔	2014	1		★		✓	
ROBERT K. STEEL Vice Chairman and Partner, Perella Weinberg Partners LP	✔	2021	1		✓	✓		★
JOHN G. STRATTON Former Executive Chairman, Frontier Communications Parent, Inc.	✔	2020	1	✓		✓		
PETER A. WALL Retired General, British Army	✔	2016				✓	✓	✓

★ Committee Chair
✓ Committee Member

AC = Audit Committee
CC = Compensation Committee

FBPC = Finance and Benefit Plans Committee
NCGC = Nominating and Corporate Governance Committee
SC = Sustainability Committee

Composition of the General Dynamics Board

(As Nominated for Election at the Annual Meeting)



DIRECTOR TENURE

3 Directors
< 6 years

7 Directors
6-12 years

AVERAGE TENURE
8.2 Years

2 Directors
> 12 years

AGE

3 Directors
> 70 years

3 Directors
60-64 years

AVERAGE AGE
68.0 Years

6 Directors
65-70 years

GUIDED BY EXPERTISE — KEY BOARD SKILLS, KNOWLEDGE AND EXPERIENCE

6 — 12
Aerospace and Defense Industry

11 — 12
Global Business and Strategy

10 — 12
Corporate Governance and Public Company Board

7 — 12
Operations and Manufacturing

9 — 12
Finance or Accounting

7 — 12
Sustainability

11 — 12
Government Relations and Regulatory

8 — 12
Technology and Cybersecurity

A Commitment to Sound Corporate Governance

Our Board believes that a commitment to sound corporate governance enhances shareholder value. Good corporate governance starts with a strong value system, and the value system starts in the boardroom. The General Dynamics Ethos — our distinguishing moral nature — is rooted in four overarching values.



THESE VALUES:

- Drive how we operate our business;

- Govern how we interact with each other and our customers, partners and suppliers;

- Guide the way we treat our workforce; and

- Determine how we connect with our communities and impact our environment.

By adhering to our Ethos, we ensure that we continue to be good stewards of the investments made in us by our shareholders, customers, employees and communities.

Corporate Governance Highlights

Governance Practice		For more information
Stock Ownership	• **Market-leading stock ownership requirements** provide that executive officers must hold shares of our Common Stock worth at least 10 to 15 times of base salary.	P. 37
	• We **prohibit hedging and pledging** of our Common Stock by directors and executive officers.	P. 69
Board Structure and Governance	• Thoughtful **Board refreshment** supports a balanced mix of perspectives, as well as new and more seasoned directors with an average tenure of 8.2 years.	P. 7; P. 24
	• 11 of our 12 director nominees are **independent**. All of our Board committees are chaired by independent directors and are 100% independent.	P. 21; P. 25
	• An **independent Lead Director** with a robust set of responsibilities is elected annually by the Board and provides additional independent oversight of senior management and Board matters.	P. 23
	• Diligent **Board oversight of risk** is a cornerstone of our risk management program.	P. 27
	• Our independent directors meet in **executive sessions**, chaired by the Lead Director, without management present following each regularly scheduled Board meeting.	P. 30
	• Our directors had an **average attendance of 99.5% for all Board and committee meetings** in 2025.	P. 30
	• The Board and each committee conduct **annual self-assessments** of their performance and effectiveness.	P. 36
	• Our **related person transactions policy** ensures appropriate Board review of related person transactions.	P. 35
	• Our directors are **elected annually** based on a **majority voting standard** for uncontested elections. We have a **resignation policy** if a director fails to receive a majority of votes cast.	P. 12; Bylaws*
	• We **prevent overboarding** by providing that directors may not serve on more than four other public company boards, and Audit Committee members may not serve on the audit committees of more than two other public companies.	CGG*
Corporate Responsibility and Sustainability	• The Board's fully independent **Sustainability Committee** assists the Board in overseeing corporate practices relating to sustainability, including environmental, employee health and safety, human rights and other social matters.	P. 29 SC Charter*
	• We released an updated **Sustainability Report** in 2025 that discusses our Ethos and our commitment to our stakeholders and communities, and transparently outlines our approach and strategy on sustainability topics.	SR**
	• Our **ethics program** includes **strong Codes of Ethics** for all employees globally, with specific codes for our directors and financial professionals.	GD Website**
	• Disclosure of our **corporate political contributions** and **trade association dues** describes the process and oversight we employ in each area.	GD Website***
	• We have a strong corporate commitment to respecting the **dignity, human rights and autonomy** of others.	SR**; GD Website**

Governance Practice		For more information
Shareholder Rights	• Our **proxy access Bylaws** enable shareholders meeting the requirements in our Bylaws to nominate director candidates and have those nominees included in our proxy statement.	Bylaws*
	• We **do not have a shareholder rights plan**, or poison pill. Any such future plan would require shareholder approval.	CGG*
	• Our Bylaws provide for shareholders' rights under Delaware law to **act by written consent**.	Bylaws*
	• Our shareholders have the right to request a **special meeting** of shareholders.	Bylaws*
	• **Voting rights are proportional** to economic interests. One share equals one vote.	Certificate of Incorporation*

*   Our Corporate Governance Guidelines (CGG), Certificate of Incorporation, Bylaws and Sustainability Committee Charter (SC Charter) are available on our website at www.gd.com/CorporateGovernance.
**   Our Standards of Business Ethics and Conduct, Codes of Ethics, Sustainability Report (SR) and Policy Statement on Human Rights are available on our website at www.gd.com/Responsibility.
*** See www.gd.com/AdditionalDisclosure.

Shareholder Engagement

In 2025, our shareholder outreach incorporated shareholders representing approximately:



62% of our Common Stock

KEY ITEMS DISCUSSED WITH SHAREHOLDERS IN 2025

HUMAN CAPITAL MANAGEMENT
- Workforce development, including composition and training
- Labor relations

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE
- Board composition refreshment and succession planning
- Board leadership structure
- Board member capacity

CORPORATE RESPONSIBILITY AND SUSTAINABILITY
- Greenhouse gas emissions
- Human rights risk management and due diligence
- Artificial Intelligence (AI) governance

MANAGEMENT SUCCESSION PLANNING

EXECUTIVE COMPENSATION

Executive Compensation Highlights

Components of 2025 Compensation Program



	CEO	OTHER NEOS	DESCRIPTION

Cash

ANNUAL BASE SALARY

7%   12%

- Base salary is set at a market-competitive rate and reflects the experience, potential and performance track record of each executive.

ANNUAL INCENTIVE COMPENSATION

22%   25%

- Targeted to be market-competitive with our peers, the annual incentive is designed to motivate and align management with current year business goals and varies based on achievements. The incentive includes a balance of financial, strategic and operational measures to align with annual key priorities.
- The annual incentive was formulaic and based on three financial metrics of diluted earnings per share (EPS) (25%), FCF (25%) and operating margin (20%), as well as overall and individual strategic and operational performance (30%).
- Strategic and operational performance measures include, but are not limited to: financial performance improvements, prudent allocation of capital, human capital management, environmental, social and governance management, debt management, segment performance, cost reductions, leadership and other significant factors not contemplated at the start of the year.

Equity

LONG-TERM INCENTIVE (LTI) COMPENSATION

71%   63%

50% PERFORMANCE STOCK UNITS

30% STOCK OPTIONS

20% RESTRICTED STOCK

- LTI awards are targeted around a market-competitive range of our peers and also reflect the experience, potential and performance track record of executives. LTI awards have multi-year performance metrics designed to align the named executive officers (NEOs) with the objectives of our company and shareholders.
- The LTI program consists of three elements: performance stock units, or PSUs (50%), stock options (30%) and restricted stock (20%).
- A mix of elements serves to:
  – Focus leaders on specific long-term performance results;
  – Provide a balance of rewards focused on different objectives over varying time periods;
  – Reward management for improvements in shareholder value;
  – Retain key employees through longer-term vesting and performance periods; and
  – Provide an opportunity for wealth accumulation over time that is consistent with the shareholder experience.

ELECTION OF THE BOARD OF DIRECTORS OF THE COMPANY

PROPOSAL 1

- Accomplished slate of nominees, with diversity of background, experience, skills and characteristics beneficial to our company
- All nominees are independent, except the chairman
- Average director tenure of 8.2 years

 **YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR ALL DIRECTOR NOMINEES.**

Director Nominations

Directors are elected at each annual meeting of shareholders and hold office for one-year terms, until their successors are elected and qualified, or until their earlier death, removal or resignation. The Nominating and Corporate Governance Committee leads consideration of director nominees from various sources and identifies nominees with the primary goal of ensuring the Board collectively serves the interests of shareholders.

NOMINEES ARE THOROUGHLY EVALUATED TO ENSURE A BALANCED AND EFFECTIVE BOARD


Capacity to devote sufficient time and attention to Board responsibilities


Absence of conflicts of interest


Background and professional experience


Diversity of key skills and expertise


Ethics and integrity


Diversity of background, perspective and life experience


For incumbents: performance, participation and contributions to the Board

DIRECTOR CANDIDATE EVALUATION

Potential Board candidates are evaluated in the context of the current Board composition to ensure we have directors with different backgrounds, talent, skills and expertise. This ensures that our directors bring a broad perspective to the company on a range of important issues.

Director Nominees' Skills, Knowledge and Experience

In considering Board nominees, the Nominating and Corporate Governance Committee considers each individual's background and personal and professional experiences, in addition to general qualifications. Nominees are evaluated in the context of the Board as a whole, with a focus on achieving an appropriate mix of skills needed to lead the company at the Board level. The Nominating and Corporate Governance Committee regularly assesses and communicates with the Board about current and potential future skills and backgrounds to ensure the Board maintains an appropriate mix. These skills are reflected in the following table. In addition to specific skills, any nominee to our Board must possess the personal integrity and values to assure that the Board can carry out its duties in the context of the potential military use of our products and services.

DIRECTOR NOMINEES' SKILLS, KNOWLEDGE AND EXPERIENCE MATRIX

	Importance to General Dynamics	Richard D. Clarke	Rudy F. deLeon	Cecil D. Haney	Charles W. Hooper	Mark M. Malcolm	Phebe N. Novakovic	C. Howard Nye	Catherine B. Reynolds	Laura J. Schumacher	Robert K. Steel	John G. Stratton	Peter A. Wall
Aerospace and Defense Industry	Supports oversight of the company's business performance, understanding of our customers, and strategic developments in our industry	✓	✓	✓	✓		✓						✓
Corporate Governance and Public Company Board	Provides the background and knowledge necessary to ensure effective oversight and governance		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Finance or Accounting	Enables in-depth analysis of our financial statements and understanding of our capital structure, financial transactions and financial reporting processes			✓	✓	✓	✓	✓	✓	✓	✓	✓	
Government Relations and Regulatory	Critical for an understanding of the complex regulatory and governmental environment involving our business, including relevant policy issues	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓
Global Business and Strategy	Important for oversight of a complex organization with operations worldwide	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓
Operations and Manufacturing	Necessary in overseeing a sustainable, complex and global manufacturing company	✓		✓	✓	✓	✓	✓					✓
Sustainability	Supports oversight of the company's corporate sustainability practices and management related to environmental, health, safety, human rights and social matters		✓				✓	✓	✓	✓	✓		✓
Technology and Cybersecurity	Supports our businesses in navigating the increasingly sophisticated and constantly evolving landscape for technology and cybersecurity	✓		✓	✓		✓		✓	✓		✓	✓

The above table reflects skills, knowledge and experience we believe are important for our Board. Each nominee also possesses additional skills and experience that are not highlighted among those listed above. Our director nominees include 3 women and 3 ethnic or racial minorities.

Board Composition Highlights

In order to sustain a global business, we must bring together a group of people with a vision for the future and diversity of thought. We must have leadership, at both the executive and Board levels, to develop and execute our business objectives better than our competition. Highlights of the composition of the Board, as nominated, include:



5 Current or Past CEOs of Complex, Global and/or Public Companies

9 Directors with Significant Financial Backgrounds or Expertise

9 Current or Former Public Company Directors

Balanced Board With Unique Perspectives

6 Directors with Prior Top Leadership Posts in the Military or U.S. Department of War

8 Directors with Technology and Cybersecurity Knowledge and Expertise

Limitation on Directorships

Consistent with our director nominee evaluation criterion that each nominee must have the ability to devote sufficient time and attention to Board responsibilities, our directors may not serve on more than four other public company boards, and Audit Committee members may not serve on the audit committees of more than two other public companies.

Director Retirement Policy

It is the company's general policy, as reflected in our Bylaws and Corporate Governance Guidelines, not to nominate individuals for election to the Board who have reached the age of 75 as of the scheduled date of the annual meeting of shareholders, not taking into account any adjournment or postponement thereof. However, if the Nominating and Corporate Governance Committee and two-thirds of the directors then in office determine that having a particular person on the Board would provide a significant benefit to the company, that individual may stand for election after reaching the age of 75. Our Bylaws prohibit directors from standing for election after reaching the age of 78.

2026 Director Nominees

The following 12 nominees are standing for election to the Board at the Annual Meeting. If any nominee withdraws or for any reason is unable to serve as a director, your proxy will be voted for any remaining nominees (except as otherwise indicated in your proxy) and any replacement nominee designated by the Nominating and Corporate Governance Committee.



Age: 63

Director since:
February 2023

INDEPENDENT
Committees:
- Finance and Benefit Plans
- Nominating and Corporate Governance

RICHARD D. CLARKE

BACKGROUND
- Retired General, U.S. Army (1984 to 2022)
- Commander, U.S. Special Operations Command (USSOCOM) (2019 to 2022)
- Director for Strategy Plans and Policy (J5) (2016 to 2019)
- Commander, 82nd Airborne Division (2014 to 2016); 74th Commandant of Cadets, U.S. Military Academy at West Point (2013 to 2014); Deputy Commanding General for Operations, 10th Mountain Division (2011 to 2013)

OTHER PUBLIC COMPANY BOARDS
- Innodata Inc. (2025 to Present)

Mr. Clarke, a former four-star U.S. Army General, brings to the Board a deep understanding of current global security issues, as well as practical considerations underlying strategic and risk assessment analyses in the defense industry.

EXPERIENCE HIGHLIGHTS
- Mr. Clarke retired from the U.S. military after nearly four decades of leading complex and diverse organizations at every level, including over 15 years internationally with more than 10 combat deployments to Iraq and Afghanistan.
- As Commander of USSOCOM, he led a joint force of over 75,000 military members with an annual operating budget in excess of $25 billion.
- Mr. Clarke has directed global deployments to conduct some of the nation's most sensitive and critical missions, advising the U.S. Secretary of War directly on human capital, strategy and mission risks.



Age: 73

Director since:
September 2014

INDEPENDENT
Committees:
- Compensation
- Finance and Benefit Plans
- Sustainability

RUDY F. DELEON

BACKGROUND
- Senior Fellow, Center for American Progress (2007 to Present)
- Senior Vice President, The Boeing Company (2001 to 2006)
- U.S. Deputy Secretary of Defense (2000 to 2001); Undersecretary of Defense for Personnel and Readiness (1997 to 2000)
- Undersecretary of the U.S. Air Force (1994 to 1997)

Mr. deLeon's leadership roles in the public and private sectors inform his deep understanding of the aerospace and defense industry, enabling him to bring to the Board valuable perspectives on our business.

EXPERIENCE HIGHLIGHTS
- Through his experience as the second-highest ranking civilian official in the Pentagon and as a foreign policy and military advisor, Mr. deLeon developed a keen understanding of the complexities of the U.S. military and national security policy.
- His experience in government, combined with his leadership role at Boeing as a senior vice president leading all U.S. federal, state and local government liaison operations, provides him with important insight on navigating both domestic and international business operations, as well as trade policy and related issues in a regulated and global marketplace.



Age: 70

Director since:
March 2019

INDEPENDENT
Committees:
- Audit
- Nominating and Corporate Governance (Chair)

CECIL D. HANEY

BACKGROUND
- Retired Admiral, U.S. Navy (1978 to 2017)
- Commander, U.S. Strategic Command (2013 to 2016)
- Commander, U.S. Pacific Fleet (2012 to 2013)

OTHER PUBLIC COMPANY BOARDS
- Tenet Healthcare Corporation (2021 to Present)

Mr. Haney's nearly four-decade career with the U.S. Navy enables him to provide the Board with valuable insight on key aspects of the defense industry and national security priorities.

EXPERIENCE HIGHLIGHTS
- Mr. Haney's military leadership positions, particularly with U.S. Strategic Command, required extensive knowledge about the roles of engineering, advanced technologies and cybersecurity in U.S. national security.
- During his service, Mr. Haney also gained broad global experience in managing complex operational and budgetary issues.
- Mr. Haney's service on public company boards has provided him with valuable perspectives on public company governance and operations.



Age: 68

Director since:
June 2023

INDEPENDENT
Committees:
- Audit
- Nominating and Corporate Governance

CHARLES W. HOOPER

BACKGROUND
- Senior Counselor, The Cohen Group (2020 to Present)
- Retired Lieutenant General, U.S. Army (1979 to 2020)
- Director, Defense Security Cooperation Agency (DSCA) (2017 to 2020)
- U.S. Defense Attache to Egypt (2014 to 2017); Director of Strategy, Plans and Programs, U.S. Africa Command (2011 to 2014); Deputy Director of Strategic Planning and Policy, U.S. Indo-Pacific Command (2009 to 2011); U.S. Defense Attache to the People's Republic of China (2007 to 2009); Senior Director for China, Taiwan and Mongolia Policy in the Office of the U.S. Secretary of Defense (2001 to 2003)

OTHER PUBLIC COMPANY BOARDS
- APA Corporation (2022 to Present)
- UL Solutions, Inc. (2021 to Present)

Mr. Hooper's leadership positions in the U.S. Army enable him to provide the Board with an in-depth understanding of geopolitical and security cooperation considerations essential in the aerospace and defense industry.

EXPERIENCE HIGHLIGHTS
- In his role leading the DSCA, which oversees U.S. foreign military sales, Mr. Hooper had oversight of 20,000 people globally and over $50 billion in annual weapons sales.
- International assignments as a senior U.S. Army officer, including Egypt, China, Africa Command and Indo-Pacific Command, give Mr. Hooper broad perspectives on foreign relations and geopolitical complexities, particularly U.S.-China political and military relations.
- Through his leadership roles, Mr. Hooper developed a strong understanding of the impact of technological change in international security, including evolving threat landscapes and cybersecurity matters.



Age: 72

Director since:
August 2015

INDEPENDENT
Committees:
- Audit
- Finance and Benefit Plans

MARK M. MALCOLM

BACKGROUND

- President and Chief Executive Officer, Tower International, Inc. (2007 to 2016)
- Senior Advisor, Cerberus Capital Management (2006 to 2007)
- Executive Vice President and Controller, Ford Motor Credit (2004 to 2005); Director of Finance and Strategy, Global Purchasing, Ford Motor Company (2002 to 2004)

Mr. Malcolm's financial acumen and executive leadership experience provides the Board with valuable insight on complex business issues in areas such as risk management, global supply chain management and public company governance.

EXPERIENCE HIGHLIGHTS

- Mr. Malcolm's executive positions at Tower International and Ford provide him with critical knowledge of the management, financial and operational requirements of large public companies.
- Through his leadership roles, he gained extensive experience in evaluating financial results and accounting principles, as well as a deep understanding of public company financial reporting processes.
- Based on his experience, the Board has determined that Mr. Malcolm is an Audit Committee Financial Expert (as defined by the SEC).



Age: 68

Director since:
May 2012

Committees:
- None

PHEBE N. NOVAKOVIC

BACKGROUND

- General Dynamics Corporation, Chairman and Chief Executive Officer (2013 to Present); President and Chief Operating Officer (2012); Executive Vice President, Marine Systems (2010 to 2012); Senior Vice President, Planning and Development (2005 to 2010); Vice President, Strategic Planning (2002 to 2005)

OTHER PUBLIC COMPANY BOARDS

- J.P. Morgan Chase & Co. (2020 to Present)
- Abbott Laboratories (2010 to 2021)

Ms. Novakovic's service as a senior officer of General Dynamics since 2002 makes her a valuable and trusted leader who provides the Board with a deep understanding of the company and its customers.

EXPERIENCE HIGHLIGHTS

- Through her roles as General Dynamics' chairman and chief executive officer, president and chief operating officer, and executive vice president, Marine Systems, Ms. Novakovic developed a deep understanding of the company's business operations, growth opportunities, risks and challenges.
- As General Dynamics' senior vice president, planning and development, she gained a strong understanding of the company's core customers and the global marketplace in which we operate.
- Ms. Novakovic's service as a public company director provides her with valuable perspectives on corporate governance matters and the roles and responsibilities of public company boards.



Age: 63

Director since:
May 2018

INDEPENDENT
Committees:
- Audit (Chair)
- Compensation

C. HOWARD NYE

BACKGROUND

- Martin Marietta Materials, Inc., Chairman of the Board of Directors (2014 to Present); Chief Executive Officer and Director (2010 to Present); President (2006 to Present); Chief Operating Officer (2006 to 2009)
- Executive Vice President of Hanson PLC's North American building materials business (2003 to 2006)

OTHER PUBLIC COMPANY BOARDS

- Martin Marietta Materials, Inc. Chairman of the Board of Directors (2014 to Present); Director (2010 to Present)

Mr. Nye brings to the Board valuable insight on a broad range of strategic and operational business matters.

EXPERIENCE HIGHLIGHTS

- As chairman and chief executive officer of Martin Marietta, a leading supplier of construction aggregates and heavy building materials, Mr. Nye has a deep understanding of engineering, manufacturing, supply chain, mergers and acquisitions, sustainability, regulatory and corporate governance matters.
- Through his senior leadership positions in the manufacturing and construction industry, Mr. Nye gained extensive risk management experience, particularly in employee health and safety matters.
- Mr. Nye's strong business and legal background, together with his service on public company boards, provide him with valuable insight into challenges and risks facing large public companies.
- Based on Mr. Nye's experience with public company financial statements and reporting, the Board has determined that Mr. Nye is an Audit Committee Financial Expert (as defined by the SEC).



Age: 68

Director since:
May 2017

INDEPENDENT
Committees:
- Audit
- Finance and Benefit Plans (Chair)
- Sustainability

CATHERINE B. REYNOLDS

BACKGROUND

- Co-founder of VitaKey Inc. and Chief Executive Officer (2021 to Present)
- Chairman and Chief Executive Officer of The Catherine B. Reynolds Foundation (2000 to Present)
- Chairman and Chief Executive Officer of EduCap Inc. (1989 to 2023)
- Founder and Chairman of Servus Financial Corporation (1993 to 2000)

OTHER PUBLIC COMPANY BOARDS

- Lindblad Expeditions Holdings, Inc. (2016 to Present)

Ms. Reynolds brings to the Board valuable insight on a broad range of financial and business matters, as well as a deep understanding of risk management and public company governance topics.

EXPERIENCE HIGHLIGHTS

- Ms. Reynolds has extensive business and financial experience, including her innovative development of the first asset-backed securitization structure for consumer education loans.
- Ms. Reynolds is a certified public accountant, and through her senior executive roles and service on public company boards, including as a member of audit, compensation, sustainability, and finance and benefit plans committees, she has gained valuable insight into public company governance and operations.
- The Board has determined that Ms. Reynolds' extensive financial and accounting background qualifies her as an Audit Committee Financial Expert (as defined by the SEC).



Age: 62

Director since:
February 2014

INDEPENDENT
Committees:
- Compensation (Chair)
- Nominating and Corporate Governance

LAURA J. SCHUMACHER — *LEAD DIRECTOR*

BACKGROUND
- General Dynamics Corporation Lead Director (2023 to Present)
- AbbVie Inc., Vice Chairman, External Affairs and Chief Legal Counsel (2018 to 2022); Executive Vice President, External Affairs and General Counsel (2013 to 2018)
- Abbott Laboratories, Executive Vice President, General Counsel and Secretary (2007 to 2012)

OTHER PUBLIC COMPANY BOARDS
- CrowdStrike Holdings, Inc. (2020 to Present)

Ms. Schumacher's executive leadership experience provides the Board with a deep understanding of public company governance topics, as well as valuable insight on a broad range of strategic, legal and regulatory business matters.

EXPERIENCE HIGHLIGHTS
- Ms. Schumacher's positions as chief legal officer of two large public companies provided her with extensive experience with respect to risk management and a deep knowledge of the types of legal, regulatory and corporate governance risks facing public companies.
- Her experience as a senior executive in the healthcare industry has provided her with a keen awareness of strategic considerations and challenges associated with a complex, highly regulated industry.
- Ms. Schumacher's experience includes leading complex corporate transactions, including the separation of AbbVie Inc. from Abbott Laboratories.



Age: 74

Director since:
February 2021

INDEPENDENT
Committees:
- Compensation
- Finance and Benefit Plans
- Sustainability (Chair)

ROBERT K. STEEL

BACKGROUND
- Perella Weinberg Partners LP, Vice Chairman (2021 to Present); Partner (2014 to Present); Chairman of Advisory (2014 to 2021); Chief Executive Officer (2014 to 2019)
- New York City Deputy Mayor for Economic Development (2010 to 2013)
- Wachovia Corporation, Chief Executive Officer and President (2008 to 2009)
- U.S. Department of the Treasury, Under Secretary for Domestic Finance (2006 to 2008)
- Goldman Sachs, Vice Chairman (2002 to 2004); Co-head of Equities Division (1996 to 2002)

OTHER PUBLIC COMPANY BOARDS
- Perella Weinberg Partners LP, Vice Chairman (2021 to Present)

Mr. Steel brings to the Board a deep understanding of a broad range of financial topics, as well as valuable insight into a variety of sustainability and public company governance matters.

EXPERIENCE HIGHLIGHTS
- Mr. Steel gained extensive experience with financial markets through his high-ranking public and private sector roles, firsthand knowledge of regulatory structures both at the federal and local levels, and a deep understanding of strategic and capital allocation considerations for public companies.
- Mr. Steel served as Co-Chair of the Board of Directors of the Value Reporting Foundation, now part of the International Financial Reporting Standards (IFRS) Foundation, which gives him unique insight into sustainability issues.
- Through his executive leadership positions at Wachovia and Perella Weinberg, Mr. Steel gained valuable insight into challenges facing public companies.



Age: 65

Director since:
February 2020

INDEPENDENT
Committees:
- Audit
- Finance and Benefit Plans

JOHN G. STRATTON

BACKGROUND

- Executive Chairman of the Board, Frontier Communications Parent, Inc. (2021 to January 2026)
- Executive Vice President and President of Global Operations, Verizon Communications Inc. (2015 to 2018); Executive Vice President and President of Global Enterprise and Consumer Wireline, Verizon Communications Inc. (2014 to 2015); Executive Vice President and President of Verizon Enterprise Solutions (2012 to 2014); Executive Vice President and Chief Operating Officer of Verizon Wireless (2010 to 2012)

OTHER PUBLIC COMPANY BOARDS

- Frontier Communications Parent, Inc., Executive Chairman of the Board (2021 to January 2026)
- Abbott Laboratories (2017 to Present)

Mr. Stratton brings to the Board valuable perspectives on strategic and operational business matters of public companies, including those related to technology and cybersecurity.

EXPERIENCE HIGHLIGHTS

- Through his leadership positions at Frontier Communications and Verizon, Mr. Stratton has extensive business and management experience operating global public companies, including business strategy and risk management.
- Mr. Stratton also gained extensive insight into the importance and role of technology, including opportunities and risks associated with rapidly developing new technologies and cybersecurity.
- His experience in the telecommunications industry also provides Mr. Stratton with an understanding of business operations in a highly regulated industry.



Age: 70

Director since:
August 2016

INDEPENDENT
Committees:
- Finance and Benefit Plans
- Nominating and Corporate Governance
- Sustainability

PETER A. WALL

BACKGROUND

- Retired General, British Army (1974 to 2014); Chief of the General Staff (2010 to 2014); Commander in Chief, Land Command (2009 to 2010)
- Director of Operations, United Kingdom Ministry of Defence (2007 to 2009)
- Director and Chief Executive Officer, Amicus Limited (strategic leadership advisory firm) (2014 to Present)

Mr. Wall brings to the Board important insight into the operational requirements of our customers, the application of technology in our business, and a deep understanding of global security issues.

EXPERIENCE HIGHLIGHTS

- Mr. Wall had a distinguished career in the British Army before retiring at the rank of General in 2014, and he also served as Director of Operations for the U.K. Ministry of Defence, directing operations worldwide.
- As Chief of the General Staff of the British Army, Mr. Wall managed significant operating budgets and led a major transformation of the British Army, including capital investment to harness the latest military technology.
- Mr. Wall's service in the U.K. Ministry of Defence and the British Army gave him an in-depth understanding and appreciation of the complexities of the U.K. military, its allies and the overall defense industry.

Director Independence

Independence Standards

Our Board has established an objective that at least two-thirds of the directors be independent. The Board has established director independence guidelines (the Director Independence Guidelines) that are consistent with applicable New York Stock Exchange (NYSE) rules to assist in determining director independence. Our Board regularly assesses the independence of our directors and examines the nature and extent of any relationships between General Dynamics and our directors, their families and their affiliates. For a director to be considered independent, the Board must determine that a director does not have any direct or indirect material relationship with General Dynamics. The Director Independence Guidelines are a part of our Corporate Governance Guidelines, which are available at www.gd.com/CorporateGovernance.

Independence Determinations

The Board has determined that each current non-management director — Ms. Reynolds, Ms. Schumacher, and Messrs. Clarke, deLeon, Haney, Hooper, Malcolm, Mattis, Nye, Steel, Stratton and Wall — qualifies as an independent director.

In March of each year and at other times during the year for director nominations or appointments occurring outside the annual meeting of shareholders, the Board considers whether each director and nominee to the Board meets the definition of an "independent director" in accordance with applicable NYSE rules and the company's Director Independence Guidelines. To make these independence determinations, the Board reviewed all relationships between General Dynamics and the directors and affirmatively determined that none of the individuals qualifying as independent has a material business, financial or other type of relationship with General Dynamics, other than as a director or shareholder of the company. Specifically, the Board considered the relationships listed below and the related person transactions listed on page 35 of this Proxy Statement and found them to be immaterial. For each of the relationships that the Board considered for 2025, 2024 and 2023, the payments made or received by General Dynamics, and the charitable contributions made by General Dynamics, fell below the thresholds in our Director Independence Guidelines (the greater of $1 million or 2% of the consolidated gross revenue of the other company). Listed below are the relationships that existed in 2025 that were considered by the Board as part of its independence determinations.

- Ms. Reynolds, Ms. Schumacher, and Messrs. Clarke, Haney, Hooper, Nye and Wall serve or served as members of the boards of trustees or boards of directors, or as executive officers, of charitable and other non-profit organizations to which General Dynamics (i) made payments for memberships, sponsorships, trade show exhibit space or tuition in the usual course of our business, (ii) made and received payments for products and services in the usual course of our business or (iii) made contributions as part of our annual giving program.
- Ms. Schumacher and Messrs. Clarke, Haney, Hooper, Nye, Steel and Stratton serve or served as directors of companies, and Messrs. Hooper, Mattis, Nye and Stratton are or were employees or executive officers of companies to which General Dynamics sold products and services, or from which General Dynamics purchased products and services, in the ordinary course of business. None of the directors had any material interest in, or received any direct compensation in connection with, these ordinary-course business relationships.

Board Nominees Recommended by Shareholders

The Nominating and Corporate Governance Committee will consider director nominees recommended by shareholders in the same manner as it considers and evaluates potential directors identified by the company. Recommendations by shareholders should be submitted in writing to the chair of the Nominating and Corporate Governance Committee, c/o Corporate Secretary, General Dynamics Corporation, 11011 Sunset Hills Road, Reston, Virginia 20190. Our Bylaws address the requirements for nominations of directors, including a proxy access provision that permits a shareholder or a group of up to 20 shareholders who have owned 3% or more of the company's outstanding capital stock continuously for at least three years to submit director nominees for inclusion in our proxy statement if the shareholder(s) and the nominee(s) satisfy the requirements specified in our Bylaws. The requirements for director nominations, including requirements for proxy access, can be found in Article II, Section 10 of our Bylaws, which are available on our website at www.gd.com/CorporateGovernance.

GOVERNANCE OF THE COMPANY

Our Commitment to Strong Corporate Governance

The General Dynamics Board of Directors believes that good corporate governance enhances shareholder value. To that end, General Dynamics is committed to employing strong market-leading practices to promote a culture of ethics and integrity that defines how we do business. At the core, we are in business to earn ethically a fair return for our shareholders.

On the recommendation of the Nominating and Corporate Governance Committee, the Board has adopted the General Dynamics Corporate Governance Guidelines to provide a framework for effective governance of the Board and the company. The guidelines establish policies and practices with respect to Board operations and responsibilities, including Board structure and composition, director independence, executive and director compensation, succession planning, and the receipt of concerns and complaints by the Board. The Board reviews these guidelines and updates them periodically in response to changing regulatory requirements, feedback from shareholders on governance matters and evolving best practices in corporate governance.

Our key corporate governance practices are summarized below. Our Corporate Governance Guidelines are available at www.gd.com/CorporateGovernance.

Our Ethos

As part of our commitment to strong corporate governance practices, we maintain an active and robust ethics program. Our ethics program is rooted in our Ethos — our distinguishing moral nature. Our Ethos is defined by four values: transparency, trust, alignment and honesty.

By adhering to our Ethos, we ensure that we continue to be good stewards of the investments made in us by our shareholders, customers, employees, suppliers and communities.

We have a Standards of Business Ethics and Conduct Handbook that applies to all employees. This handbook, known as the Blue Book, has been updated and improved as we have grown and changed over the years. Our ethics program also includes periodic training on ethics and compliance topics for all employees and a 24-hour ethics helpline, which employees can access via telephone or online to communicate any business-related ethics concerns.

In addition to the Blue Book, we have adopted an ethics code specifically applicable to our Board, and also an ethics code specifically applicable to our financial professionals. The Code of Conduct for Members of the Board of Directors embodies our Board's commitment to manage our business in accordance with the highest standards of ethical conduct. The Code of Ethics for Financial Professionals, which supplements the Blue Book, applies to our chief executive officer (CEO), chief financial officer (CFO), controller and individuals performing similar financial functions.

Any amendments to or waivers from the Standards of Business Ethics and Conduct, Code of Ethics for Financial Professionals or Code of Conduct for Members of the Board of Directors on behalf of our executive officers, financial professionals or directors will be disclosed on our website. The current Standards of Business Ethics and Conduct are available on our website at www.gd.com/Responsibility.



Board Leadership Structure

Our Board comprises accomplished and experienced directors who provide advice and oversight to further the interests of our company and our shareholders. Except for our CEO, all of our directors are independent. Our Board continually assesses the composition of the Board based on consideration of all relevant factors and specific circumstances facing the company at the time. The Board regularly evaluates its leadership structure, including whether to separate or combine the positions of chairman and CEO.

Our Corporate Governance Guidelines also provide that the Board will conduct a detailed study of the desirability of the separation of the chairman and CEO roles at the time of a CEO transition, in addition to its rigorous assessment each year when electing a chairman. Our Board currently believes that the combination of the chairman and CEO roles, while retaining a strong independent Lead Director, is appropriate for our company as described below.

Chairman

Strong and Effective Leadership

Our Board elects a chairman annually from among the directors. The Board believes that Ms. Novakovic's deep understanding of the company's business, day-to-day operations, growth opportunities, challenges and risk management gained through several leadership positions, including 13 years as CEO, enable her to provide strong and effective leadership to the Board and to ensure the Board is informed of important issues facing the company. For example, the Board has observed Ms. Novakovic's proven track record of long-term success in driving the company's capital allocation and deployment strategy. Further, Ms. Novakovic's unwavering commitment to our Ethos underpins her transparency and honesty in all dealings with the Board.

Independent Lead Director

Additional Independent Oversight

Our Board elects a Lead Director annually from among the independent directors, upon recommendation from the fully independent Nominating and Corporate Governance Committee. Ms. Schumacher currently serves as Lead Director. The Board believes that Ms. Schumacher's experience as a public company executive, leadership as chair of our Compensation Committee, and service on other public company boards throughout the years provide her with a deep understanding of and respect for the roles and responsibilities of an independent director. She is well positioned to ensure independent views are brought to the boardroom.

The Board believes that the company's corporate governance framework empowers the Lead Director to conduct effective independent oversight of senior management and Board matters. For example, while serving as Lead Director, Ms. Schumacher, among other things:

- Approved in advance the full agenda for each Board meeting and each Board committee meeting, and proposed topics of discussion;
- Oversaw performance assessments, including the Board self-assessment and CEO compensation review;
- Attended all Board meetings and all meetings of Board committees on which she served;
- Chaired meetings of non-management directors;
- Regularly met with the chairman regarding topics relevant to the Board;
- Facilitated regular communication among the directors and the chairman; and
- Participated and assisted in the identification and assessment of potential director candidates.

The independent Lead Director's authorities and responsibilities are listed below.

Lead Director Authorities and Responsibilities

- Acts as chair at Board meetings when the chairman is not present, including meetings of the non-management directors;
- Has authority to oversee the evaluation of the performance of the Board (in consultation with the Nominating and Corporate Governance Committee chair) and the CEO (in consultation with the Compensation Committee chair);
- Works with the chairman to develop and agree to meeting schedules and agendas, and agree to the nature of the information that will be provided to directors in advance of meetings;
- Meets regularly with the chairman on topics relevant to the Board and to provide feedback on Board topics and meetings;
- Has the authority to call meetings of the non-management directors;
- Consults regularly with non-management directors, coordinates activities of the non-management directors and serves as a liaison between the chairman and non-management directors;
- Is available for consultation and communication with significant shareholders, when appropriate;
- Has the authority to retain advisors and consultants in connection with all Board functions; and
- Performs such other duties as the Board may determine from time to time.

Board Refreshment

Maintaining a strong and effective Board is a key area of focus for General Dynamics. We believe that a balanced Board consisting of directors with different backgrounds, talent, skills and expertise best enables the Board to carry out its duties.

Our Nominating and Corporate Governance Committee leads this dynamic refreshment process. The committee — with input from the Board as appropriate — endeavors to identify highly-qualified candidates for potential service on our Board. Under this process, the committee takes into account relevant considerations including:

- Capacity to devote sufficient time and attention to General Dynamics duties;
- Background and professional experience;
- Diversity of key skills and expertise;
- Ethics and integrity;
- Diversity of background, perspective and life experience; and
- Absence of conflicts of interest.

The committee considers potential Board candidates in the context of the current Board composition with the goal of ensuring the Board is made of directors with diverse experiences, skills and perspectives. Candidates are thoroughly evaluated based on the highest standards to which the company holds itself, as detailed in Director Nominations above. In identifying and assessing a potential candidate, the committee does not view any one skill or attribute as determinative. The Board and committee believe that quotas or other requirements that elevate specific considerations over others are not in the best interests of the company. Rather, individual candidates are identified and evaluated based on a holistic assessment of how a potential nominee fits within the Board's overall mix of skills, experiences and perspectives.

Board Committees

The Board has established five standing committees to assist in executing its duties: Audit, Compensation, Finance and Benefit Plans, Nominating and Corporate Governance, and Sustainability. The primary responsibilities of each of the committees are described below, together with the current membership and number of meetings held in 2025. Currently, all of our Board committees are composed entirely of independent, non-management directors. Charters for all five Board committees are available on our website at www.gd.com/CorporateGovernance.

Committee Members

Listed below are the members of each of the five standing committees as of March 11, 2026.

		Audit Committee	Compensation Committee	Finance and Benefit Plans Committee	Nominating and Corporate Governance Committee	Sustainability Committee
Richard D. Clarke				✓	✓	
Rudy F. deLeon			✓	✓		✓
Cecil D. Haney		✓			★	
Charles W. Hooper		✓			✓	
Mark M. Malcolm	▦	✓		✓		
James N. Mattis		✓			✓	
C. Howard Nye	▦	★	✓			
Catherine B. Reynolds	▦	✓		★		✓
Laura J. Schumacher	♟		★		✓	
Robert K. Steel			✓	✓		★
John G. Stratton		✓		✓		
Peter A. Wall				✓	✓	✓

	Lead Director	★	Chair
	Audit Committee Financial Expert	✓	Member

Committee Responsibilities

Following are descriptions of the primary areas of responsibility for each of the five committees.

AUDIT COMMITTEE	**RESPONSIBILITIES:**
Current Members: C. Howard Nye (Chair) Cecil D. Haney Charles W. Hooper Mark M. Malcolm James N. Mattis Catherine B. Reynolds John G. Stratton **Meetings in 2025: 8**	• Oversees accounting, financial reporting, internal control, auditing and regulatory compliance activities • Selects and oversees the independent auditor • Approves audit and non-audit services provided by the independent auditor, including a review of the scope of the audit • Reviews our consolidated financial statements with management and the independent auditor • Evaluates the performance, responsibilities, budget and staffing of internal audit program • Evaluates the scope of the internal audit plan • Monitors management's implementation of the company's policies, practices and programs with respect to business ethics and conduct
COMPENSATION COMMITTEE	**RESPONSIBILITIES:**
Current Members: Laura J. Schumacher (Chair) Rudy F. deLeon C. Howard Nye Robert K. Steel **Meetings in 2025: 4**	• Evaluates the performance of the CEO and other officers, and reviews and approves their compensation • Recommends to the Board the level and form of director compensation and benefits • Reviews and approves both incentive and equity-based compensation plans • Reviews and monitors succession plans for officers, including the CEO • Has authority to retain and terminate external advisors in connection with the discharge of its duties • Has sole authority to approve compensation consultant fees (to be funded by the company) and the terms of the consultant's retention
FINANCE AND BENEFIT PLANS COMMITTEE	**RESPONSIBILITIES:**
Current Members: Catherine B. Reynolds (Chair) Richard D. Clarke Rudy F. deLeon Mark M. Malcolm Robert K. Steel John G. Stratton Peter A. Wall **Meetings in 2025: 3**	• Oversees the management of the company's financial policies to ensure the policies are in keeping with the company's overall business objectives • For employee benefit plans that name the company or one of its subsidiaries as the investment fiduciary (and for which the company or one of its subsidiaries has not appointed the management investment committee as investment fiduciary): – Provides strategic oversight of the management of the assets – Reviews and approves management's investment policy recommendations – Reviews and approves the retention of third parties for administration and management services related to trust assets
NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	**RESPONSIBILITIES:**
Current Members: Cecil D. Haney (Chair) Richard D. Clarke Charles W. Hooper James N. Mattis Laura J. Schumacher Peter A. Wall **Meetings in 2025: 3**	• Evaluates Board and management effectiveness • Advises the Board on the appropriate size, composition, structure and operations of the Board and its committees • Reviews and recommends to the Board committee assignments for directors • Advises the Board on corporate governance matters and monitors developments, trends and best practices in corporate governance • Recommends to the Board corporate governance guidelines that comply with legal and regulatory requirements • Identifies qualified individuals as director candidates
SUSTAINABILITY COMMITTEE	**RESPONSIBILITIES:**
Current Members: Robert K. Steel (Chair) Rudy F. deLeon Catherine B. Reynolds Peter A. Wall **Meetings in 2025: 0***	• Reviews and monitors corporate practices related to corporate sustainability matters, including those regarding environmental, health, safety, human rights (including international sales of defense articles) and social matters • Monitors developments, trends and best practices in managing corporate sustainability • Has authority to obtain advice and assistance from internal and external advisors in connection with the discharge of its duties

* The committee received a written briefing from senior management on key sustainability developments and best practices in 2025 as part of its oversight duties.

Risk Oversight

Under our comprehensive risk management program, the Board oversees management's identification and prioritization of risk, focusing on the most significant current and emerging risks facing the company that could have a substantive financial or strategic impact. In addition, Board members independently raise and assess potential risks, as applicable. We believe our risk management processes are well-supported by the current Board leadership structure.

Senior management is responsible for day-to-day risk management and conducts thorough assessments through internal management processes and controls. In our process, upstream, downstream and operational risks are also assessed for potential financial or strategic impact holistically across the company, taking into account the totality of the circumstances (including quantitative analyses of potential financial and operational impact, as well as qualitative factors such as compliance with laws, pending regulations and the potential effect on our reputation). Management reviews each risk and opportunity and determines the appropriate path forward, including the potential escalation of the issue to the Board or applicable Board committee, as needed.

The Board, or the appropriate committee, assesses existing and significant emerging risks on an ongoing basis as they arise. While the Board applies the same oversight standards to all material risks facing the company, focusing more frequently on the areas that represent the more immediate risks, individual risks generally differ in duration and severity, and timeframes required for effective mitigation may vary greatly or change over time as risk environments evolve. Thus, as risk environments evolve, the Board may adjust its oversight strategy on a case-by-case basis, as appropriate.

ROLES IN RISK MANAGEMENT


Board of Directors
Overall Risk Oversight
Audit Committee
Compensation Committee
Finance and Benefit Plans Committee
Nominating and Corporate Governance Committee
Sustainability Committee
Reporting
Oversight and Advice
Senior Management
External Advisors

Board of Directors

The Board oversees risk management, focusing on the most significant risks facing the company, including strategic, operational, financial, legal, environmental, cybersecurity and reputational risks.

The Board evaluates the company's risks throughout the year. The Board focuses on risk at its annual multi-day Board meeting, typically held in early February, to set the overall strategy and operating plan for the company. The Board reviews, adjusts where appropriate, and approves the annual business unit and business segment goals presented by management; adopts our company operating plan for the year; and monitors these plans and related risks throughout the year as part of periodic financial and performance reports given to the Board by the CFO and executive vice president of each business segment.

Two Board meetings per year are designated as risk-review meetings where the CEO and senior management team provide the Board with a dedicated assessment of the company's significant risk areas and mitigation efforts. Risks are also reported at every Board meeting as necessary. Throughout the course of the year, the Board receives briefings from senior management, including those responsible for legal and compliance risk, concerning a variety of topics and related risks specifically facing the company as they arise.

Examples of the risk topics discussed in 2025 included:

- Defense budget and acquisition matters;
- Cybersecurity;
- Emerging technologies, including generative artificial intelligence;
- Labor relations;
- Product safety topics;
- Supply chain challenges;
- Legal and regulatory matters;
- Financial matters;
- Human capital management, including succession planning; and
- Specific customer and program developments.

The Board maintains general risk oversight as described above. There are also specific significant risks of which the Board has maintained direct oversight:

- *Succession Planning.* The Board considers senior management succession planning a core part of the company's risk management program, and at least annually, the Board reviews with the CEO succession planning for senior leadership positions and the timing and development required to ensure continuity and quality of leadership over the short and long term.
- *Cybersecurity.* In light of the heightened cybersecurity threats faced by the defense industry generally, the Board maintains direct oversight of the company's cybersecurity risks and approach.
- *Delegation of Authority.* The Board oversees updates to our Delegation of Authority policy, which serves as the backbone of the company's approach to risk management, allocating the most significant risks and decisions to senior management.

In addition, the Board committees are each responsible for various areas of risk oversight as described below.

Audit Committee

- Oversees the company's policies and practices concerning overall risk assessment and risk management.
- Reviews and takes appropriate action regarding the company's annual and quarterly financial statements, the internal audit program, the ethics program and internal control over financial reporting.
- Receives regular briefings from members of senior management on accounting matters, the internal audit plan, internal control over financial reporting matters, and ethics program matters.
- Holds separate, regular executive sessions with internal audit, management and the members of the company's independent auditors' audit team.

Finance and Benefit Plans Committee

- Oversees the management of the company's financial policies and the assets of the company's defined benefit plans for employees.
- Oversees market risk exposure with respect to assets within the company's defined benefit plans, and related to the capital structure of the company, including borrowing, liquidity, allocation of capital and funding of benefit plans.
- Assesses risks in areas under its purview, and receives regular briefings from our senior management or external advisors on financial policies, pension plan liabilities, and funding and asset performance.

Compensation Committee

- Oversees our executive compensation program to ensure that the program creates incentives for strong operational performance and for the long-term benefit of the company and its shareholders without encouraging excessive risk-taking.
- Receives briefings from the chairman and CEO; the senior vice president, human resources and administration; and outside consultants and advisors on compensation matters.

Nominating and Corporate Governance Committee

- Oversees risks related to the company's governance structure, processes, and risks arising from related person transactions.
- Receives briefings from the senior vice president, general counsel and secretary.

Sustainability Committee

- Oversees risks relating to the company's corporate sustainability practices and management, such as those regarding environmental, employee health and safety, human rights (including international sales of defense articles) and other social matters.
- Monitors developments, trends and best practices in managing corporate sustainability matters.
- Receives briefings from the senior vice president, general counsel and secretary; and the senior vice president, human resources and administration.

Senior Management

- Assumes responsibility for day-to-day risk management; conducts thorough assessments of the company's risks through internal management processes and controls, including an evaluation of the potential impact of existing and significant emerging risks to the company.
- Ensures compliance with the company's disclosure obligations, controls and procedures as existing and significant emerging risks are identified.
- Provides the Board with a comprehensive briefing of material risks at a minimum of two Board meetings a year that are designated as risk meetings, and briefs the Board throughout the year on specific risks facing the company.
- Delivers reports to the Board at an annual multi-day Board meeting, typically held in early February, on opportunities and risks in the markets in which the company conducts business. Additionally, each business unit president and each business segment executive vice president presents the unit's and segment's respective operating plan and strategic initiatives for the year. The presentations typically touch on notable business opportunities and risks in the segment that are relevant to its plan.
- Reports financial and performance metrics to the Board, through the CFO and executive vice presidents of each business segment.

External Advisors

- Remain available for consultation and provide independent, expert advice on the identification, oversight, evaluation and management of specific risks facing our business (including future threats and trends), and review and comment on risk management processes and procedures as necessary.
- Review and suggest updates and improvements to our risk management processes and procedures.
- Assist in the implementation of Board and senior management responsibilities regarding risk management.
- Support, advise and assist with public disclosure regarding risk management and company risks.

SPOTLIGHT ON EMERGING TECHNOLOGIES

Many of the products and services we provide involve sophisticated technologies and engineering. Our performance depends in part on our ability to continue to develop, manufacture and provide innovative products and services and bring those offerings to market quickly at cost-effective prices.

During 2025, the Board and its committees devoted time to understanding and overseeing risks and opportunities related to emerging technologies, including drone and anti-drone, autonomous mobility and generative artificial intelligence that could have a potential impact on the company's business or operations.

For example, topics and discussions included:

- Briefings from program and technology leaders regarding product innovation;
- Lessons learned from the Ukraine conflict;
- Risks and opportunities related to the incorporation of new and emerging technologies into the company's current and future products; and
- Potential changes to markets, customer demand, or competitive environment caused or related to changes in technologies.

Board Meetings, Attendance and Executive Sessions

Engaged and Active Board of Directors

8	**99.5%**	**100%**	**100%**
Board of Directors meetings in 2025*	**Average director attendance at 2025 Board and committee meetings**	**Director attendance at the 2025 Annual Meeting**	**Each 2025 Board meeting was followed by a non-management director executive session**
2025 Board meetings included a multi-day meeting in February to review our 2025 operating plan, including the operating plans of each of our business segments.	Strong director participation, with all Board members serving in 2025 attending 92.9% or more of the total number of Board and committee meetings of which he or she was a member. The average attendance for all Board and committee meetings in 2025 was 99.5%.*	We encourage directors to attend each Annual Meeting of Shareholders.	Non-management directors may also meet without management present at other times as requested by any non-management director. The independent Lead Director chairs executive sessions.

* Figures do not include one ad hoc optional telephonic Board briefing.

Corporate Responsibility and Sustainability

Our Board and management take seriously our commitment to corporate responsibility. Our approach is grounded in our corporate Ethos, which compels responsible business practices, transparency of our actions and accountability to our commitments. Our Ethos ensures that we behave according to our shared values; use those values to guide our every endeavor; and make General Dynamics sustainable for our shareholders, customers, employees and communities, both local and global.

Ongoing engagement with stakeholders has been an integral part of building and evolving our sustainability program, and we implement our program in a way that benefits our stakeholders, including investors, customers, employees, suppliers and communities. We understand the value of engaging stakeholders and providing robust disclosures on how General Dynamics' Board and senior management team identifies, prioritizes and addresses environmental, social and governance risks. We remain committed to reducing our global environmental impact, including our carbon footprint; safeguarding human rights; promoting a workforce where all are welcomed; supporting the health, welfare and safety of our employees; and being transparent on these issues. As with all aspects of our business, we strive for continuous improvement. Our sustainability initiatives are no exception.

Governance

Our Board focuses its oversight on material risks and opportunities, including those related to sustainability matters, as it discharges its duties. The Board's fully independent Sustainability Committee assists the Board in overseeing corporate practices relating to sustainability, including environmental, employee health and safety, human rights and other social matters. The Sustainability Committee is chaired by Robert K. Steel, an independent director with expertise and unique experience in the field, including as a former board Co-Chair of the Value Reporting Foundation, now part of the IFRS Foundation.

The Board also has long-established governance structures designed to assure that potentially material risks, including those related to sustainability issues, are adequately identified and escalated. Pursuant to these structures, senior management, as part of its day-to-day management of the business, identifies and evaluates sustainability issues and, where appropriate, escalates these issues within our governance structure.

Overarching Principles

Our approach to sustainability matters is guided by strong corporate governance processes and characterized by a culture of transparency.



GOVERNANCE

Our Board, as a whole and through its Sustainability Committee, maintains oversight over our sustainability practices and is committed to continuous improvement.



TRANSPARENCY

We publish key sustainability-related information on our website, including our Sustainability Report, Employment Information Report (EEO-1), and CDP (formerly known as the Carbon Disclosure Project) disclosure of climate-related data. Where practicable, our Sustainability Report seeks to align with the Sustainability Accounting Standards Board (SASB) framework.

Key Focus Areas

Our governance processes described above ensure that our business decisions recognize the economic, environmental and social considerations in our operational strategy.



ENVIRONMENT

As a company with multiple business lines that include heavy manufacturing, we recognize that our actions have an impact on our planet. In keeping with our commitment to environmental stewardship, we adopted a company-wide target to reduce our greenhouse gas emissions by 40% by 2034 compared to our 2019 emissions.



HUMAN CAPITAL MANAGEMENT

People are the heart of our company. We are committed to the safety, health and well-being of our employees, including fair compensation for the work they perform, so that they can remain focused on their mission. Further, we believe that a workplace reflecting a diverse tapestry of backgrounds, experiences and perspectives yields better ideas and outcomes. We promote a workforce where all are welcomed.



HUMAN RIGHTS

We recognize the fundamental human dignity of all people. As a company with operations and suppliers around the world, we appreciate the importance of ensuring that we respect basic human rights in our business activities and conduct risk-based due diligence efforts scaled in proportion with the degree of potential risk.



SUPPLY CHAIN

Suppliers are critical to our ability to deliver quality products and services at market prices to our customers, and we expect our suppliers to act as good corporate citizens.

Shareholder Outreach and Engagement

Our Board is committed to robust shareholder engagement, and shareholder engagement has become an embedded part of our investor relations and governance programs. Conversations throughout the year led by our investor relations team are supplemented by an annual outreach dedicated to corporate governance matters, our executive compensation program, sustainability efforts, human capital management, succession planning and other business topics. As we have for the past several years, we conducted a robust shareholder outreach campaign during 2025 that incorporated shareholders representing approximately 62% of our outstanding shares to receive shareholder feedback on these topics. Our core shareholder engagement team comprises senior members of our investor relations, corporate governance and human resources (including executive compensation) groups, supplemented by our independent Lead Director or Compensation Committee chair as appropriate. Additionally, an ad hoc group of directors, anchored by the chairman and the independent Lead Director, is available to liaise with significant shareholders. Our Board remains committed to soliciting and understanding shareholder views and responding as appropriate.

OUR SHAREHOLDER ENGAGEMENT PROGRAM



FALL ENGAGEMENT

- We receive feedback and updates on shareholders' governance, executive compensation and corporate responsibility priorities.
- We provide updates to shareholders on the company's programs in these areas.

ANNUAL MEETING
(May)

- Voting results help us calibrate our governance, executive compensation and corporate responsibility programs to reflect shareholders' priorities.

We engage annually with holders of approximately

62%

of our Common Stock

PROXY STATEMENT
(March)

- We make changes, when appropriate, to our corporate governance, executive compensation and corporate responsibility programs, and discuss those changes in our proxy statement.



SPRING ENGAGEMENT

- We offer additional engagement opportunities to address proxy statement matters or other questions.



KEY ITEMS DISCUSSED WITH SHAREHOLDERS IN 2025

HUMAN CAPITAL MANAGEMENT
- Workforce development, including composition and training
- Labor relations

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE
- Board composition refreshment and succession planning
- Board leadership structure
- Board member capacity

CORPORATE RESPONSIBILITY AND SUSTAINABILITY
- Greenhouse gas emissions
- Human rights risk management and due diligence
- Artificial Intelligence (AI) governance

MANAGEMENT SUCCESSION PLANNING

EXECUTIVE COMPENSATION

Director Orientation and Continuing Education

Our comprehensive director orientation and continuing education initiatives help ensure that directors have a deep and up-to-date understanding of our business.



Orientation

- Each new director receives an orientation that consists of in-person briefings provided by corporate officers on our business operations; significant financial, accounting and risk-management matters; corporate governance; ethics; and key policies and practices.
- Each new director receives briefings on the responsibilities, duties and activities of the committees on which the director will initially serve.

Site Visits

- New directors have the opportunity to visit business units within each of our segments and receive briefings from the respective executive vice president and members of business unit management teams.
- All directors visit our business units periodically, allowing the directors to interact with the business unit management teams and employees, and to gain a firsthand view of our operations.

STRENGTHENING DIRECTORS' KNOWLEDGE ABOUT OUR COMPANY

Management Briefings

- Management, including the general counsel and CFO, periodically provide materials and briefing sessions on subjects that assist directors in fulfilling their duties.

Operating Plan Review

- Annually, the Board holds a multi-day meeting with our senior management to conduct in-depth strategic and financial reviews and to approve the operating plans of each business unit, each business segment and the company as a whole.

Board and Committee Performance Assessments

Our Board promotes continuous improvement throughout our company. In this spirit, the Board continually assesses itself for areas of potential improvement.



ENSURING EFFECTIVE BOARD OPERATION

Non-Management Directors Executive Sessions

- At each Board meeting, there is an opportunity for a **dedicated session led by our independent Lead Director** for our non-management directors to discuss Board and company-related matters freely and without management present.
- Our non-management directors also **frequently communicate** directly with our Lead Director and our chairman between Board meetings.

Annual Self-Assessment Process

- The Nominating and Corporate Governance Committee leads a **formal self-assessment process annually.** During this process, each director assesses the Board and committees on which the director serves. Questions address the Board's overall role, oversight of the company's strategy, relationships with management, Board composition, individual director participation and contribution, succession planning, director compensation, and the frequency and conduct of meetings.
- **Each committee** also considers its role and the responsibilities contained in the committee charter, the composition of the committee and the committee's operation.
- Feedback from the self-assessment is discussed at the Board and committee levels. **Overall feedback from the directors** has been very positive, with directors expressing a view that the Board operates effectively. Recent changes made in response to feedback received from directors have been minor in nature and related to committee composition and the balance between presentations and discussion in meetings.

Communications with the Board

Any shareholder or any other interested party who has a concern or question about the conduct of General Dynamics may communicate directly with our non-management directors, the chairman or the full Board. Communications may be confidential or anonymous. Communications should be submitted in writing to the chair of the Nominating and Corporate Governance Committee, c/o Corporate Secretary, General Dynamics Corporation, 11011 Sunset Hills Road, Reston, Virginia 20190. The Corporate Secretary will receive and process all written communications and will refer all substantive communications to the chair of the Nominating and Corporate Governance Committee in accordance with guidelines approved by the independent members of the Board. The chair of the Nominating and Corporate Governance Committee will review and, if necessary, investigate and address all such communications and will report the status of these communications to the non-management directors as a group or the full Board on a quarterly basis. Certain items that are unrelated to the duties and responsibilities of the Board will be excluded, such as business solicitations; junk mail, mass mailings and spam; employment inquiries; and surveys.

Our employees and other interested parties may also communicate concerns or complaints about our accounting, internal control over financial reporting or auditing matters directly to the Audit Committee. Communications may be confidential or anonymous and can be submitted in writing or reported by telephone. Written communications should be submitted to the chair of the Audit Committee in care of our ethics officer at the address in the preceding paragraph or at the address in the Blue Book that is provided to all employees. Our employees can call a toll-free helpline number or access the helpline online. The ethics officer will review, investigate and address any concerns or complaints unless the Audit Committee instructs otherwise. The ethics officer will report the status of all concerns and complaints to the Audit Committee. The Audit Committee may also direct that matters be presented to the full Board and may direct special treatment of any concern or complaint addressed to it, including the retention of outside advisors or counsel.

Related Person Transactions Policy

Our Board has adopted a written policy on the review and approval of related person transactions. Related persons covered by the policy are:

- Executive officers, directors and director nominees;

- Any person who is known to be a beneficial owner of more than 5% of our voting securities;

- Any immediate family member of any of the foregoing persons; or

- Any entity in which any of the foregoing persons has or will have a direct or indirect material interest.

A related person transaction is defined by this policy as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which General Dynamics (including any of its subsidiaries) will be a participant, the amount involved exceeds $120,000, and any related person will have a direct or indirect material interest. The following interests and transactions are not subject to the policy:

- Director compensation that has been approved by the Board;

- A transaction where the rates or charges are determined by competitive bid; or

- A compensatory arrangement solely related to employment with General Dynamics (or a subsidiary) that has been approved by the Compensation Committee or recommended by the Compensation Committee to the Board.

The Nominating and Corporate Governance Committee is responsible for reviewing, approving and, where applicable, ratifying related person transactions. If a member of the committee has an interest in a related person transaction, then he or she will not be part of the review process. In addition, the committee may refer a related person transaction to the disinterested members of the Board for review and consideration of approval in accordance with the policy.

In considering the appropriate action to be taken regarding a related person transaction, the committee or the Board will consider the best interests of General Dynamics and whether the transaction is fair to the company, is on terms that would be obtainable in an arm's-length transaction or is pursuant to a company discount program for which the related person is eligible, serves a compelling business reason, and any other factors it deems relevant. As a condition to approving or ratifying any related person transaction, the committee or the Board may impose whatever conditions and standards it deems appropriate, including periodic monitoring of ongoing transactions.

The following transactions with a related person were determined to pose no actual conflict of interest and were reviewed and approved by the Board pursuant to our related person transactions policy:

1) BlackRock, Inc., a provider of a broad range of investment management and technology services to institutional and retail clients worldwide, reported beneficial ownership of more than 5% of our outstanding Common Stock as of December 31, 2025. An affiliate of BlackRock provides investment management services related to certain of the company's benefit plans. The agreements with BlackRock were negotiated in arm's-length transactions and the ownership of General Dynamics stock plays no role in the business relationship between General Dynamics and BlackRock. In addition, we believe the agreements represent standard terms and conditions for investment management services. For providing the services, BlackRock received fees in 2025 totaling approximately $8.0 million. Also in 2025, our subsidiary, Jet Aviation, received payments from BlackRock totaling approximately $22.8 million for the purchase of aircraft management and related services. BlackRock's purchases from Jet Aviation were in the ordinary course of business and on arm's-length terms, and the ownership of General Dynamics stock plays no role in the business relationship. In accordance with the related person transactions policy, the Nominating and Corporate Governance Committee reviewed and approved the services and transactions for 2025.

2) An immediate family member of Mr. Burns, a named executive officer, is an employee of a General Dynamics subsidiary and received compensation of approximately $120,000 in 2025.

Director Compensation

We compensate each non-management director for service on the Board. The Compensation Committee reviews director compensation on an annual basis.

2025 Compensation

Non-management director compensation for 2025 was:

Compensation Element	Amount
Annual Retainer	$125,000
Lead Director Retainer	$42,500
Annual Retainer: Audit Committee Chair	$27,500
Annual Retainer: Compensation Committee Chair	$25,000
Annual Retainer: • Finance and Benefit Plans Committee Chair • Nominating and Corporate Governance Committee Chair • Sustainability Committee Chair	$20,000
Annual Retainer: Audit Committee Member	$13,750
Annual Retainer: Compensation Committee Member	$12,500
Annual Retainer: • Finance and Benefit Plans Committee Member • Nominating and Corporate Governance Committee Member • Sustainability Committee Member	$10,000
Annual Equity Award	Approximately $170,000 on the date of award
Per Diem Fee for Non-Employee Directors Performing Specific Projects for the Company	$10,000

As part of the Compensation Committee's annual review in early 2025 and at its request, management engaged Aon PLC (Aon) to conduct a director compensation analysis. Aon provided survey data for the peer group used to benchmark executive compensation. This information showed that the directors' pay program was approximately at the median of the peer group. The committee recommended no changes to director compensation.

Each non-management director has the option of receiving all or part of the annual retainer in the form of Common Stock. The annual retainer, additional committee chair retainer (if any), additional committee member annual retainer, and per diem fees paid to each director during 2025 are reflected in the Fees Earned or Paid in Cash column of the Director Compensation for Fiscal Year 2025 table, without regard to whether a director took the annual retainer(s) in shares of Common Stock. The annual equity award consists of restricted stock and stock options granted pursuant to our shareholder-approved equity compensation plan and on the same terms, limits and schedule as awards to other plan participants.

In light of the travel required by service on the Board, we also provide each director with accidental death and dismemberment (AD&D) insurance coverage. Payments by General Dynamics for director AD&D insurance premiums are reflected in the All Other Compensation column of the Director Compensation for Fiscal Year 2025 table.

2026 Compensation

For 2026, as part of its annual review of director compensation, the Compensation Committee requested that management update its director compensation analysis. Management engaged Aon to provide survey data for the peer group used to benchmark executive compensation. The committee reviewed the survey data regarding director compensation provided by Aon. Based on this review, in late 2025 the committee recommended and the Board approved changes to the directors' compensation program to better align the level and structure of the program with our peer group. The changes included discontinuing committee membership retainers, increasing annual cash retainers and equity awards, and increasing the Audit Committee chair retainer.

Director Compensation Table

The table below provides total compensation for 2025 for each non-management director serving during the year.

DIRECTOR COMPENSATION FOR FISCAL YEAR 2025

Name	Fees Earned or Paid in Cash ($)[a]	Stock Awards ($)[b]	Option Awards ($)[c]	All Other Compensation ($)[d]	Total ($)
Richard D. Clarke	145,000	84,992	84,981	552	315,525
Rudy F. deLeon	157,500	84,992	84,981	552	328,025
Cecil D. Haney	168,750	84,992	84,981	552	339,275
Charles W. Hooper	178,750	84,992	84,981	552	349,275
Mark M. Malcolm	148,750	84,992	84,981	552	319,275
James N. Mattis	158,750	84,992	84,981	552	329,275
C. Howard Nye	165,000	84,992	84,981	552	335,525
Catherine B. Reynolds	168,750	84,992	84,981	552	339,275
Laura J. Schumacher	202,500	84,992	84,981	552	373,025
Robert K. Steel	167,500	84,992	84,981	552	338,025
John G. Stratton	148,750	84,992	84,981	552	319,275
Peter A. Wall	155,000	84,992	84,981	552	325,525

(a) Messrs. Malcolm, Nye and Stratton, and Mses. Reynolds and Schumacher elected to receive 100% of their annual retainer in Common Stock; Mr. deLeon elected to receive 50% of his annual retainer in Common Stock; Mr. Haney elected to receive 10% of his annual retainer in Common Stock; and Mr. Hooper elected to receive 20% of his annual retainer in Common Stock. Based upon these elections and each director's length of service for the year, they received the following number of shares of Common Stock with the associated approximate grant date fair value: Mr. deLeon — 207 shares ($62,035); Mr. Haney — 40 shares ($11,997); Mr. Hooper — 82 shares ($24,585); and 416 shares ($124,677) for each of Messrs. Malcolm, Nye and Stratton, and Mses. Reynolds and Schumacher. The amounts reported also include per diem fees for non-employee directors performing special projects for the company of $10,000 for Mr. Haney; $30,000 for Mr. Hooper; and $10,000 for Mr. Mattis.

(b) The amounts reported in the Stock Awards column reflect the aggregate grant date fair value computed in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718, *Compensation — Stock Compensation*. Assumptions used in the calculation of these amounts are included in Note R to our consolidated audited financial statements for the year ended December 31, 2025, included in our Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (SEC) on January 30, 2026. Restricted stock awards outstanding as of December 31, 2025, for each director were as follows: 1,015 for Messrs. Clarke, deLeon, Haney, Malcolm, Mattis, Nye, Steel, Stratton and Wall, and Mses. Reynolds and Schumacher; and 870 for Mr. Hooper.

(c) The amounts reported in the Option Awards column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, *Compensation — Stock Compensation*. Assumptions used in the calculation of these amounts are included in Note R to our consolidated audited financial statements for the year ended December 31, 2025, included in our Annual Report on Form 10-K filed with the SEC on January 30, 2026. Option awards outstanding as of December 31, 2025, for each director were as follows: 4,550 for Mr. Clarke; 17,300 for Messrs. deLeon and Wall; 15,310 for Mr. Haney; 3,910 for Mr. Hooper; 19,570 for Mr. Malcolm and Ms. Schumacher; 13,700 for Mr. Mattis; 16,760 for Mr. Nye; 18,770 for Ms. Reynolds; 9,510 for Mr. Steel; and 12,720 for Mr. Stratton.

(d) Amounts reflect payments for AD&D insurance. The amount also includes companion travel on a charter aircraft, where the aggregate incremental cost to the company was zero ($0). Flights were taken in accordance with the company's applicable policies regarding use of company aircraft.

Director Stock Ownership Guidelines

The Board believes that each director should develop a meaningful ownership position in General Dynamics. Pursuant to our stock ownership guidelines for non-management directors, each non-management director is expected to own shares of our Common Stock having a value at least five times their annual retainer. Shares held outright are counted for purposes of meeting the ownership guidelines. Unvested shares of restricted stock and stock options (whether vested or not) are not counted in the ownership calculation. Non-management directors are expected to retain shares received upon the vesting of restricted stock or exercise of options until the ownership guidelines are met. Management directors are subject to the ownership requirements discussed under Compensation Discussion and Analysis — Other Considerations — Stock Ownership Guidelines and Holding Requirements.

ADVISORY VOTE ON THE SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board has the sole authority to retain the company's independent auditors and is responsible for the compensation and oversight of the work of the independent auditors for the purpose of preparing or issuing an audit report or related work. The Audit Committee has selected KPMG LLP (KPMG), an independent registered public accounting firm, as our independent auditors for 2026. KPMG has been retained as the company's independent auditors since 2002. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent audit firm. The members of the Audit Committee believe that the continued retention of KPMG to serve as the company's independent auditors is in the best interests of the company and its shareholders.

Your Board is submitting this selection of KPMG as the independent auditors for 2026 to an advisory vote of the shareholders. The Sarbanes-Oxley Act of 2002 requires that the Audit Committee be directly responsible for the appointment, compensation and oversight of the audit work of the independent auditors. Nevertheless, as a good corporate governance practice, your Board has determined to solicit the vote of the shareholders on an advisory basis in making this appointment.

If the shareholders do not vote on an advisory basis in favor of the selection of KPMG as our independent auditors, the Audit Committee will reconsider whether to engage KPMG and may ultimately determine to engage that firm or another audit firm without resubmitting the matter to shareholders. Even if the shareholders vote in favor of the selection of KPMG, the Audit Committee may, in its sole discretion, terminate the engagement of KPMG and direct the appointment of another independent audit firm at any time during the year.

 YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **FOR** THIS PROPOSAL.

Audit and Non-Audit Fees

The following table shows aggregate fees for professional services rendered by KPMG for the audit of our annual consolidated financial statements for the years 2025 and 2024, and fees billed for other services rendered by KPMG during those years.

	2025 ($)	2024 ($)
Audit Fees[a]	25,504,000	23,869,000
Audit-related Fees[b]	1,989,000	2,106,000
Tax Fees[c]	1,128,000	1,125,000
All Other Fees[d]	147,000	146,000
Total Fees	28,768,000	27,246,000

(a) Audit fees are fees for professional services performed by KPMG for the audit of our consolidated annual financial statements (including the audit of internal control over financial reporting) and review of our consolidated quarterly financial statements. These fees also include fees for services that are normally provided in connection with statutory and regulatory filings.

(b) Audit-related fees are fees for assurance and related services performed by KPMG that are reasonably related to the performance of the audit or review of our consolidated financial statements. These fees consist primarily of fees for professional services for benefit plan audits and evaluation of new accounting standards.

(c) Tax fees are fees for professional services performed by KPMG for tax compliance, tax advice and tax planning. These fees consist primarily of fees for tax return preparation and review, tax compliance services for expatriates, and advice regarding tax implications of certain transactions.

(d) All other fees are primarily related to professional services performed by KPMG for information technology contract compliance, assessment and advisory services.

Auditor Independence

The Audit Committee has considered whether the services rendered by KPMG are compatible with maintaining KPMG's independence. Representatives of KPMG are expected to attend the Annual Meeting, may make a statement if they desire to do so and will be available to respond to questions.

Policy on Pre-Approval

The company and the Audit Committee are committed to ensuring the independence of the independent auditors, both in fact and in appearance. Therefore, in accordance with the applicable rules of the SEC, the Audit Committee has established policies and procedures for pre-approval of all audit and permitted non-audit services provided by the independent auditors. The Audit Committee determines annually whether to approve all audit and permitted non-audit services proposed to be performed by the independent auditors (including an estimate of fees). If other audit or permitted non-audit services not included in the pre-approved services are required during the year, such services must be approved in advance by the Audit Committee. The Audit Committee may delegate authority to grant pre-approvals to its chair or a subcommittee as it deems appropriate, subject to a reporting obligation to the Audit Committee. All audit and permitted non-audit services listed above were pre-approved.

Audit Committee Report

The following Audit Committee Report will not be deemed "soliciting material" or "filed" with the SEC, and will not otherwise be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement or any portion hereof into any previous or future filing by the company under the Securities Act of 1933, as amended (Securities Act) or the Securities Exchange Act of 1934, as amended (Exchange Act), except to the extent that the company incorporates it by specific reference.

The Audit Committee of the Board of Directors has furnished the following report.

The following seven directors serve on the Audit Committee: C. Howard Nye (Chair), Cecil D. Haney, Charles W. Hooper, Mark M. Malcolm, James N. Mattis, Catherine B. Reynolds and John G. Stratton.

None of these directors is an officer or employee of General Dynamics. They all meet the independence requirements of the New York Stock Exchange and Rule 10A-3 of the Exchange Act. The Board has determined that Messrs. Malcolm and Nye and Ms. Reynolds each qualifies as an "audit committee financial expert" as defined by the SEC in Item 407(d) of Regulation S-K. The Audit Committee is governed by a written charter approved by the Board. In accordance with that charter, the committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of General Dynamics. The committee held eight meetings in 2025.

The Audit Committee has reviewed and discussed with management and the company's independent auditors for 2025, KPMG LLP, an independent registered public accounting firm, the company's audited consolidated financial statements as of and for the year ended December 31, 2025. Management is responsible for the company's financial reporting process, including maintaining a system of internal controls, and for preparing the consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP). KPMG is responsible for auditing those consolidated financial statements and for expressing an opinion on the conformity of the consolidated financial statements with GAAP. In addition, in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the Audit Committee reviewed and discussed with management and KPMG management's report on the operating effectiveness of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and KPMG's attestation report on the company's internal control over financial reporting.

The Audit Committee has discussed with KPMG the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC. In addition, the Audit Committee has received and reviewed the written disclosures and letter from KPMG required by applicable requirements of the PCAOB regarding KPMG's communications with the Audit Committee concerning independence, and has discussed with KPMG its independence, including the compatibility of non-audit services with maintaining KPMG's independence. Based on the foregoing discussions and reviews, the Audit Committee has satisfied itself as to the independence of KPMG.

In reliance on the reviews and discussions described above, the Audit Committee recommended to the Board, and the Board approved, the inclusion of the audited consolidated financial statements in the company's Annual Report on Form 10-K as of and for the year ended December 31, 2025, for filing with the SEC.

This report is submitted by the Audit Committee.

C. Howard Nye	**Cecil D. Haney**	**James N. Mattis**
(Chair)	**Charles W. Hooper**	**Catherine B. Reynolds**
January 27, 2026	**Mark M. Malcolm**	**John G. Stratton**

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

PROPOSAL 3

As required by Section 14A of the Exchange Act, we are seeking shareholder input on our executive compensation as disclosed in this Proxy Statement. The Board and the Compensation Committee actively monitor our executive compensation practices in light of the industry in which we operate and the marketplace for talent in which we compete. We remain focused on compensating our executive officers fairly and in a manner that emphasizes performance while providing the tools necessary to attract and retain the best talent.

As described in the Compensation Discussion and Analysis section, our executive compensation program is designed to create incentives both for strong operational performance in the current year and for the long-term benefit of the company, thereby closely aligning the interests of management with the interests of our shareholders.

For these reasons, the Board recommends shareholders vote in favor of the following resolution:

"RESOLVED, that the shareholders of General Dynamics Corporation hereby APPROVE, on an advisory basis, the compensation paid to the company's named executive officers as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, accompanying footnotes and narrative discussion."

The vote is advisory and is not binding on the Board, and the vote is not intended to address any specific item of compensation. However, the Compensation Committee expects to take into account the outcome of the vote as it continues to consider the company's executive compensation program.

The Board has resolved to hold annual advisory votes to approve the compensation of our NEOs. Accordingly, the next advisory vote to approve our executive compensation program is expected to occur at the 2027 Annual Meeting of Shareholders, unless the Board modifies its policy on the frequency of holding such advisory votes.

 YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **FOR** THIS PROPOSAL.

COMPENSATION DISCUSSION & ANALYSIS

Executive Summary

This Compensation Discussion and Analysis (CD&A) describes the 2025 compensation of our Named Executive Officers (NEOs) who are identified below:

Name	Title	Tenure in Role
Phebe N. Novakovic	Chairman and Chief Executive Officer	13 years
Kimberly A. Kuryea	Senior Vice President and Chief Financial Officer	2 years
Jason W. Aiken	Executive Vice President, Combat Systems & Mission Systems	1 year(1)
Mark L. Burns	Executive Vice President and President, Gulfstream Aerospace	1 year(2)
Danny Deep	President	1 year(3)

(1) Mr. Aiken held the position of Executive Vice President, Technologies until June 2025, when he transitioned to his current role of Executive Vice President, Combat Systems & Mission Systems.
(2) Mr. Burns held the position of Vice President of the company and President, Gulfstream Aerospace until June 2025, when he was promoted to his current role of Executive Vice President of the company and President, Gulfstream Aerospace.
(3) Mr. Deep held the position of Executive Vice President, Combat Systems until June 2025, when he transitioned to Executive Vice President, Global Operations. Mr. Deep then held the position of Executive Vice President, Global Operations until December 2025, when he was named President.

Business Overview

General Dynamics is a global aerospace and defense company that specializes in high-end design, engineering and manufacturing to deliver state-of-the-art solutions to our customers. We offer a broad portfolio of products and services in business aviation; ship construction and repair; land combat vehicles, weapon systems and munitions; and technology products and services. Our leadership positions in attractive business aviation and defense markets enable us to deliver superior and enduring capabilities to our customers and returns to our shareholders.

Our company consists of 10 business units, which are organized into four operating segments: Aerospace, Marine Systems, Combat Systems and Technologies. We refer to the latter three collectively as our defense segments. To ensure market focus, customer intimacy, agility and operating expertise, each business unit is responsible for the development and execution of its strategy and operating results. This structure allows for a lean corporate function, which sets the overall strategy and governance for the company and is responsible for allocating and deploying capital.


Aerospace
Gulfstream A GENERAL DYNAMICS COMPANY
JET AVIATION A GENERAL DYNAMICS COMPANY
Combat Systems
GENERAL DYNAMICS European Land Systems
GENERAL DYNAMICS Land Systems
GENERAL DYNAMICS Ordnance and Tactical Systems
GENERAL DYNAMICS
Marine Systems
GENERAL DYNAMICS Bath Iron Works
GENERAL DYNAMICS Electric Boat
GENERAL DYNAMICS NASSCO
Technologies
GDIT
GENERAL DYNAMICS Mission Systems

2025 Performance Highlights

DEMONSTRATED COMMITMENT TO DELIVERING STRONG FINANCIAL PERFORMANCE

$52.6 billion
REVENUE
Record High

$5.1 billion
NET CASH PROVIDED BY OPERATING ACTIVITIES
Record High

122%
CASH FROM OPERATIONS AS A PERCENTAGE OF NET EARNINGS

$4 billion
FREE CASH FLOW (FCF)[1]
Record High

$118 billion
YEAR-END BACKLOG
Record High

$15.45
DILUTED EARNINGS PER SHARE (EPS)
Record High

$2.2 billion
CASH RETURNED TO SHAREHOLDERS
Including the 28th consecutive annual dividend increase

$2.5 billion
CASH INVESTED IN THE BUSINESS[2]

30.4%
TOTAL SHAREHOLDER RETURN (TSR)
vs. 17.9% for the S&P 500 Index

(1) *See Appendix A for a discussion of FCF, which is a non-U.S. generally accepted accounting principles (GAAP) measure.*

(2) *Includes capital expenditures, purchases of leased assets, company-sponsored research and development (R&D), acquisitions and strategic investments.*

Business Performance

OVERALL FINANCIAL AND OPERATIONAL PERFORMANCE

- Our businesses performed strongly in 2025. Robust demand across our portfolio drove double-digit revenue growth and propelled backlog to new record levels. Enhanced operating performance resulted in operating margin expansion and double-digit EPS growth, reaching a new record high. Throughout the year, we remained focused on fulfilling customer commitments, investing in our businesses to support continued future demand, ensuring the health and safety of our employees, operating efficiently, and delivering strong returns to our stakeholders.

- Performance Highlights:

  - Record-setting growth over 2024

    - Record high revenue of $52.6 billion (up 10.1% vs. 2024), driven by strong Aerospace segment revenue of $13.1 billion (up 16.5% vs. 2024) and defense segment revenue of $39.5 billion (up 8.2% vs. 2024).

    - Record high net earnings of $4.2 billion and diluted EPS of $15.45, up 11.3% and 13.4% compared to 2024, respectively, demonstrating improved profitability on higher revenue.

    - Backlog reached a record $118 billion, reflecting strong and broad-based order activity across all segments and providing enhanced revenue visibility and support for long-term growth. The overall book-to-bill ratio (orders divided by revenue) for the company in 2025 was 1.5-to-1, even as revenue increased 10.1%, underscoring sustained customer demand and effective execution. Total estimated contract value, which includes options and indefinite delivery, indefinite quantity (IDIQ) contracts, of $179 billion, a new record, was up 24.3% due to robust demand across all segments, particularly Marine Systems and Combat Systems.

  - We maintained a balanced and disciplined capital allocation approach, prudently deploying $2.5 billion in strategic investments across the business while returning $2.2 billion to shareholders through dividends, including the 28th consecutive annual increase, and share repurchases, reinforcing our commitment to long-term value creation and consistent shareholder returns.

  - Delivered strong stock market performance, achieving an annual TSR at 30.4%, outpacing the S&P 500 Index of 17.9%.

2025 Key Compensation Decisions

General Dynamics is committed to a pay-for-performance philosophy for our executives, and the 2025 compensation decisions reflect that philosophy. The company performed very well in 2025, as demonstrated by our record high revenue, FCF, EPS, and year-end backlog.

The decisions of the Compensation Committee (Committee, as used in this CD&A) for 2025 pertaining to our NEOs follow below.

2025 Base Salaries

The base salaries of Ms. Novakovic and Ms. Kuryea were increased by 2.9% and 5.3%, respectively, in recognition of their experience and performance. Mr. Aiken's base salary remained unchanged. Messrs. Deep and Burns received promotions during 2025, resulting in corresponding increases to their base salaries.

2025 Performance Metrics

The performance metrics driving our annual incentive (diluted EPS; FCF; operating margin; and the strategic and operational goals) and long-term incentive (return on invested capital (ROIC)[1] and relative TSR (rTSR)) continue to balance near-term returns, long-term investments and the shareholder experience. These metrics are directly aligned with our strategy and are appropriate and effective in focusing our leaders on the drivers of shareholder value across our business over varying time horizons. Our belief in the appropriateness of these measures is supported by direct and positive feedback from the General Dynamics shareholders with whom we regularly engage and the 96% support for our say-on-pay vote in 2025. *For purposes of determining 2025 NEO compensation, we made no changes to the metrics utilized or the weightings assigned to the metrics*.

2025 Annual Incentive

Incentive Payout Targets (percentage of salary) — Annual incentive payout targets for our NEOs are established based on a balanced assessment of several factors, including market data for comparable positions at peer companies, level of accountability for results, the criticality of the role, and the experience, performance, and potential of the incumbent.

For 2025, no changes were made to the annual incentive payout targets for Ms. Novakovic and Mr. Aiken. The remaining NEOs received the following increases to their annual incentive payout targets: Ms. Kuryea's target increased from 115% to 120% of base salary; Mr. Burns' target increased from 110% to 115% of base salary in connection with his promotion from Vice President to Executive Vice President; and Mr. Deep's target increased from 110% to 150% of base salary in connection with his promotion from Executive Vice President to President. These adjustments reflect the expanded scope of responsibilities and increased leadership expectations associated with their new roles.

Overall, management established business plans and the Board approved financial targets for 2025 designed to be challenging, while recognizing the uncertainty and potential volatility of our financial performance resulting from supplier performance and supply chain disruptions in certain areas of the business, as well as U.S. government budget uncertainty, potential shifts in spending priorities, and macroeconomic and geopolitical conditions that could affect program timing, cost and execution. This translated into:

- 2025 annual incentive financial metric performance target ranges: were used in lieu of specific performance targets to reduce leverage and ensure a balanced performance-payout relationship in the face of potentially volatile results. The effect of using this approach is that performance within the target ranges results in a payout at the target level, while performance above or below the ranges results in payouts above or below target, consistent with our pay-for-performance approach to compensation.

- 2025 NEO performance financial targets: were set consistent with our business plan and shareholder communications. The 2025 performance targets were consistent with or higher than the 2024 actual results.

  - EPS target set 6.4% higher – The company anticipated earnings growth in 2025 driven by additional Gulfstream G700 deliveries and higher operating earnings across the defense segments.

  - Operating margin target consistent with 2024 – The company anticipated steady margin in 2025 due to margin improvement at Gulfstream being offset by mix within the defense segments, including higher volume at Electric Boat which, at this time, is dilutive on the company's consolidated margin.

  - FCF target set 1.7% higher – The company anticipated FCF to be modestly higher in 2025 due to continued elevated levels of capital investment across our businesses, particularly in the Marine Systems segment, partially offsetting working capital benefits at Gulfstream as G700 and G800 deliveries began to ramp up.

(1) *See Appendix A for a discussion of this non-GAAP measure.*

Annual Incentive Payouts for 2025 Performance — The company's financial performance and the NEOs' leadership in 2025 resulted in above-target annual incentive payouts for the NEOs. The NEOs achieved an average score of 175% of target based on the solid performance of the company against the three financial metrics (EPS, FCF and operating margin) and the NEOs' superior performance against their respective strategic and operational goals.

- EPS — Despite the impact of tariffs and inflationary cost pressures, the company delivered stellar earnings performance and generated diluted EPS of $15.45 for the year, with nine of our 10 business units exceeding their planned earnings.
- Operating margin — The company achieved its target operating margin despite the tariff and inflationary cost pressures described above, underscoring effective cost management and disciplined execution across the portfolio.
- FCF — The company exceeded its FCF target by more than $700 million, driven primarily by stronger-than-planned award activity resulting from robust, broad-based demand and cash collections across the business.
- Strategic and operational performance — All NEOs demonstrated superior performance in what continued to be a challenging business environment. They continued to navigate uncertainties such as upskilling of the labor force, supply chain disruptions and inflation, while delivering solid growth and making excellent progress on other important goals.

Long-Term Incentives

2023 – 2025 Performance Stock Unit (PSU) Payout — Our operating and share price performance during the last three years drove the results realized under the 2023 grant of PSUs for the 2023 – 2025 performance period. Our three-year ROIC performance for 2023 – 2025 was 13.2%, reflecting outperformance versus a target of 12.6% for an above-target payout factor of 112%. Our three-year rTSR had a positive impact on the performance of the 2023 grant of PSUs as our ranking for purposes of the rTSR calculation was at the 61st percentile, resulting in the application of a 1.14x modifier. Consistent with our pay-for-performance philosophy and our focus on long-term performance, the 2023 – 2025 PSUs paid out at 128% out of a maximum of 200%.

2025 Long-Term Incentive (LTI) Grant — Consistent with the prior year, the 2025 long-term equity grants to NEOs were composed of 50% PSUs, 30% stock options and 20% restricted stock, and the PSUs continue to be tied to three-year ROIC with an rTSR modifier. On average, 2025 NEO long-term incentive award values were approximately 7.4% higher than in 2024. This increase reflects the promotions of Mr. Burns and Mr. Deep during 2025, as well as our NEOs' proactive management and the company's financial performance. The percentage increase in award value is generally aligned with changes in market pay opportunity levels observed among our peer group and the broader market.

Executive Compensation Philosophy

The goal of our executive compensation program is to closely link pay to the performance of our executives, the financial, strategic and operational results of our company and the experience of shareholders. To maximize results across all of General Dynamics, the Committee governs and annually establishes our executive compensation program. The Committee uses this program to focus our management team on fundamental business priorities, including:

- Delivering shareholder returns through disciplined execution on backlog, efficient cash flow conversion and prudent capital deployment;
- Undertaking continuous improvement initiatives and collaboration across our businesses to drive profitability and achieve our goals; and
- Managing costs and investments, providing thoughtful environmental, social and governance (ESG) management, human capital management and overall leadership.

The Board believes that successful execution in these areas directly translates to shareholder value creation. Consequently, our executive compensation program, and specifically our incentive plans, are designed to focus and reward our management team for achieving results against a set of performance metrics and goals that support these priorities — both annually and longer-term.

Component	Purpose	Description
Annual Base Salary	Provides competitive, fixed-rate cash compensation	• Base salary is targeted to be a market-competitive rate and reflects the experience, potential and performance track record of each executive.
Annual Incentive Compensation	Provides a cash incentive opportunity based on annual performance and aligns management with our short-term financial, strategic and operational goals	• Targeted to be market-competitive with our peers, the annual incentive is designed to motivate and align management with current-year business goals and varies based on company performance and personal achievements. The incentive includes a balance of financial, strategic and operational measures to align with annual key priorities. • The annual incentive was formulaic and based on three financial metrics of EPS (25%), FCF (25%) and operating margin (20%), as well as overall and individual strategic and operational performance (30%). • Strategic and operational performance measures include, but are not limited to: financial performance improvements, prudent allocation of capital, human capital management, ESG management, debt management, segment performance, cost reductions, leadership, and other significant factors not contemplated at the start of the year.

Long-Term Incentive Compensation	Provides our NEOs with a significant personal stake in the long-term success of the company by tying earned amounts to our multi-year financial and TSR performance; aligns management's interest with that of shareholders; and supports our human capital strategy	• LTI awards are targeted around a market-competitive range of our peers and also reflect the experience, potential and performance track record of executives. LTI awards have multi-year performance metrics designed to align the NEOs with the objectives of our company and shareholders.
		• The LTI program consists of three elements: PSUs (50%), stock options (30%) and restricted stock (20%).
		• A mix of elements serves to:
		  – Focus leaders on specific long-term performance results;
		  – Provide a balance of rewards focused on different objectives over varying time periods;
		  – Reward management for improvements in shareholder value;
		  – Retain key employees through longer-term vesting and performance periods; and
		  – Provide an opportunity for wealth accumulation over time that is consistent with the shareholder experience.

CEO — ACTUAL COMPENSATION



7% Annual Salary

22% Annual Incentive Compensation

71% Long-Term Equity Incentive Compensation

93% At Risk

OTHER NEOS — AVERAGE ACTUAL COMPENSATION



12% Annual Salary

25% Annual Incentive Compensation

63% Long-Term Equity Incentive Compensation

88% At Risk

Our Executive Compensation Governance Practices



WHAT WE DO

✔ 100% independent Compensation Committee
✔ Independent compensation consultant reporting to the Committee
✔ Director and management proactive annual engagement with shareholders to discuss executive compensation
✔ Market-leading stock ownership requirements for executive officers **(values at least 15x base salary for the CEO and 10x base salary for the other NEOs)**
✔ Incentive compensation based on clear, measurable goals for key financial, strategic and operational metrics that drive business performance
✔ The value of earned long-term incentives is based on our future and sustained performance and shareholder value creation
✔ Thoughtfully selected peer group consisting of other aerospace and defense companies, as well as other companies with large market capitalization in related industries, with annual Committee review
✔ 50% of our long-term incentive is delivered in performance-based stock units that vest in three years subject to two relevant and objective metrics, ROIC and rTSR
✔ Double-trigger change-in-control arrangements
✔ Clawback, anti-hedging and anti-pledging policies

WHAT WE DON'T DO

✘ No single-trigger equity acceleration upon a change in control
✘ No excessive perquisites
✘ No excise tax gross-ups
✘ No employment agreements with NEOs
✘ No spring-loading of equity grants
✘ No cash severance greater than 2.99x salary and annual incentive without shareholder approval

The Compensation Process

The Committee approves, and is actively engaged in, the design and implementation of the executive compensation program, with support from its independent compensation consultant and company management. The program is structured to:

- Provide market-competitive total compensation opportunities with realized pay that varies with annual and longer-term performance;
- Compensate executives subject to clear and challenging performance metrics tied to our operating and strategic plans;
- Hold executives accountable for their actions;
- Align executive compensation with shareholder value creation; and
- Support our long-term business strategy.

The company targets to pay market-competitive rates for similarly situated positions with variation based on executive experience, performance and skill set. The program objective of pay-for-performance is achieved through annual performance reviews that impact salary, as well as annual and long-term incentives. In addition, through the annual and long-term incentive programs, the NEOs are rewarded for outperforming on company goals. Similarly, realized pay can be substantially less than targeted levels for performance that falls significantly short of pre-established targets.

2025 Compensation Process Timeline

November 2024

- Business unit presidents present operating goals and plans to the CEO.
- The CEO, in consultation with the CFO and executive vice presidents, establishes company operating goals.

February 2025

- Business unit presidents present business plans to the Board over a three-day session.
- The Board reviews, adjusts where appropriate, and approves business unit operating goals and adopts the company operating plan.
- The company operating plan establishes the financial goals for the annual incentive and long-term incentive plans. Throughout the year, the Board reviews and monitors company performance as compared to the operating plan through a series of financial and operating reports from senior management.

January – February 2026

- Based on company and individual performance for the prior fiscal year, the CEO calculates a score for each NEO (other than herself).
- The Committee evaluates the CEO's performance and the CEO's assessment of other NEO performance, as well as reviews peer compensation data in preparation for considering 2026 base salary recommendations and determining 2025 annual incentive payouts for the NEOs.
- The proposed annual incentive payouts for 2025 performance, together with proposed base salary and LTI grant values for 2026, are presented to the Committee on a scorecard for each executive, along with commentary on financial performance accomplishments, strategic and operational performance and other significant factors not contemplated at the start of the year.

March 2026

- The Committee reviews the NEO scorecards with pay recommendations from management and approves compensation based on the clearly defined performance metrics that are described and disclosed in this Proxy Statement. The Committee's decisions also reflect factors such as the degree of difficulty of goals, market conditions and exceptional individual achievement.
- The Committee meets in executive session to review, refine and approve the compensation for the CEO.
- The Committee certifies the performance and payout results of the 2023-2025 PSUs.
- The Committee reviews, refines and approves the performance metrics and goals for the annual incentive for 2026 and the next three-year performance period for the PSUs.

Peer Group and Benchmarking to the Market

Each year the Committee, in consultation with management and with support from its independent compensation consultant, reviews and approves a peer group that is used to provide relevant market context for the Committee's decisions. The Committee analyzes the peer group for reasonableness and alignment with the objectives listed below. It consists of companies that are:

- In similar industries and where General Dynamics competes for business;

- Likely sources of/or competition for executive talent;

- Reasonably comparable in size, as measured by revenue and market capitalization;

- Reasonably similar in organizational structure and complexity; and

- Included as peers of some of our peer companies, or that include General Dynamics as a peer.

Peer group compensation data, drawn from annual proxy filings, a survey provided by Aon PLC and information from Pay Governance, LLC, were utilized to assess the competitiveness of our executive compensation practices, structures and levels.

Peer Group Companies	Ticker Symbol	Revenue ($ in millions)*	Market Capitalization ($ in millions)**	Peer of Peers
3M Company	MMM	24,948	85,049	✔
Accenture plc†	ACN	69,673	165,087	✔
The Boeing Company†	BA	89,463	170,020	✔
Caterpillar Inc.	CAT	67,589	268,091	✔
Cisco Systems, Inc.	CSCO	56,654	304,353	✔
Deere & Company†	DE	45,684	126,204	✔
Eaton Corporation plc	ETN	27,448	123,709	✔
Emerson Electric Co.†	EMR	18,016	74,562	✔
Honeywell International Inc.†	HON	37,442	123,860	✔
Johnson Controls International plc†	JCI	23,596	73,183	✔
Lockheed Martin Corporation†	LMT	75,048	111,920	✔
Northrop Grumman Corporation†	NOC	41,954	81,380	✔
RTX Corporation†	RTX	88,603	245,898	✔
Textron Inc.†	TXT	14,799	15,361	✔
General Dynamics Corporation	**GD**	**52,550**	**91,029**	✔
General Dynamics (Percentile Rank)		**59%**	**32%**	

* As of the latest annual SEC filing

** As of December 31, 2025

† Lists General Dynamics as a peer

Shareholder Engagement

2025 Say-on-Pay Vote



96.0%
Approval for our advisory vote on executive compensation

Shareholder Engagement Overview

We encourage, thoughtfully consider and incorporate shareholder feedback regarding our executive compensation program. The most recent enhancements to our executive compensation program were based on feedback we received during shareholder meetings and communications over the last several years. These improvements included:

- Enhancing disclosure and providing greater transparency regarding the annual incentive award;

- Increasing the proportion of annual long-term equity with a performance feature in the form of PSUs to 50%; and

- Adding a relative performance measure — rTSR — to the PSUs.

We believe that these enhancements highlight our pay-for-performance philosophy, as well as better align our long-term compensation to the relative stock performance of the company, ensuring alignment with our shareholders.

2025 Shareholder Engagement Process and Outcome

As we have for the past several years, we conducted a robust shareholder outreach campaign during 2025 that incorporated shareholders representing approximately 62% of our Common Stock. Senior representatives from investor relations, corporate governance and human resources (including executive compensation), supplemented by our independent Lead Director as appropriate, met with shareholders and proxy advisors to gather feedback on our executive compensation program and discuss other topics including corporate governance matters, sustainability efforts, human capital management, succession planning and other business topics.

KEY ITEMS DISCUSSED WITH SHAREHOLDERS IN 2025

HUMAN CAPITAL MANAGEMENT	**BOARD OF DIRECTORS AND CORPORATE GOVERNANCE**
- Workforce development, including composition and training - Labor relations	- Board composition refreshment and succession planning - Board leadership structure - Board member capacity

CORPORATE RESPONSIBILITY AND SUSTAINABILITY	**MANAGEMENT SUCCESSION PLANNING**
- Greenhouse gas emissions - Human rights risk management and due diligence - Artificial Intelligence (AI) governance	**EXECUTIVE COMPENSATION**

The feedback from our engagement efforts was presented to, and discussed in detail with, the Committee. The Committee determined that, in balancing this input with the support we received for our 2025 advisory vote on executive compensation and the needs and priorities of all stakeholders, there continued to be strong support for our compensation philosophy and programs. As a result, the Committee made no structural changes to our compensation programs during 2025 but did acknowledge the continued need for transparent disclosure, in particular delineating the rationale for more qualitative compensation decisions.

Components of Executive Compensation and Alignment with Company Performance

NEO compensation reflects the experience, potential and performance of each executive and is generally targeted to position the NEOs competitively in the market. To the extent actual compensation exceeds targeted levels, it is directly attributable to performance that leads to increased shareholder value and exceeds measurable, clearly defined performance goals. Conversely, actual compensation can be substantially less than targeted levels for performance that falls significantly short of pre-established goals.

Executive compensation is linked strongly to the financial, strategic and operational performance of the company. As such, we demonstrate our commitment to aligning compensation with company performance through the key elements of the executive compensation program:

- In 2025, 93% of the CEO's total compensation was linked to metrics assessing company or stock performance and therefore meaningfully at-risk, while 88% of the other NEOs' compensation consisted of a similar profile.

- Our annual incentive is based on a formulaic result driven by performance against key financial, strategic and operational metrics and reflects our pay-for-performance philosophy.

- 50% of our LTI is delivered in PSUs that vest in three years, subject to two relevant and objective metrics, ROIC and rTSR.

> To emphasize a culture of ownership and strengthen management's alignment with long-term shareholder interests, the Committee requires one of the strictest sets of stock ownership guidelines across Fortune 100 companies for the NEOs. Our chairman and CEO is required to hold General Dynamics stock with a value at least 15 times base salary. The other NEOs are required to hold General Dynamics stock with a value of at least 10 times base salary.

Each NEO's compensation consists of a mix of fixed and variable components. The following charts summarize the various forms of compensation.

Components of Compensation		Description
Annual Base Salary (Cash)		• Base salary is set at a market-competitive rate and reflects the experience, potential and performance track record of each executive. It represents a fixed level of compensation commensurate with the responsibilities of the role.
Annual Incentive Compensation (Cash)		• The annual incentive was formulaic and based on three financial metrics of EPS (25%), FCF (25%) and operating margin (20%), as well as overall and individual strategic and operational performance (30%). • Strategic and operational performance measures include, but are not limited to: financial performance improvements, prudent allocation of capital, human capital management, ESG management, debt management, segment performance, cost reductions, leadership and other significant factors not contemplated at the start of the year.
Long-Term Incentive Compensation (Equity)		
Performance Stock Units	50%	• PSUs closely connect the NEOs to the company's sustained financial performance through three-year average ROIC and rTSR metrics, and act as a retention tool through a three-year vesting and performance period.
Stock Options	30%	• Stock options link the NEOs to the company's stock price performance and align our executive team with shareholders' interests in the long-term.
Restricted Stock	20%	• Restricted stock aligns the NEOs with the company's TSR performance over each three-year vesting period, acts as a retention tool and directly supports stock ownership.
Benefits and Perquisites		• The company provides market-competitive perquisites, retirement, health and welfare benefits, and certain change-in-control arrangements for purposes of recruitment and retention and to ensure the security and accessibility of our executives to facilitate the transaction of business.

Annual Base Salary

Each NEO's base salary is established with reference to the market for similarly situated executive talent and reflects the executive's experience, track record of performance, and the scope and complexity of the role. In setting base salary levels, the Committee also considers factors such as length of service and expected future contributions to the company. Salaries are reviewed annually, and adjustments, when made, are driven primarily by changes in the market and, where applicable, changes in role and responsibilities. In 2025, base salary adjustments for Messrs. Burns and Deep were made in connection with their respective promotions, reflecting the expanded scope and leadership responsibilities associated with their new positions. The objective of base salary is to provide a competitive, fixed level of cash compensation that appropriately reflects the underlying responsibilities of the role and the experience level of our executives.

Name and Title	2024 Base Salary	2025 Base Salary
Ms. Novakovic Chairman and Chief Executive Officer	$ 1,700,000	$ 1,750,000
Ms. Kuryea Senior Vice President and Chief Financial Officer	$ 950,000	$ 1,000,000
Mr. Aiken(1) Executive Vice President, Combat Systems & Mission Systems	$ 1,100,000	$ 1,100,000
Mr. Burns(2) Executive Vice President of the company and President, Gulfstream Aerospace	$ 900,000	$ 1,000,000
Mr. Deep(3) President	$ 830,000	$ 1,300,000

(1) Mr. Aiken held the position of Executive Vice President, Technologies until June 2025, when he transitioned to his current role of Executive Vice President, Combat Systems & Mission Systems.
(2) Mr. Burns held the position of Vice President of the company and President, Gulfstream Aerospace until June 2025, when he was promoted to his current role of Executive Vice President of the company and President, Gulfstream Aerospace.
(3) Mr. Deep held the position of Executive Vice President, Combat Systems until June 2025, when he transitioned to Executive Vice President, Global Operations. Mr. Deep then held the position of Executive Vice President, Global Operations until December 2025, when he was named President.

Annual Incentive Compensation

The NEOs are eligible to earn an annual incentive paid in cash based on the company's and their individual performance. The incentive is designed to place a significant portion of each NEO's total compensation at risk and create opportunities for executives to earn compensation through annual incentives that are awarded based on performance relative to clear and challenging performance goals. The incentive payout is based on performance against specific metrics and objectives established and approved by the Committee at the beginning of the year as well as the Committee's assessment of each NEO's individual contribution to company performance during the year. The target goals are designed to be achievable through solid execution but difficult to exceed and are directly linked to the company's annual operating plan approved by the Board. The Committee believes the chosen metrics are critical indicators of the company's overall performance and lead to value creation for our shareholders.

Setting Target Annual Incentive Opportunities

Each NEO's target annual incentive, as a percentage of base salary, was determined during our annual compensation benchmarking process and is generally designed to provide total cash compensation that is market-competitive for similarly situated positions if performance goals are met. Consistent with peer and market practice, the maximum incentive that can be earned under this plan is 200% of the target amount. Conversely, actual payout can be substantially less than targeted levels for performance that falls significantly short of pre-established goals.

NEO Performance Metrics

Because all of our NEOs play a major role in the overall success of the company in addition to overseeing the business and operating segments, the Committee believes that they should be evaluated on similar company-wide financial metrics. The Committee determines the final payout by considering the NEO's achievements and contributions during the year, as well as company performance, market conditions and difficulty achieving the goals in the scoring of the strategic and operational goals.

For 2025, the annual incentive award for each NEO was determined based on three pre-established financial metrics — EPS, FCF and operating margin — and one metric encompassing individual and company strategic and operational imperatives as well as leadership behaviors. These financial metrics were selected because earnings and cash generation are the primary financial metrics utilized to drive performance at the company's business units. Operating margin is included in the financial metrics to reflect the company's relentless focus on driving the operating performance and profitability of its businesses.

2025 Annual Incentive Performance Targets and Achievement

The Committee approved the targets for the annual incentive metrics in March 2025, in direct alignment with our company's annual operating plan and financial guidance, with the conviction that they were appropriately challenging and demonstrated significant rigor, considering the business outlook at the time.

- *Diluted EPS Target:* The 2025 diluted EPS target was set 6.4% higher than 2024's actual performance, driven by additional Gulfstream G700 deliveries and higher operating earnings across the defense segments. The 2025 target was set 2% higher than the 2024 target due primarily to supply chain schedule and cost increases that materialized throughout 2024.

- *FCF Target:* The 2025 FCF target was set 1.7% higher than 2024's actual performance due to continued elevated levels of capital investment across our businesses, particularly in the Marine Systems segment, partially offsetting working capital benefits at Gulfstream as G700 and G800 deliveries began to ramp up. The target was set 12% lower than the 2024 target due primarily to working capital timing and higher pension contributions in 2025.

- *Operating Margin Target:* The 2025 operating margin target was set consistent with 2024's actual performance due to margin improvement at Gulfstream being offset by mix within the defense segments. The target was set 60 basis points lower than the 2024 target due to the supply chain schedule and cost increases that materialized throughout 2024 mentioned above. Additionally, higher revenue was planned for Electric Boat in 2025 which currently has a dilutive effect on consolidated margin.

Performance Metrics	Weighting	Threshold (50% Payout)	Target Range* (100% Payout)	Maximum (200% Payout)	2025 Results	Payout (% of Target)
Financial Goals						
Diluted Earnings Per Share	25%	$12.33	$14.50 — $14.80	$15.54	$15.45	**187.8% of Target**
Free Cash Flow	25%	$2,600M	$3,250M — $3,425M	$3,768M	$3,959M	**200% of Target**
Operating Margin	20%	9.3%	10.1% — 10.3%	10.5%	10.2%	**100% of Target**
Strategic and Operational	30%	0%	100%	200%	See Discussion Below	**See Individual Results**

* Target Range established to recognize the uncertainty associated with determining the precise impact from certain items creating a flat spot in the payout curve.

Overall Performance and Annual Scoring Commentary

The company performed strongly in 2025. Robust demand across our portfolio drove double-digit revenue growth and propelled backlog to new record levels. Enhanced operating performance resulted in operating margin expansion and double-digit EPS growth, reaching a new record high. Throughout the year, management remained focused on driving operating performance improvements to overcome challenges, including continuing its cost-reduction initiatives, and capitalizing on market demand and other opportunities to drive shareholder value.

Financial Performance (70% Weight) Commentary

The NEOs had financial goals (shown in the table above) that determined 70% of their total annual incentive score. Structurally, the financial goals payout was as follows: 200% at maximum, 100% at target, 50% at threshold and 0% for performance below threshold. It is important to note that these goals, which were established in early 2025, considered the future state of the business as was anticipated at that time and were robust. Specifically, in reviewing the formulaic scoring of the financial metrics, the Committee also noted the following:

DILUTED EARNINGS PER SHARE

Diluted EPS in 2025 of $15.45 was up an impressive 13.4% over 2024 and was a new record high for the company. Nine of our 10 business units exceeded their planned operating earnings in the year, with only Gulfstream falling modestly short due to tariff impacts.

FREE CASH FLOW

FCF in 2025 of $4 billion was more than $700 million above target, due primarily to stronger-than-planned award activity reflecting robust demand across the business. Total company FCF as a percentage of net earnings in 2025 was 94%, significantly above our plan of 80%, despite continued elevated investment across our businesses – especially in our shipyards to accelerate production and meet future demand.

OPERATING MARGIN

Operating margin of 10.2% was up 10 basis points over 2024. Eight of our 10 business units achieved improved operating performance versus 2024 despite tariff and inflationary cost pressures, underscoring effective cost management and disciplined execution across the portfolio. Additionally, revenue at Electric Boat grew over 20% in 2025, which has a dilutive effect on consolidated margin.

Strategic and Operational Performance (30% Weight) Commentary

At the beginning of 2025, the Committee approved the strategic and operational goals for each NEO. The goals were designed to reflect the significant individual performance expectations for each NEO, and fully contemplated that notable accomplishments beyond the approved goals could be recognized in the individual achievements for the year. Annually, each NEO is expected to contribute to the financial performance of the company beyond that specifically recognized in the financial performance metrics listed in the table above.

The 2025 NEO achievements highlighted below provide a basis for the evaluation of, and score assigned to, each NEO for their individual performance and contribution to overall company results and reflect the ever-changing nature of our business priorities and other business issues. The Committee's evaluation and scoring of the strategic and operational performance for the NEOs included a combination of factors and considered various internal quantitative metrics that we do not disclose in detail herein due to competitive considerations.

To assist the Committee in properly evaluating each NEO's performance, the following scoring framework was developed. The strategic and operational score was based on three factors: overall company performance, individual performance against specific business or functional goals, and leadership behaviors consistent with the company's ethos.

Strategic and Operational Goals Scoring Ranges:

175 – 200 Superior performance on all dimensions

150 – 175 Excellent performance (exceeded expectations on certain dimensions)

100 – 150 Adequate performance (met or modestly exceeded expectations)

  0 – 100 Inadequate performance on some or all dimensions

2025 NEO Achievements — Strategic and Operational

PHEBE N. NOVAKOVIC, Chairman and Chief Executive Officer

The Committee's Assessment of CEO Performance for 2025

The Committee commended Ms. Novakovic for her skillful and effective management of the company and many critical contributions to its success, as can be seen in the noteworthy strategic and operational accomplishments listed below. The Committee recognized Ms. Novakovic's continued exemplary leadership as the company navigated a host of difficult programmatic challenges yet delivered strong financial growth across all key metrics. Ms. Novakovic's disciplined management methods and unity of purpose continued to focus the management team on increasing revenue growth and earnings while maintaining a high level of profitability. Her performance in the strategic and operational areas listed below earned a score of 200% from the Committee for her superior 2025 performance.

Financial Performance

Drive the financial performance of the company while prudently allocating capital.

- Drove strong overall operating performance across the businesses despite a challenging operating environment. The company demonstrated continued resiliency, agility and flexibility in business operations dealing with supply chain issues, tariffs and inflationary macroeconomic conditions.
  - Record revenue of $52.6 billion, an increase of 10.1% over 2024 and above goal, resulted from growth across all segments with particularly strong growth in the Marine Systems and Aerospace segments, up 16.6% and 16.5%, respectively, from 2024.
  - Record operating earnings of $5.4 billion, an increase of 11.7% over 2024 and above goal on strong execution across the portfolio. Operating margin expanded 10 basis points above 2024 in spite of tariff impacts and inflationary cost pressures.
  - Record net earnings of $4.2 billion, an increase of 11.3% over 2024 and above goal.
  - Record diluted EPS of $15.45, an increase of 13.4% over 2024 and above goal.
  - Record FCF of $4 billion, an increase of 23.9% over 2024 and above goal.
  - Record backlog of $118 billion, driven by strong order activity across each of our segments, supporting our long-term growth expectations. The overall book-to-bill ratio (orders divided by revenue) for the company in 2025 was 1.5-to-1, even as revenue increased 10.1%, positioning the company well for continued future growth. Total estimated contract value, which includes options and IDIQ contracts, of $179 billion, another new record, was up 24.3% due to robust demand across all segments, particularly Marine Systems and Combat Systems.
- Prudently invested $2.5 billion in the businesses.
- Enabled the increase of the company's annual dividend by 5.6% from 2024 levels, the 28th consecutive year of annual increases.
- Repaid $1.5 billion of debt maturities and issued $750 million of new bonds.

Cost Containment and Reduction

Provide strong oversight of cost containment and reduction initiatives throughout the company.

- Focused efforts on cost-cutting and cost-containment across the company to drive improved profitability despite a challenging operating environment.

Manage Segment Enterprise Challenges

Aerospace — Manage successfully through new model transitions to drive long-term growth while focusing on improving profitability to achieve market-leading returns.

- Provided ongoing oversight and guidance for the strategic efforts at Gulfstream to manage through new model transitions, including assisting with the navigation of supplier and certification challenges, and making strategic investments to support increased production rates.
- Oversaw efforts by Gulfstream to increase aircraft delivery volumes. 158 aircraft deliveries occurred in 2025, a 16.2% increase over 2024. 2025 deliveries included 13 newly certified G800s and 54 G700s, an 80% increase over 2024 G700 deliveries.
- Achieved record revenue and operating earnings for the segment; operating margin increased 30 basis points over 2024 on improved profitability at both Gulfstream and Jet Aviation, despite the impact of tariffs and supplier cost pressures.

Marine Systems — Drive accountability for performance improvements across the segment. Guide capital investment plan designed to support significant anticipated growth at Electric Boat.

- Oversaw ongoing investment in facilities at Electric Boat to support the construction of the Columbia-class and the Virginia-class submarine programs.
- Continued to drive accountability for performance improvements on the programs within the segment through hands-on engagement with management teams to address issues and make course corrections as needed throughout the year.
- Achieved record revenue on growth across all three shipyards and saw a 50 basis point increase in segment operating margin.
- Oversaw management changes to focus on productivity improvements.

Combat Systems — Develop next-generation platforms and technologies to meet customers' emerging requirements to enhance future growth opportunities.

- Achieved record revenue and operating earnings for the segment, propelled by continued robust munitions and vehicle demand, particularly internationally, and driving backlog for the segment to new record levels.
- Continued ongoing development efforts at Land Systems related to the development of several new programs, notably the next-generation Abrams tank, XM30, and a number of international opportunities.

Technologies — Drive earnings growth and margin improvement while working to expand market opportunities.

- Achieved record revenue on growth at both GDIT and Mission Systems and relatively steady segment margins despite a challenging business environment and a government shutdown.
- Received a number of strategic orders that position Mission Systems for future growth.

Human Capital and Sustainability

Drive key human capital and sustainability efforts across the company in support of our overall business strategy.

- Supported sustainability efforts across the company, including shaping a company culture rooted in the company's Ethos of transparency, trust, alignment and honesty; emphasizing a robust safety mindset; and reducing carbon intensity as the company grows.
- Oversaw the publication of the company's 2025 Sustainability Report that enhanced our disclosures in order to demonstrate the transparency of our sustainability efforts.
- Maintained and expanded an outstanding workforce that hires highly-qualified candidates from broad pools of talent; creates a culture of belonging and opportunity for all employees; and rewards exemplary effort, skill and commitment to the mission of the company.

Leadership Changes

Mentor new senior leaders as they transition roles.

- Skillfully led transitions for a number of critical high-level executive roles.
- Provided oversight and ongoing mentorship throughout the year to foster their growth and development.

Overall

- Provided superior leadership for the company in its efforts to drive profitable revenue growth and create value for shareholders.
- Successfully steered the company through the residual challenges of the pandemic disruption to supply chains.
- Oversaw strategic investments and product leadership that have allowed the company to respond to the robust demand environment, which position the company for continued growth.

2025 Strategic and Operational Score for Ms. Novakovic: 200% of Target

KIMBERLY A. KURYEA, Senior Vice President and Chief Financial Officer

Provide financial thought leadership and agility to optimize company results and capitalize on significant investments made in recent years.

- Provided ongoing guidance and leadership to company-wide efforts to grow revenue and earnings while managing ongoing inflationary pressures and supply chain constraints.
- Achieved double-digit revenue growth of 10.1% and operating earnings growth of 11.7%, resulting in an operating margin rate expansion of 10 basis points.
- Coordinated company-wide efforts to drive cash acceleration and improvement within the year, resulting in improved liquidity, lower incremental borrowing costs and higher ROIC.

Support the chairman and CEO in the prudent allocation and deployment of capital to enhance shareholder value.

- Provided leadership in the balanced deployment of more than $4.1 billion in capital over the course of the year, including:
  - Managed $2.5 billion in internal investments including capital expenditures, the purchase of leased assets and company-sponsored R&D.
  - Repaid $1.5 billion of maturing debt and issued $750 million of new bonds, ending the year with the company's lowest debt balance since 2017, prior to the acquisition of CSRA, Inc.
  - Paid over $1.5 billion in dividends, a 5.6% increase in dividends per share over 2024.
  - Paid $637 million to repurchase shares of the company's outstanding Common Stock at an average price of approximately $256 per share.

Successfully manage tax planning strategies to achieve tax rate in-line with projections in the mid-17% range.

- Supported tax planning efforts to drive appropriate benefits and credits to achieve a tax rate of 17.5% for the year.

Provide leadership, succession planning and oversight to the finance departments across the company.

- Provided leadership to the business unit chief financial officers to ensure alignment of objectives and transparency in reporting.
- Provided significant direction and influence to ensure that succession planning efforts were timely, appropriately considered qualified candidates, and transitions were executed without business interruption.
- Sponsored multiple company-wide finance development opportunities to expand the function's perspectives on leadership, strategy and internal control environment.

Drive key human capital and sustainability efforts across the company.

- Provided significant direction and influence to ensure that the pipeline of financial candidates was strong and received a variety of experiences to further develop the talent pool.
- Assisted efforts to prepare to further validate emissions data at each business unit in support of the company's sustainability strategy.

Overall

- Supported the chairman and CEO, providing leadership and guidance to the business units and directing corporate financial activities.
- Coordinated efforts and provided timely financial leadership to drive operating performance improvements and achieve cost savings across the business.
- Drove corporate office cost reductions and reduced the total corporate office spend as a percentage of company revenue.
- Engaged in external-facing roles, including ongoing interaction with shareholders, securities analysts and potential investors to ensure understanding of company strategy and operations.

2025 Strategic and Operational Score for Ms. Kuryea: 195% of Target

JASON W. AIKEN, Executive Vice President, Technologies - Transitioned to Executive Vice President, Combat Systems & Mission Systems, June 2025

Meet or exceed Combat Systems segment and Mission Systems financial goals.

- Combat Systems achieved orders of $19.5 billion, a new record for the segment and above goal, resulting in a book-to-bill ratio of 2.1x for the year.
- Combat Systems revenue of $9.2 billion was up 2.8% over 2024 and above goal despite the U.S. Army's termination for convenience of the M10 Booker program.
- Combat Systems operating earnings of $1.3 billion were up 4.3% over 2024 and above goal.
- Combat Systems operating margin of 14.4% was 20 basis points higher than 2024 and above goal.
- Combat Systems cash generation in the year was robust, above goal by 30%.
- Mission Systems outperformed its operating plan on all key metrics.
- Mission Systems orders exceeded goal and resulted in a book-to-bill ratio of 1.0x. Notably, Mission Systems achieved a competitive win rate of 75%, the highest win rate since 2021, while growing its qualified opportunity pipeline by 33% to $30 billion during the year.
- Mission Systems operating earnings were up 6% over 2024 and above goal.
- Mission Systems operating margin was 60 basis points higher than 2024 and above goal.
- Mission Systems cash generation was above goal by 20%.

Provide leadership and guidance to business unit presidents, and manage and thoroughly report business unit challenges and opportunities to the CEO.

- Provided leadership and oversight of the Technologies segment through June and the Combat Systems segment and Mission Systems business unit thereafter.
- Provided guidance in navigating the uncertainties and challenges associated with changing customer priorities resulting from the transition of administrations.
  - This included advice, strategic planning, and counsel to the business unit presidents on a variety of matters, regular business reviews, customer engagements, and retirement of numerous programmatic risks across the portfolio.
- Continued strategic portfolio shaping with a business acquisition to enhance product offerings that address emerging threats.
- Coordinated with the CEO on matters ranging from the M10 Booker program cancelation to successful initial operating capability (IOC) on the Ajax program, to acceleration of the development of the next-generation main battle tank, to significant capacity investments and expansion to meet increasing customer demand across the portfolio.

Support the implementation of artillery capacity expansion projects at Ordnance and Tactical Systems, including the achievement of production ramp-up goals in 2025.

- Achieved significant progress in ramping production capacity across the artillery spectrum, including successful production of over 36,000 155mm artillery rounds in our Northeast Pennsylvania facility in all 12 months of the year, establishment of a new 155mm load, assemble and pack capability with 50,000 rounds per month capacity, and initiation of expansion of propellant capacity by 20%.
- Oversaw significant investments in the establishment and expansion of missile products capabilities in support of growing customer demand, including successful inert full-scale motor build for solid rocket motor capability and initiation of facility expansion for missile components.

Facilitate meaningful and successful leverage of the Technologies segment's capabilities and expertise across the company.

- Sponsored a joint Technologies team to identify untapped market opportunities, portfolio gaps and conflicts, and resource sharing opportunities to enhance capture efforts.
- Coordinated joint efforts among Land Systems, Ordnance and Tactical Systems, and Mission Systems to bring technology capabilities, digital engineering, and a modular open systems approach to a variety of programmatic pursuits, including Next Generation Command and Control (NGC2), smart munitions, active protection systems, and next-generation ground combat vehicle platforms including the Abrams M1E3 and the XM30.

Drive cost containment and margin performance.

- Provided oversight and guidance for the Technologies segment through June and for the Combat Systems segment and Mission Systems business unit thereafter to manage growth at each business to gain operating leverage and improve margins.

- Continued progress on significant facility consolidation plan to improve operational efficiency.

- Achieved reduction of overhead as a percentage of revenue year-over-year by an aggregate of 130 basis points and exceeded goal by an aggregate of 40 basis points across the businesses.

- Operating margins exceeded goal and prior year at all businesses.

Drive efforts to accelerate and improve cash performance.

- Provided oversight and guidance to manage cash through contracting terms, supplier agreements and operating working capital management for the Technologies segment through June and for the Combat Systems segment and Mission Systems business unit thereafter.

- Improved cash timing by pulling cash into the first half of the year from the second half.

- Oversaw efforts to manage operating working capital that contributed to cash performance exceeding goal.

Drive key human capital efforts across the company in support of our overall business strategy.

- Provided significant direction and influence to ensure that succession planning efforts were timely, considered broad pools of highly-qualified applicants, and were executed without management interruption. This included succession activities and organizational restructure for two business units following a change in leadership without disruption to the group's programmatic or financial results.

Overall

- Served as executive sponsor for the company's Supply Chain Management Council, coordinating activities across the 10 business units.

- Developed a comprehensive report on the company's history and differentiated capabilities for use with investors, customers and other constituents.

- Worked in close coordination with the company's President and the Executive Vice President of GDIT to ensure successful transition of leadership among the company's Combat Systems and Technologies segments.

2025 Strategic and Operational Score for Mr. Aiken: 190% of Target

MARK L. BURNS, Executive Vice President of the company and President, Gulfstream Aerospace

Meet or exceed Gulfstream financial goals.

- Continued successful trend of capturing market demand across Gulfstream's expanded offering of products and services. Book-to-bill ratio of 1.2x for the year resulted in the fifth consecutive year with a book-to-bill ratio of 1.0x or higher.
- Achieved 158 new aircraft deliveries, a 16.2% increase over 2024.
- Revenue was up 18.7% from 2024 and above goal.
- Operating earnings were up 20.1% and operating margin was 20 basis points higher compared to the prior year, respectively. Both metrics fell short of goal due to the impact of tariffs.
- Cash generation was above goal by 30%, driven by robust demand for new aircraft orders.

Manage and thoroughly report business unit challenges and opportunities to the CEO.

- Worked closely with the chairman and CEO to manage business and developmental risks and to identify opportunities to position Gulfstream for continued growth.

Meet major development project milestones.

- Completed certification of the G800 in April and delivered 13 aircraft in 2025.
- Achieved Certificate of Airworthiness on 100th G700.
- Commenced continued flight test program on G400.
- Achieved G300 first flight.
- Managed R&D costs closely.

Maintain customer support leadership versus competition.

- Maintained leadership in the customer support area, with continued growth of the global customer support network.
- Achieved record revenue and earnings for service business.

Drive key human capital and sustainability efforts across the company.

- Continued industry-leading sustainability efforts to utilize and promote the use of sustainable aviation fuel (SAF) and develop more fuel-efficient aircraft across the product line. Continued to utilize SAF in operations for company and test flights, increasing our internal use by 400,000 gallons. Completed zero-sulfur fuel testing with NASA. Continued to focus on waste reduction in manufacturing and services.
- Provided significant direction and influence to ensure that succession planning efforts were timely, considered broad pools of highly-qualified candidates and executed without management interruption.

Overall

- Remained keenly focused on driving operational performance improvements throughout the business, growing revenue and operating earnings over 2024.
- Drove efforts to capture new orders, advance product development, and expand the aircraft manufacturing and customer support footprint to position Gulfstream for continued growth over the near and long term.

2025 Strategic and Operational Score for Mr. Burns: 195% of Target

DANNY DEEP, Executive Vice President, Combat Systems - Transitions to Executive Vice President, Global Operations, June 2025 and to President, December 2025

Meet or exceed Combat Systems segment and General Dynamics financial goals.

- Combat Systems achieved orders of $19.5 billion, a new record for the segment, resulting in a book-to-bill ratio of 2.1x for the year. General Dynamics' achieved orders of $80.2 billion were above goal and resulted in a book-to-bill ratio of 1.5x for the year.
- Combat Systems revenue of $9.2 billion was up 2.8% over 2024 and exceeded goal despite the U.S. Army's termination for convenience of the M10 Booker program. General Dynamics revenue of $52.6 billion grew by 10.1% over 2024 and was above goal.
- Combat Systems' operating earnings of $1.3 billion was up 4.3% over 2024 and was above goal. General Dynamics operating earnings of $5.4 billion increased 11.7% over 2024 and was above goal.
- Combat Systems' operating margin of 14.4% was 20 basis points higher than 2024 and above goal. General Dynamics operating margin of 10.2% was 10 basis points higher than 2024 and in line with the goal range.
- Combat Systems cash generation in the year was robust, above goal by 30%. General Dynamics generated $4 billion of FCF, more than $700 million above goal.

Manage and thoroughly report business unit challenges and opportunities to the CEO.

- Provided close coordination with the CEO on all matters relating to risks and opportunities across the Combat Systems segment.
- Provided strong operational leadership to the business unit presidents.

Generate increased capacity for artillery manufacturing.

- Supported the ramp up and attainment of 36,000 155mm artillery rounds per month of projectiles in our Northeast Pennsylvania facility, exceeding contract requirements.
- Provided oversight and guidance on facility expansion efforts at multiple facilities to establish increased artillery production in 2025.

Provide leadership and guidance to the Combat Systems presidents.

- Contributed strong operational management experience to ensure cost, schedule, performance and risk in each of the businesses was prioritized, understood and managed.
- Held regular business reviews and led specific senior customer engagements in support of the Combat Systems business units.
- Continued to develop leadership depth across the business units and supported presidents to position for future growth and help address strategic and operational challenges.

Human Capital & Sustainability

- Provided guidance and direction to assure that all succession planning efforts across the Combat Systems segment included highly-qualified candidates throughout the organization.
- Supported the company's sustainability strategy, including continued efforts to gather and validate greenhouse gas emissions data across the Combat Systems segment.

Overall

- Served as the executive sponsor of the company's Manufacturing Council to facilitate best practice sharing across the 10 business units.
- Provided quick and effective communication and support when operational challenges presented themselves, whether workforce, supply chain, technical or operationally related.
- Ensured operating performance was prioritized while maintaining a focus on future pursuits and innovation.

2025 Strategic and Operational Score for Mr. Deep: 200% of Target

Annual Incentive Payout (AIP)

The table below summarizes each NEO's annual incentive target and the Committee's determination of earned awards under the Annual Incentive Plan formula described above. Target incentive opportunities are expressed as a percentage of base salary, as shown below, and the maximum payout opportunity is 200% of target. Annual incentive payouts for 2025 reflect our pay-for-performance philosophy, rewarding company performance and the leadership contributions of our executives during the year.

Ms. Kuryea's target dollar opportunity was prorated to reflect a mid-year increase in her target percentage. Messrs. Burns and Deep received mid-year base salary and target percentage adjustments in connection with changes in their roles, which also resulted in prorated target dollar opportunities.

Name	2025 Base Salary ($)	Target Incentive (% of Base)	Target Incentive ($)	Overall Achievement (% of Target)	Annual Incentive Payout ($)
Ms. Novakovic	1,750,000	185	3,237,000	177.0	5,729,000
Ms. Kuryea	1,000,000	120	1,179,000	175.5	2,069,000
Mr. Aiken	1,100,000	125	1,375,000	174.0	2,392,000
Mr. Burns	1,000,000	115	1,082,800	175.5	1,900,000
Mr. Deep	1,300,000	150	1,351,800	177.0	2,392,000

Long-Term Incentive Compensation

LTI compensation is provided to NEOs to align management's interest with that of shareholders through share ownership, to reward NEOs for achievement of multi-year financial goals and TSR performance consistent with the shareholder experience, and to retain key talent through longer-term vesting and performance schedules. LTI comprises a major portion of total target compensation provided to each NEO. This provides our executives with a significant personal stake in the long-term success of General Dynamics. By awarding LTI compensation through various types of equity instruments, different elements of shareholder alignment are achieved. The following chart illustrates the allocation of LTI compensation in our annual equity awards:

2025 LONG-TERM INCENTIVE ALLOCATION



50% Performance Stock Units

20% Restricted Stock

30% Stock Options

Setting Long-Term Equity Grant Awards

The Committee uses guidelines that are based upon peer market data, and balances other considerations such as company performance, complexity of the role, length of service, future expected contributions to the company and impact on dilution when determining actual LTI grant amounts. This approach allows for the consideration of a multitude of factors to properly reward and incent management for long-term performance and align the needs of the business with that of shareholders. The Committee was also cognizant of tenure in roles, the current market for executive talent, and the desire to retain this highly cohesive leadership team as the company executes its long-term strategy. As shown below, the annual LTI grants awarded in early March 2025 for the individual performance of the NEOs were as follows:

Name	2025 LTI Grant* ($)
Ms. Novakovic	17,400,000
Ms. Kuryea	5,000,000
Mr. Aiken	6,000,000
Mr. Burns	5,250,000
Mr. Deep	4,500,000

* Amounts awarded by the Committee may differ from those displayed in the Summary Compensation Table (SCT) due to the requirement to value the equity amounts in the SCT at aggregate grant date fair value computed in accordance with FASB ASC Topic 718, *Compensation — Stock Compensation*.

Performance Stock Units — 50% of LTI

PSUs are a form of equity compensation tied to the achievement of specific performance goals and linked to the long-term performance of the company. They are calculated by multiplying the overall LTI award value by the 50% weighting to arrive at the PSU portion of the grant. The quantity of target PSUs granted is determined based on the average of the high and low quoted stock price per share of the company's Common Stock on the New York Stock Exchange (NYSE) on the date of grant.

Purpose	This element of executive compensation closely connects the NEOs to the company's longer-term financial performance and TSR over a three-year period and acts as a retention tool.
Performance Metrics	Three-year average ROIC subject to an rTSR modifier
Vesting	Three-year cliff vesting
Dividend and Voting Rights and Share Ownership	Dividend equivalents are deemed reinvested in additional stock units, which are earned only when the underlying PSU is earned. PSUs do not have voting rights, nor do they count for share ownership guideline purposes until vested.
Forfeiture	NEOs who voluntarily resign or are terminated for cause prior to the end of the applicable performance period immediately forfeit all PSUs that have not vested unless otherwise determined by the Committee.

2025 PSU GRANT (2025 – 2027 PERFORMANCE CYCLE)

HOW WE CHOSE OUR TARGET GOAL

- The company operates in a dynamic and competitive environment. As such, the ROIC target established each year represents the outlook for the upcoming three-year operating plan period and may not be comparable to past targets or prior achievement. It is set to be a challenging yet achievable target based on the latest three-year forecast.

- The ROIC calculated on an annual basis fluctuates given the investment needs of the business, the long lead times on several business units and the different payment cycles within the businesses. Therefore, comparisons of ROIC on a year-over-year basis or of any given year to a three-year average, may not appropriately reflect the underlying strategic investments to support the long-term performance of the business or the complexity of business cycles.

- The established target reflects the multi-year operating plan for the company. It reflects the Committee's and management's assessment of future company performance and required investments to support the long-term growth of the company. The three-year ROIC target for the 2025 – 2027 performance period was approved in March 2025 and reflected the best judgment of the Committee at that time.

- For the 2025 – 2027 performance period, the ROIC target was set at 13.3%, which was 10 basis points higher than the previous target for the 2024 – 2026 performance period.

After the three-year performance period ends, the number of PSUs earned is determined based on our three-year average ROIC, subject to an rTSR modifier.

Three-Year Average ROIC Performance*	PSU Payout Performance after 3 Years from Grant Date
2.5% or more above target	150% of target PSUs
At target	100% of target PSUs
2.5% below target	50% of target PSUs
More than 2.5% below target	0% of target PSUs

* Performance interpolated between 2.5% below and 2.5% above target.

The resulting percentage earned from the three-year average ROIC will be subject to an rTSR modifier, which compares our TSR performance to the TSR performance of the other companies in the S&P 500 to produce the final number of earned units. For purposes of determining the rTSR modifier, the TSR calculation is based on the 90-trading-day average prices of General Dynamics Common Stock and each index component. The Committee believes the S&P 500 provides a more comprehensive comparison for share price performance than our compensation peer group, which is a customized benchmark based on a limited number of companies.

The rTSR modifier may increase or decrease the PSU payout by as much as one-third, resulting in a PSU payout range between zero and 200% of the target units granted. To achieve a maximum payout for the PSUs, the company must achieve both maximum ROIC performance and achieve rTSR performance in the 75th percentile or above.

rTSR Modifier

ROIC Performance
As shown in the chart above
(0 – 150%)



Relative TSR Performance*	Payout
75th percentile and above	133.3%
50th percentile	100.0%
25th percentile and below	66.7%

* Payout interpolated for performance between 25th and 75th percentile.



Maximum Total PSU Payout
200%

0%

PSU GRANT PERFORMANCE AND PAYOUT

2023 – 2025 PSU Performance

ROIC — In March 2026, the Committee certified the three-year ROIC achievement of 13.2% for PSUs granted in 2023, against the target of 12.6% established for the 2023 – 2025 performance period. This three-year performance target was established by the Committee in March 2023.

Performance Metric	0% of Target ROIC	50% of Target ROIC	100% of Target ROIC	150% of Target ROIC	Payout (% of Target)
Three-year Average ROIC Performance	More than 250 basis points below target	250 basis points below target	13.2% / 12.6% at target	250 basis points or more above target	112% of Target ROIC

rTSR — The 2023 grant of PSUs included an rTSR modifier that operated as described above to adjust the payout of the PSUs based on the company's TSR performance compared to the TSR performance of the other companies in the S&P 500. For the 2023 – 2025 period, the company's rank was 191 out of 484 peers, or at the 61st percentile, yielding an rTSR modifier of 114.2%.

PSU Payout — For the 2023 – 2025 period, the rTSR modifier of 114.2% adjusted the payout from the 112% of target ROIC performance to ***128% out of a potential maximum of 200% payout*** of the PSUs. The company's above-target ROIC performance augmented by the positive TSR performance during the three-year performance period had a positive impact on the PSUs realized by the NEOs, consistent with our pay-for-performance philosophy.

Restricted Stock — 20% of LTI

Restricted stock awards are a form of equity compensation tied to the completion of a service period. They are calculated by multiplying the overall LTI award value by the 20% weighting assigned to the restricted stock portion of the grant. The quantity of restricted stock granted is determined based on the average of the high and low quoted stock price per share of the company's Common Stock on the NYSE on the date of grant.

Purpose	This element of executive compensation closely connects NEO compensation to the company's TSR performance over the vesting period and acts as a retention tool.
Vesting	The shares are subject to a three-year cliff vesting period (i.e., 100% of the shares vest on the third anniversary of the grant). The Committee believes the use of three-year cliff vesting on our restricted stock ensures that executives are focused on long-term value creation while supporting the company's need to attract and retain executives during all market conditions.
Dividend and Voting Rights and Share Ownership	During the restriction period, NEOs may not sell, transfer, pledge, assign or otherwise convey their restricted shares. NEOs are eligible to vote their shares and receive dividend payments and other distributions on our Common Stock when declared by the Board. Unvested shares of restricted stock do not count toward share ownership guidelines.
Forfeiture	NEOs who voluntarily resign or are terminated for cause prior to the end of the applicable vesting period forfeit their restricted stock unless otherwise determined by the Committee.

Stock Options — 30% of LTI

Stock options are a form of equity compensation linked to the long-term share performance of the company. A stock option gives our NEOs the right to buy up to a specified number of shares of our Common Stock over the term of the option at a predetermined fixed price. They are calculated by multiplying the overall LTI award value by the 30% weighting assigned to the stock option portion of the grant. The quantity of stock options granted is determined using the Black-Scholes option pricing model on the date of grant. A stock option's exercise price is the average of the high and low quoted price per share of the company's Common Stock on the NYSE on the date of grant. In March 2025, the Committee approved a grant of stock options to each NEO. The exercise price of these stock options was set at $257.55.

Purpose	This element of executive compensation closely connects the NEOs to the company's stock price performance over the long term and acts as a retention tool.
Vesting	The stock options vest as follows: 50% of the grant becomes exercisable on the second anniversary of the grant date and 50% becomes exercisable on the third anniversary of the grant date. Vested stock options remain exercisable through the options' expiration date, which occurs on the day prior to the 10th anniversary of the grant date. Due to our stringent stock ownership guidelines, stock options, when exercised, must be held as shares until the ownership requirement is met.
Share Ownership	Stock options do not count toward share ownership guidelines until the option is exercised and purchased shares are retained.
No Repricing of Stock Options	Our equity compensation plan prohibits the repricing of stock options, including the exchange of underwater stock options for another award or for cash, without the approval of shareholders.
Forfeiture	NEOs who voluntarily resign or are terminated for cause immediately forfeit all stock options that have not vested unless otherwise determined by the Committee.

Benefits and Perquisites

Benefits

Benefits are an important tool used to attract and retain outstanding executives. Benefit levels are reviewed periodically to ensure they are cost effective, competitive and support the overall needs of our employees. The company makes available medical, dental, vision and life insurance, as well as disability coverage. NEOs can select the level of coverage appropriate for their circumstances. The company also provides NEOs with group life insurance coverage worth two-times their base salary and long-term disability coverage worth 50% of their base salary.

Company-Sponsored Retirement Plans

We provide retirement plans to our eligible employees, including the eligible NEOs, through a combination of qualified and nonqualified ERISA (Employee Retirement Income Security Act of 1974, as amended) plans. Following are descriptions of the retirement plans in which the NEOs participate:

General Dynamics Corporation 401(k) Plan

Each NEO is eligible to participate in the General Dynamics Corporation 401(k) Plan, a tax-qualified, defined-contribution retirement plan. Each NEO is eligible to make before-tax contributions and receive company matching contributions under the 401(k) Plan. During 2025, the 401(k) Plan provided for a company-matching contribution of 100% on contributions up to the first 6% of eligible pay for the NEOs. The matching contributions during 2025 for the NEOs are included in footnote (d) to the All Other Compensation column of the SCT.

Defined-Benefit Retirement Plans

Ms. Novakovic, Ms. Kuryea and Mr. Aiken participate in a company-sponsored defined-benefit plan called the General Dynamics Salaried Retirement Plan (the Salaried Plan). As of December 31, 2013, benefits under the Salaried Plan have been frozen for employees at our corporate headquarters.

The benefit under the Salaried Plan is payable as a life annuity. The Salaried Plan is a funded, tax-qualified, noncontributory defined-benefit pension plan. It was amended effective January 1, 2007, to exclude any employee initially hired or who incurs a break in service after that date. The benefit formula under the Salaried Plan for employees hired before January 1, 2007, is 1.0% times a participant's highest final average pay frozen as of December 31, 2013, multiplied by years of service earned on or after January 1, 2007, and before January 1, 2014, plus 1.333% times a participant's highest final average pay frozen as of December 31, 2010, multiplied by years of service earned prior to January 1, 2007. Final average pay for purposes of calculating retirement benefits includes a NEO's base salary and annual incentive. The company makes contributions to the Salaried Plan through payments into a trust fund from which the benefits are paid.

Mr. Burns participates in a company-sponsored defined-benefit plan called the Gulfstream Aerospace Corporation Pension Plan (the GAC Plan). The GAC Plan was amended in December 2018, freezing the benefits for Mr. Burns as of December 31, 2018. The GAC Plan is a funded, tax-qualified, noncontributory defined-benefit pension plan. For service prior to January 1, 2004, Mr. Burns has a frozen pension accrued benefit under the GAC Plan that totals approximately $3,400 payable monthly as a single-life annuity. Upon his retirement, this amount will increase with cost-of-living adjustments up to a maximum of 3% annually. Effective January 1, 2004, the GAC Plan was amended to provide benefits for each month of credited service earned after December 31, 2003, based on 1.125% of the final average monthly pay at or below the monthly integration level plus 1.25% of the excess above the integration level. Final average monthly pay considers salary and annual bonus after December 31, 2003, but excludes equity awards. The portion of Mr. Burns' benefit earned after December 31, 2003, frozen as of December 31, 2018, is payable monthly as a life annuity and is not subject to cost-of-living adjustments.

Mr. Deep participates in a company-sponsored defined-benefit plan called the Canadian Salaried Plan. The Canadian Salaried Plan is a funded, tax-qualified, contributory defined-benefit pension plan that provides benefits as a life annuity to retired participants. A participant's benefit under the Canadian Salaried Plan increases with each year of service. Participants who leave before they are eligible for early retirement are paid a substantially reduced amount. Earnings used to calculate pension benefits (pensionable earnings) include only a participant's base salary and exclude all other items of income, including annual incentive and equity awards. Under the Canadian Income Tax Act, the Canadian Salaried Plan does not pay annual benefits beyond a predetermined limit, which was $3,757 times the years of credited service for 2025. Mr. Deep's pensionable earnings and years of credited service under the Canadian Salaried Plan was frozen as of January 10, 2022. The Canadian Salaried Plan pays a monthly benefit equal to the product of (1) 1.0% of final average monthly pay, plus 0.75% of that portion of the final average monthly pay that exceeds the final average Canadian social security wage base, times (2) the years of credited service. Final average monthly pay is equal to the average of the participant's highest 36 consecutive months of pensionable earnings out of the participant's last 120 months of employment. The Canadian Salaried Plan also pays a monthly wrap-around benefit in respect of credited service in a prior plan.

Supplemental Retirement Plan

The amount of cash compensation used to calculate pension benefits for participants is limited by the Internal Revenue Code ($350,000 in 2025). To provide a benefit calculated on compensation in excess of this compensation limit, the company provides executives participating in the Salaried Plan with coverage under the General Dynamics Corporation Supplemental Retirement Plan (the Supplemental Retirement Plan). Benefits under the Supplemental Retirement Plan are general unsecured obligations of General Dynamics. Ms. Novakovic, Ms. Kuryea and Mr. Aiken participate in the Supplemental Retirement Plan. Pension accruals under this plan were frozen as of December 31, 2013, for participants including the participating NEOs.

Mr. Deep participates in the Canadian Supplemental Executive Retirement Plan (CSERP) and the Excess Plan. The CSERP is a nonqualified defined-benefit plan that provides retirement benefits to designated executives. Mr. Deep's benefits under the CSERP were frozen as of January 10, 2022. The Excess Plan is a nonqualified defined-benefit plan that provides retirement benefits to eligible employees whose annual benefits would exceed the Canadian Income Tax Act benefit limit. Mr. Deep's pensionable earnings and years of credited service under the Excess Plan were frozen as of January 10, 2022.

Supplemental Savings Plan

The company provides a Supplemental Savings Plan to key employees, including each NEO. The purpose of the Supplemental Savings Plan is to allow key executives to defer salary and receive matching contributions on compensation in excess of the compensation limit imposed by the Internal Revenue Code on earnings used to calculate 401(k) contributions. Matching contributions during 2025 for the NEOs are included in footnote (d) to the All Other Compensation column of the SCT.

Other Retiree Benefits

Eligible key executives throughout the company, including the NEOs (other than Messrs. Burns and Deep), can purchase group term life insurance at retirement of up to two-times their base salary. For executives who retire early (prior to age 65), we pay for insurance coverage equal to one-half of the executive's base salary until the executive reaches age 65. For early retirees who elect coverage in excess of one-half of base salary, they will pay monthly premiums for the additional coverage. For executives retiring at or after age 65, we pay for insurance coverage up to two-times an executive's base salary. This coverage is ratably reduced over a five-year period following the executive's retirement, or beginning at age 65 for early retirees, subject to a maximum coverage level of 25% of the coverage in effect at the time of retirement.

Perquisites

We provide our NEOs perquisites that the Committee believes are reasonable yet competitive. The company provides perquisites to the NEOs for purposes of recruitment, retention and security. We provide perquisites to ensure the security and accessibility of our executives to facilitate the transaction of business. As a reasonableness test, we compare these perquisites to generally accepted corporate practices.

In 2025, the perquisites provided to our NEOs were financial planning and tax preparation services, physical examinations or concierge medical, home security systems, personal liability and supplemental accidental death and dismemberment (AD&D) insurance, the personal use of automobiles owned or leased by the company, and personal use of our aircraft. Personal use of our aircraft is provided to our chairman and CEO and our President, as required by the Board, to help ensure their security and accessibility. The company also provided a club membership to one NEO in his role as a business unit president for use in commercial business development activities.

We have provided additional information on perquisites in footnote (d) to the All Other Compensation column of the SCT.

Other Considerations

Stock Ownership Guidelines and Holding Requirements

Our stock ownership and retention guidelines for our executive officers are among the most stringent in the Fortune 100. Stock ownership guidelines strongly align the interests of management with the interests of shareholders because executives become shareholders with a considerable investment in General Dynamics.

Our stock ownership and retention guidelines preclude NEOs from selling shares of our Common Stock until they own shares with a market value of at least 10-times their base salary and at least 15-times for the CEO. Shares held outright and shares held through our 401(k) plans are counted for purposes of meeting the ownership guidelines. PSUs, unvested shares of restricted stock and stock options (whether vested or not), are not counted in the ownership calculation.

Stock Ownership Guidelines	
Chief Executive Officer	**Officers including Other NEOs**
15x	**10x**
Base Salary	Base Salary

When exercising options, officers who have not met the ownership guidelines may sell shares acquired upon exercise to cover the exercise price of the options, transaction costs and taxes, and are expected to hold the remaining shares until the guidelines are met. Similarly, net shares received upon vesting of PSUs and restricted stock (after withholding taxes) may not be sold until the stock ownership guidelines are met. Once an officer attains the required ownership level, the officer must maintain that ownership level until he or she no longer serves as an officer. The stock ownership and retention guidelines are reviewed annually by the Committee. For the year ended December 31, 2025, the total number of shares owned by our CEO and other officers represented 27.7 times their combined annual salaries.

Change-in-Control Agreements

The company has change-in-control agreements with each of the NEOs. The company believes that these agreements are an important tool for recruiting and retaining highly-qualified executives. The agreements are structured to protect the interests of shareholders by including a "double-trigger" mechanism that results in a severance payout only when:

- A change in control is consummated; and
- The executive's employment is terminated by the company without cause or by the executive for good reason within 24 months following the change in control.

A "change in control" is defined to include specified stock acquisition, merger, or disposition transactions involving General Dynamics. The Committee evaluates and reviews payment and benefit levels under the change-in-control agreements periodically to ensure that the agreements are consistent with the practices of our peer group companies. Our agreements for NEOs do not include a provision for reimbursement of excise taxes that may become due upon a change in control.

In February 2024, the Committee adopted a new cash severance policy for executive officers requiring shareholder approval for any new or modified severance arrangements that provide for cash payments greater than 2.99 times salary and annual incentive.

Payments and benefits provided to NEOs pursuant to the change-in-control agreements are described in the Potential Payments Upon Termination or Change in Control section beginning on page 82 of this Proxy Statement.

Role of the Independent Compensation Consultant

The Committee's charter provides that the Committee has sole authority to engage the services of an independent compensation consultant for the Committee and approve fees paid to the consultant by the company. The Committee engaged FW Cook as an independent compensation consultant to provide advice on executive compensation matters. The Committee found that FW Cook provided important perspectives on market practices for executive compensation, peer company analysis, the levels and structure of the compensation program, and compensation governance. During 2025, at the Committee's request, FW Cook performed the following specific services:

- Attended Committee meetings;

- Provided regulatory and human capital matters updates to the Committee;

- Provided information and advice relating to executive and CEO compensation matters; and

- Reviewed compensation-related disclosures in the company's Proxy Statement.

The Committee reviewed the factors influencing FW Cook's independence (as specified by NYSE listing standards) and determined that no conflict of interest exists.

Anti-Hedging and Anti-Pledging Policies

The company has a longstanding policy in place that prohibits all directors and executive officers from hedging company securities. Since 2014, the company has maintained a policy prohibiting all directors and executive officers from pledging company securities that they own directly.

Clawback Policy

The company has in place an executive compensation recoupment policy, or clawback policy, which applies to executive officers of the company (referred to as the Covered Executive Officers), including the NEOs, that is intended to comply with U.S. Securities and Exchange Commission (SEC) and NYSE rules. In the event of a restatement of our financial results due to the company's material noncompliance with any financial reporting requirement under U.S. federal securities laws, the result of which is that any equity, including time or other performance-based compensation, paid to that Covered Executive Officer would have been a lower amount had it been calculated based on the restated results, the Committee has the authority to recover any excess pre-tax compensation that was awarded to that Covered Executive Officer. In determining the excess compensation, the Committee will take into account its good faith estimate of the value of awarded and actual compensation that may have been affected by the restatement and the events leading to it. This includes all equity-based grants which may have vested or been exercised during the period in question and performance-based cash incentives. A full copy of the executive compensation recoupment policy is attached as an exhibit to the company's Annual Report on Form 10-K for the year ended December 31, 2025. The company confirms that the Committee did not need to implement the clawback policy in 2025, as there was no material noncompliance with any financial reporting requirement to recover.

Compensation and Risk Management

With the support of management and the independent compensation consultant, the Committee evaluates the company's overall risk profile relative to the incentive components of compensation to ensure that NEOs are not overly incentivized to focus on short-term stock performance. The use of long-term equity incentive awards as a significant portion of total direct compensation and robust stock ownership guidelines are structured to ensure management is focused on the long term and not incentivized to take excessive risk to ensure alignment with the shareholder experience.

Equity Grant and Approval Timing Practices

It is our practice to grant most of our equity awards, including stock options, on pre-established dates, with annual grants generally occurring in the first week of March in connection with March Committee and Board meetings. The Committee approves annual awards for directors and executive officers. Annual awards for executives are granted in specified dollar amounts, with the number of shares for each time-based RSU and PSU grant determined by dividing the dollar amount by the closing average of the high and low market price of our Common Stock on the grant date. We do not make off-cycle equity grants to our executive officers except in connection with a promotion or in connection with hiring a new executive officer. Neither the Board nor the Committee takes material, non-public information into account when determining the timing of equity awards, including stock options, and we do not time the release of material, non-public information based on equity award grant dates.

Insider Trading Policy

We have an insider trading policy (the Insider Trading Policy) designed to promote compliance with applicable insider trading laws, regulations and NYSE listing standards. The policy is applicable to all members of the Board, officers and employees of the company, and those individuals' respective Covered Persons (as defined in the policy), as well as the company itself, and prohibits certain transactions regarding General Dynamics securities or the securities of other publicly-traded companies with which the company has business relationships while aware of material, non-public information. The policy also prohibits trading in General Dynamics securities during quarterly blackout periods for directors and all participants in the company's executive compensation program. For all directors, officers and employees, the policy prohibits trading in derivatives of General Dynamics securities; selling General Dynamics securities "short"; purchasing financial instruments or engaging in transactions that hedge or offset (or are designed to hedge or offset) any decrease in the market value of General Dynamics securities; and holding General Dynamics securities in margin accounts. In addition, directors and officers may not pledge as collateral for a loan General Dynamics securities held directly by the director or officer, enter into multi-day limit orders, or permit the automatic reinvestment of distributions/dividends into General Dynamics securities. The foregoing summary of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by reference to the full text of our Insider Trading Policy, a copy of which can be found as an exhibit to the company's Annual Report on Form 10-K for the year ended December 31, 2025.

EXECUTIVE COMPENSATION

Summary Compensation

The Summary Compensation Table (SCT) conforms to requirements of the SEC and shows base salary, annual incentive, equity awards (restricted stock, PSUs and stock options) and all other compensation, which includes among other things the value of perquisites, 401(k) contributions and tax reimbursements (see footnote (d) to the SCT for a complete listing of categories included in the All Other Compensation column). The table also includes a column titled Change in Pension Value and Nonqualified Deferred Compensation Earnings. For our eligible NEOs, this includes only the change in pension value (see footnote (c) to the SCT), which is an actuarial estimate of the present value of the future cost of pension benefits. The value does not reflect a current cash cost to General Dynamics or, necessarily, the pension benefit that an executive would receive, since that is determined by a number of factors, including length of service, age at retirement and longevity.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[a]	Option Awards ($)[a]	Non-Equity Incentive Plan Compensation ($)[b]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[c]	All Other Compensation ($)[d]	Total ($)
Phebe N. Novakovic Chairman and Chief Executive Officer	2025	1,737,500	12,539,634	5,220,445	5,729,000	—	697,503	25,924,082
	2024	1,700,000	12,727,948	5,024,300	3,383,000	—	959,454	23,794,702
	2023	1,700,000	11,246,277	4,649,716	4,287,000	—	699,783	22,582,776
Kimberly A. Kuryea Senior Vice President, Chief Financial Officer	2025	987,500	3,603,560	1,499,885	2,069,000	56,336	78,511	8,294,792
	2024	914,166	3,495,285	1,379,764	1,175,000	—	70,992	7,035,207
Jason W. Aiken Executive Vice President, Combat Systems and Mission Systems	2025	1,100,000	4,324,830	1,798,870	2,392,000	43,022	88,442	9,747,163
	2024	1,100,000	4,559,054	1,799,614	1,500,000	—	84,834	9,043,501
	2023	1,100,000	4,353,404	1,799,967	1,874,000	36,155	80,669	9,244,195
Mark L. Burns Executive Vice President of the company and President, Gulfstream Aerospace	2025	958,303	3,782,576	1,575,562	1,900,000	—	67,507	8,283,948
	2024	893,750	3,760,459	1,485,482	1,050,000	—	75,559	7,265,250
	2023	875,000	3,446,407	1,424,875	1,297,000	—	80,035	7,123,317
Danny Deep President	2025	1,064,500	3,242,952	1,349,773	2,392,000	257,709	87,778	8,394,711
	2024	786,250	2,811,411	1,109,732	996,000	—	354,641	6,058,033

(a) The amounts reported in the Stock Awards and the Option Awards columns reflect aggregate grant date fair value computed in accordance with FASB ASC Topic 718, *Compensation — Stock Compensation*. These amounts reflect our calculation of the value of these awards at the grant date and do not necessarily correspond to the actual value that may ultimately be realized by the NEO. Assumptions used in the calculation of these amounts are included in Note R to our consolidated audited financial statements for the year ended December 31, 2025, included in our Annual Report on Form 10-K filed with the SEC on January 30, 2026. Stock Awards include awards of restricted stock and PSUs. The grant date values of 2025 PSUs, as reported in this column, are based on the probable outcome of the performance conditions as of the grant date. The grant date values of 2025 PSUs, assuming a maximum payout for each NEO, were as follows:

Name	Grant Date Value ($)
Ms. Novakovic	18,120,268
Ms. Kuryea	5,205,956
Mr. Aiken	6,249,293
Mr. Burns	5,466,120
Mr. Deep	4,685,629

(b) Payments are reported for the fiscal year in which the related services were rendered, although the actual payments are made in the succeeding year.

(c) The values listed in this column represent the change in the present value of accumulated benefits from December 31 of the prior year to December 31 of the respective year calculated for all the pension plans in which the executive participates. The values are an actuarial estimate of the present value of the future cost of pension benefits for each of the NEOs and do not reflect a current cash cost to the company or, necessarily, the pension benefit that an executive would receive. Pension benefits for Ms. Novakovic, Ms. Kuryea and Mr. Aiken were frozen as of December 31, 2013. Pension benefits for Mr. Burns were frozen as of December 31, 2018. Pension benefits for Mr. Deep were frozen as of January 10, 2022. Negative changes in pension value were excluded from this column for the NEOs as follows:

	Negative change in pension value		
Name	2023 ($)	2024 ($)	2025 ($)
Ms. Novakovic	(9,803)	(188,977)	(891)
Ms. Kuryea	—	(32,806)	—
Mr. Aiken	—	(34,779)	—
Mr. Burns	(1,417)	(103,487)	(7,622)
Mr. Deep	—	(175,531)	—

(d) All Other Compensation for 2025 included the following items:

Name	Reimbursement of Taxes ($)[1]	Retirement Plan Contributions and Allocations ($)[2]	Term Life Insurance Payments ($)	Perquisites ($)[3]
Ms. Novakovic	2,805	55,000	35,914	603,784
Ms. Kuryea	3,401	40,000	9,416	25,694
Mr. Aiken	2,849	43,000	7,852	34,741
Mr. Burns	—	39,000	14,226	14,282
Mr. Deep	2,959	37,600	10,044	37,174

(1) Reflects amounts reimbursed for the payment of taxes associated with a company-provided dining room benefit. All employees at our corporate headquarters receive this dining room benefit and associated tax reimbursement.

(2) Represents amounts contributed by General Dynamics to the 401(k) Plan and allocations by General Dynamics to the Supplemental Savings Plan.

(3) Non-cash items (perquisites) provided to NEOs in 2025, which for one or more NEOs is in the aggregate equal to or greater than $10,000, were as follows: financial planning and tax preparation services, home security systems and, solely at the discretion of the chairman and CEO and President, personal use of company aircraft. Perquisites that exceeded the greater of $25,000 or 10% of the total amount of perquisites for a specific NEO were as follows: Ms. Novakovic — $323,274 related to personal travel on company aircraft, $27,340 related to personal automobile travel, and $221,507 related to security for Ms. Novakovic. The aggregate incremental cost to General Dynamics for Ms. Novakovic's personal travel aboard aircraft owned by the company (products of Gulfstream Aerospace), as required by the Board to help ensure Ms. Novakovic's security and accessibility, is calculated based on the following variable operating costs to the company: fuel costs, trip-related maintenance expenses, landing fees, trip-related hangar and parking fees, on-board catering expenses and crew expenses. No additional direct operating cost is incurred if a family member accompanies an executive on a flight.

Equity-Based Awards

Our long-term compensation for senior executives, including the NEOs, consists of equity awards in the form of restricted stock, PSUs and stock options. The following table provides information on the equity awards in 2025 for the NEOs. The table includes the grant date of each equity award, the number of shares of restricted stock, PSUs and stock options, the exercise price of the stock options, the closing price of our Common Stock on the NYSE on the date of grant, and the grant date fair value of the equity awards. We use the average of the high and low quoted stock price per share of the company's Common Stock on the NYSE on the date of the grant, not the closing price, to value the restricted stock and PSUs and set the exercise price for stock options.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2025

Name	Grant Date	Date of Compensation Committee Action	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[a]			Estimated Future Payouts Under Equity Incentive Plan Awards[b]			All Other Stock Awards: Number of Shares of Stock or Units[c]	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($)[d]	Closing Price on Date of Grant ($)	Grant Date Fair Value of Stock and Option Awards ($)[e]
			Threshold ($)	Target ($)	Maximum ($)	Threshold	Target	Maximum					
Ms. Novakovic			—	3,237,500	6,475,000								
	03/05/2025	03/04/2025				11,266	33,780	67,560	13,510	—	—		12,539,634
	03/05/2025	03/04/2025				—	—	—	—	84,160	257.55	262.96	5,220,445
Ms. Kuryea			—	1,179,000	2,358,000								
	03/05/2025	03/04/2025				3,237	9,705	19,410	3,885	—	—		3,603,560
	03/05/2025	03/04/2025				—	—	—	—	24,180	257.55	262.96	1,499,885
Mr. Aiken			—	1,375,000	2,750,000								
	03/05/2025	03/04/2025				3,885	11,650	23,300	4,660	—	—		4,324,830
	03/05/2025	03/04/2025				—	—	—	—	29,000	257.55	262.96	1,798,870
Mr. Burns			—	1,082,800	2,165,600								
	03/05/2025	03/04/2025				3,398	10,190	20,380	4,075	—	—		3,782,576
	03/05/2025	03/04/2025				—	—	—	—	25,400	257.55	262.96	1,575,562
Mr. Deep			—	1,351,800	2,703,600								
	03/05/2025	03/04/2025				2,913	8,735	17,470	3,495	—	—		3,242,952
	03/05/2025	03/04/2025				—	—	—	—	21,760	257.55	262.96	1,349,773

(a) These amounts represent cash awards that are possible under the company's annual incentive plan. The value earned can be found in the SCT in the Non-Equity Incentive Plan Compensation column.

(b) These amounts relate to PSUs granted in 2025. Each PSU represents the right to receive a share of Common Stock upon release of the PSU. The exact number of PSUs that may be earned is determined based upon a performance metric set by the Compensation Committee, which for 2025 grants is the company's ROIC over the three-year period from 2025-2027. Grants for each NEO are also subject to an rTSR modifier that can increase or decrease the PSU payout by as much as one-third. If the threshold ROIC is not met, no PSUs would be earned; if the threshold ROIC is met, and after taking into consideration the rTSR modifier, the number of PSUs that are earned may range from 33% to 200% of the PSUs originally awarded. Dividend equivalents accrue on PSUs during the performance period and are subject to the same vesting conditions based upon performance. For PSUs granted in 2025, the PSUs will be released to the participant following the three-year performance period, to the extent earned.

(c) These amounts relate to shares of restricted stock that cliff-vest three years after the grant date, subject to continuous service requirements.

(d) The exercise price for stock options is the average of the high and low quoted stock price per share of the company's Common Stock on the NYSE on the date of grant.

(e) For PSUs, the grant date fair value is calculated based upon the target payout amount, which is the probable outcome of the performance conditions as of the grant date.

Option Exercises and Stock Vested

The following table shows the stock options exercised by the NEOs and restricted stock released to them during 2025. As explained in the CD&A section, we require officers to retain shares of Common Stock issued to them as compensation, up to predetermined levels, based on their position with General Dynamics. Once an ownership level is attained, the officer must maintain that minimum ownership level until he or she no longer serves as an officer of General Dynamics. The amounts reported in the Value Realized on Exercise and the Value Realized on Vesting columns in the table below are before-tax amounts.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2025

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Ms. Novakovic	315,550	29,859,443	59,555	15,126,053
Ms. Kuryea	—	—	5,530	1,404,768
Mr. Aiken	41,255	3,163,535	17,865	4,537,435
Mr. Burns	76,420	9,276,056	15,877	4,032,514
Mr. Deep	—	—	4,257	1,081,392

Outstanding Equity Awards

The following table provides information on outstanding stock option and stock awards held by the NEOs as of December 31, 2025. The table shows the number of stock options that a NEO holds (both exercisable and unexercisable), the option exercise price and its expiration date. For stock awards, the table includes the number of shares of restricted stock and PSUs that are still subject to the restriction period or the performance period (i.e., have not vested). For restricted stock and PSUs, the market value is based on the price of the company's Common Stock on the NYSE on December 31, 2025.

OUTSTANDING EQUITY AWARDS AT 2025 FISCAL YEAR-END

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable[a]	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock or Units That Have Not Vested[b]	Market Value of Shares of Stock or Units That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[c]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ms. Novakovic					39,335	13,242,521	101,918	34,311,614
	—	84,160	257.55	03/04/2035				
	—	83,170	274.51	03/05/2034				
	48,965	48,965	227.58	03/07/2033				
	116,240	—	232.90	03/01/2032				
	151,150	—	168.56	03/02/2031				
	166,660	—	165.47	03/03/2030				

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable[a]	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock or Units That Have Not Vested[b]	Market Value of Shares of Stock or Units That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[c]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ms. Kuryea					9,930	3,343,034	21,377	7,196,698
	—	24,180	257.55	03/04/2035				
	—	22,840	274.51	03/05/2034				
	12,910	12,910	227.58	03/07/2033				
	31,860	—	232.90	03/01/2032				
	42,360	—	168.56	03/02/2031				
	47,370	—	165.47	03/03/2030				
	28,300	—	223.93	03/06/2028				
Mr. Aiken					14,305	4,815,921	37,091	12,486,973
	—	29,000	257.55	03/04/2035				
	—	29,790	274.51	03/05/2034				
	18,955	18,955	227.58	03/07/2033				
	34,870	—	232.90	03/01/2032				
	44,830	—	168.56	03/02/2031				
	48,310	—	165.47	03/03/2030				
	20,460	—	167.61	03/05/2029				
	29,290	—	223.93	03/06/2028				
	16,375	—	191.71	02/28/2027				
Mr. Burns					11,855	3,991,104	30,721	10,342,393
	—	25,400	257.55	03/04/2035				
	—	24,590	274.51	03/05/2034				
	15,005	15,005	227.58	03/07/2033				
	31,010	—	232.90	03/01/2032				
	36,480	—	168.56	03/02/2031				
	36,230	—	165.47	03/03/2030				
Mr. Deep					8,815	2,967,658	18,621	6,268,784
	—	21,760	257.55	03/04/2035				
	—	18,370	274.51	03/05/2034				
	12,575	12,575	227.58	03/07/2033				
	24,530	—	232.90	03/01/2032				
	30,750	—	168.56	03/02/2031				
	25,070	—	165.47	03/03/2030				
	8,530	—	167.61	03/05/2029				
	5,900	—	223.93	03/06/2028				
	6,090	—	191.71	02/28/2027				

(a)   The dates on which unexercised options that were unexercisable as of December 31, 2025, subsequently became or will become exercisable is as follows:

Name	Number of Options	Exercise Price ($)	Dates Exercisable	Number of Shares That Will Become or Subsequently Became Exercisable
Ms. Novakovic	84,160	257.55	March 5, 2027	42,080
			March 5, 2028	42,080
	83,170	274.51	March 6, 2026	41,585
			March 6, 2027	41,585
	48,965	227.58	March 8, 2026	48,965
Ms. Kuryea	24,180	257.55	March 5, 2027	12,090
			March 5, 2028	12,090
	22,840	274.51	March 6, 2026	11,420
			March 6, 2027	11,420
	12,910	227.58	March 8, 2026	12,910
Mr. Aiken	29,000	257.55	March 5, 2027	14,500
			March 5, 2028	14,500
	29,790	274.51	March 6, 2026	14,895
			March 6, 2027	14,895
	18,955	227.58	March 8, 2026	18,955
Mr. Burns	25,400	257.55	March 5, 2027	12,700
			March 5, 2028	12,700
	24,590	274.51	March 6, 2026	12,295
			March 6, 2027	12,295
	15,005	227.58	March 8, 2026	15,005
Mr. Deep	21,760	257.55	March 5, 2027	10,880
			March 5, 2028	10,880
	18,370	274.51	March 6, 2026	9,185
			March 6, 2027	9,185
	12,575	227.58	March 8, 2026	12,575

(b) Shares released to participants on the first day on which the NYSE is open for business after the third anniversary of the day of grant. The dates on which restricted shares or units that had not vested as of December 31, 2025, subsequently were or will be released are as follows:

Name	Number of Restricted Shares or Units	Dates of Release	Number of Shares or Units Released or to be Released	Market Value of Shares or Units Released ($)
Ms. Novakovic	39,335	March 9, 2026	13,620	13,242,521
		March 8, 2027	12,205	
		March 6, 2028	13,510	
Ms. Kuryea	9,930	March 9, 2026	2,695	3,343,034
		March 8, 2027	3,350	
		March 6, 2028	3,885	
Mr. Aiken	14,305	March 9, 2026	5,275	4,815,921
		March 8, 2027	4,370	
		March 6, 2028	4,660	
Mr. Burns	11,855	March 9, 2026	4,175	3,991,104
		March 8, 2027	3,605	
		March 6, 2028	4,075	
Mr. Deep	8,815	March 9, 2026	2,625	2,967,658
		March 8, 2027	2,695	
		March 6, 2028	3,495	

(c) Represents PSUs that released in the first quarter of 2026 or, subject to satisfaction of the performance condition and Compensation Committee determination, may release during the first quarter of 2027 or 2028. The number of PSUs released or that may release are as follows:

Name	Number of PSUs Released March 5, 2026	Number of PSUs That May Release in First Quarter 2027	Number of PSUs That May Release in First Quarter 2028
Ms. Novakovic	46,342	63,171	68,556
Ms. Kuryea	3,208	17,351	19,696
Mr. Aiken	17,935	22,631	23,644
Mr. Burns	14,200	18,666	20,681
Mr. Deep	3,125	13,955	17,728

Company-Sponsored Retirement Plans

General Dynamics offers retirement programs through a combination of qualified and nonqualified ERISA plans. The NEOs participate in each of the retirement programs indicated next to their names in the table below.

The table shows the actuarial present value as of December 31, 2025, of the pension benefits earned for each NEO over the course of the officer's career. A description of the material terms and conditions of each of these plans and agreements follows the table. Pension benefits have been frozen for each NEO for the plans listed below.

PENSION BENEFITS FOR FISCAL YEAR 2025

Name	Plan Name	Number of Years Credited Service[a]	Present Value of Accumulated Benefit ($)[b]	Payments During Last Fiscal Year
Ms. Novakovic	Salaried Retirement Plan	13	392,198	None
	Supplemental Retirement Plan	13	1,987,933	
Ms. Kuryea	Salaried Retirement Plan	13	328,027	None
	Supplemental Retirement Plan	13	288,418	
Mr. Aiken	Salaried Retirement Plan	11	203,398	None
	Supplemental Retirement Plan	11	212,217	
Mr. Burns	Gulfstream Aerospace Corporation Pension Plan	35	1,143,779	None
Mr. Deep	Canadian Salaried Plan	19	754,235	None
	Canadian Excess Plan	19	767,870	
	Canadian Supplemental Executive Retirement Plan	19	1,625,290	

(a)   Each NEO's total service and credited service is as set forth below:

Name	Total Service (Years)	Credited Service (Years)
Ms. Novakovic	25	13
Ms. Kuryea	26	13
Mr. Aiken	24	11
Mr. Burns	42	35
Mr. Deep	23	19

(b)   The Present Value of Accumulated Benefit under each plan has been calculated as of December 31, 2025, using the company's ASC Topic 715, *Compensation — Retirement Benefits,* assumptions as of year-end 2025. For a discussion of this calculation, see Note S to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on January 30, 2026.

Salaried Retirement Plan

The Salaried Plan is a funded, tax-qualified, noncontributory defined-benefit pension plan that provides benefits as a life annuity to retired participants. A participant's benefit under the Salaried Plan increases with each year of service. Participants who leave before they are eligible for early retirement are paid a substantially reduced amount. Ms. Novakovic, Ms. Kuryea, and Mr. Aiken participate in the Salaried Plan.

Earnings used to calculate pension benefits (pensionable earnings) include only a participant's base salary and annual incentive and exclude all other items of income, including equity awards. Under the Internal Revenue Code, the Salaried Plan does not take into account any earnings over a predetermined compensation limit, which was $350,000 for 2025, and does not pay annual benefits beyond a predetermined benefit limit, which was $280,000 for 2025.

Benefits under the Salaried Plan were frozen as of December 31, 2013, for employees at our corporate headquarters, including the participating NEOs. The Salaried Plan pays a monthly benefit equal to the product of (1) the benefit percentage times (2) the final average monthly pay times (3) the years of credited service. For credited service earned prior to January 1, 2007, the benefit percentage equals 1.333%. For credited service earned on or after January 1, 2007, the benefit percentage equals 1.0%. Final average monthly pay is equal to the average of the participant's highest 60 consecutive months of pensionable earnings out of the participant's last 120 months of employment. For credited service earned prior to January 1, 2007, the final average monthly pay used in the benefit calculation froze as of December 31, 2010. The normal retirement age under the Salaried Plan is age 65. The Salaried Plan benefit is calculated as a single-life monthly annuity beginning at age 65 and has multiple actuarially equivalent payment forms from which participants can choose to take their benefit. A cash lump sum is only available if a participant's accrued benefit is less than $5,000. None of the eligible NEOs other than Ms. Novakovic had reached the normal retirement age as of December 31, 2025.

A participant with at least 10 years of service qualifies for early retirement at age 55. Ms. Kuryea has qualified for early retirement. A participant who is eligible for early retirement is entitled to receive the following:

1) For benefits based on credited service earned prior to January 1, 2007, if a participant retires between age 55 and 62, his or her age 65 benefit is reduced by 2.5% for each full year that he or she retires prior to age 62. If the participant retires between age 62 and 65, he or she will receive 100% of his or her age 65 benefit.

2) For benefits based on credited service earned on or after January 1, 2007, a participant who is eligible for early retirement and subsequently retires between age 55 and 65 will have his or her age 65 benefit reduced by 4.8% for each full year that he or she retires prior to age 65.

Canadian Salaried Plan

The Canadian Salaried Plan is a funded, tax-qualified, contributory defined-benefit pension plan that provides benefits as a life annuity to retired participants. A participant's benefit under the Canadian Salaried Plan increases with each year of service. Participants who leave before they are eligible for early retirement are paid a substantially reduced amount. Mr. Deep participates in the Canadian Salaried Plan.

Earnings used to calculate pension benefits (pensionable earnings) include only a participant's base salary and exclude all other items of income, including annual incentive and equity awards. Under the Canadian Income Tax Act, the Canadian Salaried Plan does not pay annual benefits beyond a predetermined limit, which was $3,757 times the years of credited service for 2025.

Mr. Deep's pensionable earnings and years of credited service under the Canadian Salaried Plan were frozen as of January 10, 2022. The Canadian Salaried Plan pays a monthly benefit equal to the product of (1) 1.0% of final average monthly pay, plus 0.75% of that portion of the final average monthly pay that exceeds the final average Canadian social security wage base, times (2) the years of credited service. Final average monthly pay is equal to the average of the participant's highest 36 consecutive months of pensionable earnings out of the participant's last 120 months of employment. The Canadian Salaried Plan also pays a monthly wrap-around benefit in respect of credited service in a prior plan.

The Canadian Salaried Plan benefit is calculated as a single-life monthly annuity beginning at age 65 and has multiple actuarially equivalent payment forms from which participants can choose to take their benefit. Mr. Deep had not reached the normal retirement age as of December 31, 2025.

A participant with at least two years of service qualifies for early retirement at age 55. Mr. Deep has qualified for early retirement. If a participant retires between age 55 and 60 with 10 years of credited service, his or her age 65 benefit is reduced by a factor based on a table described in the Canadian Salaried Plan document for each full year that he or she retires prior to age 60. If the participant retires between age 60 and 65 with 10 years of credited service, he or she will receive 100% of his or her age 65 benefit. The participant will also receive a supplementary benefit payable from early retirement to age 65.

Supplemental Retirement Plan

The Supplemental Retirement Plan is a nonqualified defined-benefit plan that provides retirement benefits to eligible employees whose salaries exceed the Internal Revenue Code compensation limit or whose annual benefits would exceed the Internal Revenue Code benefit limit. Ms. Novakovic, Ms. Kuryea, and Mr. Aiken participate in the Supplemental Retirement Plan.

Benefits under the Supplemental Retirement Plan were frozen as of December 31, 2013, for employees at our corporate headquarters, including the NEOs who participate in the plan. The Supplemental Retirement Plan provides benefits equal to the difference between (1) the amount that would have been provided under the Salaried Retirement Plan if the annual compensation limit and annual benefit limit did not apply, and (2) the benefit actually paid under the Salaried Retirement Plan. A participant's pensionable earnings and forms of payment are the same under the Supplemental Retirement Plan as the Salaried Retirement Plan.

Canadian Supplemental Executive Retirement Plan (CSERP) and Excess Plan

The CSERP is a nonqualified defined-benefit plan that provides retirement benefits to designated executives. Mr. Deep participates in the CSERP. Mr. Deep's benefits under the CSERP were frozen as of January 10, 2022. The CSERP provides benefits equal to the difference between (1) the product of (a) 1.0% of final average monthly pay, plus 0.75% of that portion of the final average monthly pay that exceeds the final average Canadian social security wage base, times (b) the years of credited service, and (2) the benefit actually paid under the Canadian Salaried Plan and Excess Plan. A participant's final average monthly pay under the CSERP is equal to the average of the participant's highest three completed calendar years of pensionable earnings out of the participant's last 120 months of employment. A participant's pensionable earnings under the CSERP includes base salary and 85% of annual incentive. A participant's forms of payment are the same under the CSERP as the Canadian Salaried Plan.

The Excess Plan is a nonqualified defined-benefit plan that provides retirement benefits to eligible employees whose annual benefits would exceed the Canadian Income Tax Act benefit limit. Mr. Deep participates in the Excess Plan. Mr. Deep's pensionable earnings and years of credited service under the Excess Plan were frozen as of January 10, 2022. The Excess Plan provides benefits equal to the difference between (1) the amount that would have been provided under the Canadian Salaried Plan if the annual benefit limit did not apply, and (2) the benefit actually paid under the Canadian Salaried Plan. A participant's pensionable earnings and forms of payment are the same under the Excess Plan as the Canadian Salaried Plan.

Gulfstream Aerospace Corporation Pension Plan

The GAC Plan is a tax-qualified defined-benefit pension plan that provides benefits as a life annuity to retired participants. A participant's benefit under the GAC Plan increases with each year of service. Participants who leave before they are eligible for early retirement are paid a substantially reduced amount. Mr. Burns participates in the GAC Plan.

Earnings used to calculate pension benefits (pensionable earnings) include only a participant's base salary and cash bonus and exclude all other items of income, including equity awards. Under the Internal Revenue Code, the GAC Plan does not take into account any earnings over a predetermined compensation limit and does not pay annual benefits beyond a predetermined benefit limit.

Benefits under the GAC Plan were frozen as of December 31, 2018, for Mr. Burns. For service prior to January 1, 2004, Mr. Burns has a frozen pension accrued benefit under the GAC Plan that totals approximately $3,400 payable monthly as a single-life annuity. Upon his retirement, this amount will increase with cost-of-living adjustments up to a maximum of 3% annually. Effective January 1, 2004, the GAC Plan was amended to provide benefits for each month of credited service earned after December 31, 2003, based on 1.125% of the final average monthly pay at or below the monthly integration level plus 1.25% of the excess above the integration level. The portion of Mr. Burns' benefit earned after December 31, 2003, is payable monthly as a life annuity and is not subject to cost-of-living adjustments. The normal retirement age under the GAC Plan is age 65. The GAC Plan benefit is calculated as a single-life monthly annuity beginning at age 65 and has multiple actuarially equivalent payment forms from which participants can choose to take their benefit. A cash lump sum is only available if a participant's present value of accrued benefit is less than $5,000. Mr. Burns reached the normal retirement age as of December 31, 2025.

Nonqualified Defined-Contribution Deferred Compensation

As part of our overall retirement program, the NEOs and other key employees are eligible to participate in a nonqualified defined-contribution deferred compensation plan. The following table illustrates the amounts due to each executive as of December 31, 2025. In addition, the table shows contributions made by both the NEOs and General Dynamics in 2025 along with the earnings on each executive's total account.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2025

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)[a]	Aggregate Earnings in Last Fiscal Year ($)[b]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)[c]
Ms. Novakovic	170,000	34,000	380,978	—	4,427,356
Ms. Kuryea	57,000	19,000	94,725	—	832,887
Mr. Aiken	22,000	22,000	95,632	—	757,208
Mr. Burns	90,000	18,000	262,759	—	1,582,520
Mr. Deep	24,900	16,600	26,843	—	137,669

(a) The registrant contributions are included in the All Other Compensation column of the SCT.

(b) No amounts shown in the Aggregate Earnings in Last Fiscal Year column are reported as compensation in the SCT. Amount is net of administrative fees paid to a third party administrator.

(c) Certain amounts in the Aggregate Balance at Last Fiscal Year End column were previously reported in the SCT in the Salary column (in the case of executive contributions) or in the All Other Compensation column (in the case of registrant contributions) for the NEOs. The amounts previously reported as executive and registrant contributions were as follows:

Name	Amount Previously Reported	
	Executive Contributions ($)	Registrant Contributions ($)
Ms. Novakovic	1,950,000	424,450
Ms. Kuryea	44,100	14,700
Mr. Aiken	172,800	172,800
Mr. Burns	455,144	91,029
Mr. Deep	19,650	13,100

General Dynamics Corporation Supplemental Savings Plan

The Supplemental Savings Plan is a nonqualified defined-contribution plan that provides key employees, including the NEOs, the opportunity to defer a portion of their salary without regard to the limitations imposed by the Internal Revenue Code on the 401(k) Plan and receive employer matching contributions on a portion of the contributions.

Effective January 1, 2014, for those who elect to participate in the Supplemental Savings Plan, a participant may contribute between 1% and 10% of the participant's base salary to the plan. The company will match the participant's contributions for the first 2% of the participant's base salary on a dollar-for-dollar basis. Investment performance mirrors the performance of the funds that are available to participants under the 401(k) Plan.

Supplemental Savings Plan participants, including the NEOs, do not receive any earnings on their Supplemental Savings Plan accounts that are not otherwise paid to all other 401(k) Plan participants with a balance in the same investment fund. Participants receive lump-sum payments six months after their separation from service for balances (including earnings) accumulated on or after January 1, 2005. For balances accumulated prior to January 1, 2005, payment is made as soon as possible after separation, and participants will receive a lump-sum payment unless they have previously elected to receive a deferred lump-sum payment or annual installment payments.

Potential Payments Upon Termination or Change in Control

The following are estimated payments and benefits that would be provided to the NEOs in the event of termination of the executive's employment assuming a termination date of December 31, 2025.

We have calculated these amounts for different termination scenarios based on our existing benefit plans and the General Dynamics Corporation equity compensation plan currently in effect (the Equity Compensation Plan). The actual amounts of the payments and costs of the benefits, however, can only be determined at the time of an executive's separation from General Dynamics and, depending on the payment or benefit, may extend over several years.

For each termination and change-in-control scenario discussed below, the NEO would also be entitled to:

1) The pension benefits described in the Pension Benefits for Fiscal Year 2025 table, for those NEOs who are eligible to receive benefits; and

2) The amounts listed in the Nonqualified Deferred Compensation for Fiscal Year 2025 table.

The estimated totals presented in the table on the next page do not include these pension benefit and nonqualified deferred compensation amounts, nor do the totals include items that are provided to all employees, such as payment for accrued vacation.

Change-in-Control Agreements — Double-Trigger

For a change-in-control situation, we have change-in-control agreements with key employees, including each of the NEOs. We have estimated the payments and benefits the NEOs could receive under our existing benefit plans, change-in-control agreements and the equity compensation plans. Our calculations assume the executive was terminated on December 31, 2025, and that this date was within 24 months following a change in control, thereby satisfying the "double-trigger" requirement under the change-in-control agreements. The actual amounts of the payments and costs of the benefits, however, can only be determined at the time of an executive's separation from General Dynamics, and depending on the payment or benefit, may extend over several years. As discussed in the CD&A section titled Other Considerations — Change-in-Control Agreements, the change-in-control agreements contain a "double-trigger" mechanism that is triggered only under certain circumstances. Our agreements do not provide for excise tax gross-ups. Rather, the agreements provide that, in the event change-in-control benefits would trigger an excise tax under Internal Revenue Code Section 280G and Internal Revenue Code Section 4999, then the value of the benefits will be either (1) delivered in full or (2) subject to a cutback, whichever provides the executive officer the greatest benefit on an after-tax basis (with the excise tax being the responsibility of the executive to pay).

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Scenario and Payment Type	Ms. Novakovic ($)	Ms. Kuryea ($)	Mr. Aiken ($)	Mr. Burns ($)	Mr. Deep ($)
Termination For Cause or Voluntary Resignation					
Retiree Life Insurance Benefit[a]	445,186	212,408	—	—	—
Retiree Medical and Dental Benefit[b]	—	38,784	—	—	—
Stock Options	—	—	—	—	—
Restricted Stock	—	—	—	—	—
PSUs	—	—	—	—	—
Total	445,186	251,192	—	—	—
Termination without Cause or Retirement[c]					
Retiree Life Insurance Benefit[a]	445,186	212,408	—	—	—
Retiree Medical and Dental Benefit[b]	—	38,784	—	—	—
Stock Options[f][h]	17,168,015	4,740,609	—	5,174,408	4,234,810
Restricted Stock[g][h]	13,242,521	3,343,034	—	3,991,104	2,967,658
PSUs[e][h]	10,934,043	3,051,823	—	3,254,492	2,560,299
Total	41,789,765	11,386,658	—	12,420,004	9,762,767
*** For the following scenarios, the benefits shown in the tables below are in addition to the amounts shown in the Termination without Cause or Retirement scenario shown above.**					
***Death[c]**					
Life Insurance Benefit	3,500,000	2,000,000	2,200,000	2,000,000	2,129,000
Stock Options[d]	—	—	6,213,250	—	—
Restricted Stock[d]	—	—	4,815,921	—	—
PSUs[d][e]	—	—	3,865,530	—	—
Total	3,500,000	2,000,000	17,094,701	2,000,000	2,129,000
***Disability[c]**					
Retiree Life Insurance Benefit[a]	—	—	—	—	—
Retiree Medical and Dental Benefit[b]	—	—	—	—	—
Stock Options[d]	—	—	6,213,250	—	—
Restricted Stock[d]	—	—	4,815,921	—	—
PSUs[d][e]	—	—	3,865,530	—	—
Total	—	—	14,894,701	—	—
Change in Control, with Qualifying Termination					
Annual Incentive[i]	3,919,667	1,175,000	1,585,667	1,220,667	996,000
Severance[j]	16,952,304	6,503,250	8,030,144	4,441,334	6,160,895
Life and retiree life, medical and retiree medical, dental and retiree dental and long-term disability benefits[k]	86,890	54,892	417,971	47,114	102,734
Outplacement Services[l]	10,000	10,000	10,000	10,000	10,000
Financial Counseling and Tax Planning Services[m]	30,000	30,000	30,000	20,000	30,000
Supplemental Retirement Benefit[n]	151,431	98,001	118,211	72,397	93,572
Stock Options[o]	—	—	6,213,250	—	—
Restricted Stock[o]	—	—	4,815,921	—	—
PSUs[o]	11,239,394	3,184,130	7,788,966	3,368,283	2,772,395
Total	32,389,686	11,055,273	29,010,130	9,179,795	10,165,596

(a)   Assumes the executive elects the maximum of two-times-pay coverage at retirement. The estimated cost is calculated using the assumptions made for financial reporting purposes for valuing post-retirement life insurance at December 31, 2025. The life insurance benefit is further described under the CD&A section titled Other Retiree Benefits.

(b)   The estimated cost for this coverage is based on the difference between the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (COBRA) rate that the executive would pay and the higher expense we must recognize for financial reporting purposes. We provide retiree medical and dental coverage from age 55 until an executive reaches age 65. Ms. Novakovic, Mr. Aiken, and Mr. Burns are not eligible for retiree medical and dental coverage at December 31, 2025 because they do not meet the age requirement. Mr. Deep is not eligible because he is not a participant in the U.S. pension plans.

(c)   In situations where an executive has completed a full calendar year of service to the company, for certain termination scenarios not involving a change in control, the executive may remain eligible for an annual incentive for performance during the year, though whether a bonus is paid in the future, and the amount, if any, would be subject to Compensation Committee approval. No future annual incentive payment is guaranteed, and the amount of any annual incentive would be determined as described in the CD&A section. The NEO may also be eligible for $2 million of proceeds under AD&D insurance, depending upon the circumstances.

(d)   Upon death or total and permanent disability the remaining unvested portion of the option grant will become fully vested and exercisable in accordance with the terms of the original grant agreement. PSUs granted would be evaluated for achievement relative to goals and if earned, a pro rata amount (determined as set forth in the respective award agreements) will vest and be released within two and one-half months following the original vesting date. The restricted stock held by the executive vest immediately and would be released at the time of permanent disability or death and transferred to the estate as applicable. The value of the unvested options reflected in the table represents the difference between the closing share price of $336.66 on December 31, 2025, and the option grant price, multiplied by the number of retained unvested options. The value of the restricted stock represents the number of restricted shares held on December 31, 2025, multiplied by the closing share price of $336.66 on December 31, 2025.

(e)   The value of the prorated PSUs represents the number of earned units as of December 31, 2025, assuming target performance, multiplied by the closing share price of $336.66 on December 31, 2025.

(f)   The value of the unvested options reflected in the table represents the difference between the closing share price of $336.66 on December 31, 2025, and the option grant price, multiplied by the number of retained unvested options.

(g)   The value of the restricted stock represents the number of restricted shares held on December 31, 2025, multiplied by the closing share price of $336.66 on December 31, 2025.

(h)   Under the terms of the Equity Compensation Plan, most participants qualify for retirement treatment after reaching age 55 with at least five years of continuous service with the company. For participants who are elected officers of the company and who have reached age 55, the plan provides for retirement treatment with the consent of the company's chief executive officer or, in the case of the chief executive officer, the Compensation Committee. For purposes of this Proxy Statement, we assume that any required consents for retirement treatment have been obtained. Since Ms. Novakovic, Ms. Kuryea, and Messrs. Burns and Deep are eligible to retire, the unvested stock option awards granted will continue to vest. The restricted stock awards would be released immediately. The PSUs would be prorated (as set forth in the respective award agreements) and will be released within two and one-half months following their respective scheduled vesting dates, if earned based on the applicable performance goals. For any executive that retires within nine months of the grant date, the awards would forfeit.

(i)   Any annual incentive amount paid in a change-in-control situation would be determined in accordance with the terms of the applicable change-in-control agreement. Since we assume that a change in control and triggering event had occurred on December 31, 2025, the change-in-control scenarios identify the March 2025 annual incentive amounts (or the average of the 2023, 2024 and 2025 annual incentive amounts, if higher).

(j)   Calculated in accordance with the applicable change-in-control agreement. For the NEOs other than Mr. Burns, this amount equals 2.99 times their annual salary and annual incentive. For Mr. Burns, the multiple is 2.00 times.

(k)   Represents an additional 36 months of life, medical, dental and long-term disability benefits for the NEOs other than Mr. Burns and the costs of retiree benefits. These costs reflect an amount equal to 3.00 times the 2025 annual employer premiums for these benefits. For Mr. Burns, the amount represents an additional 24 months and the costs reflect an amount equal to 2.00 times the 2025 annual employer premiums for these benefits. The costs of retiree benefits for Ms. Novakovic and Ms. Kuryea are reduced in this scenario because the 36 months of continued active coverage described defers the commencement date of this coverage. Ms. Novakovic is not eligible for retiree medical and dental benefits; therefore, the amount includes the retiree life benefit only.

(l)   Represents the estimated outplacement services costs, obtained from an outplacement vendor, for 12 months for a senior executive.

(m)   Represents financial counseling and tax planning services for 36 months (for NEOs other than Mr. Burns) or 24 months (for Mr. Burns) following the termination date, at a total cost not to exceed $10,000 per year for each NEO.

(n)   Represents a supplemental retirement benefit payable in cash equal to an additional 36 months (24 months for Mr. Burns) of company contributions to each defined-contribution plan in which the executive participates.

(o)   Our Equity Compensation Plan and the applicable award agreements contain a "double-trigger" mechanism for all participants, including the NEOs. This mechanism provides that if, within two years following a change in control, a participant's employment is terminated by the company for any reason other than for Cause (as defined in the plan) or by the executive for Good Reason (as defined in the plan), then all outstanding awards that have not vested will immediately vest and become exercisable and all restrictions on awards will immediately lapse.

Pay Ratio Results

The chief executive officer pay ratio figures below are a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Exchange Act.

There have been no changes in our employee population or employee compensation arrangements in 2025 that we reasonably believe would result in a significant change in our pay ratio disclosure. Therefore, we have based our pay ratio calculation for 2025 using compensation for the same median employee identified for 2024, which median employee was identified under the process described in our 2024 pay ratio calculation.

Total 2025 annual compensation for the median employee was valued at $107,485 and total annual compensation for the CEO was valued at $25,924,082, resulting in a ratio of median employee total annual compensation to CEO total annual compensation of 241:1. Total annual compensation for the median employee and the CEO is calculated according to the disclosure requirements of the SCT and includes base salary, annual incentive, equity awards, change in pension values and other compensation such as perquisites and company-paid healthcare benefits.

Pay Versus Performance

The "Compensation Actually Paid" values shown below do not reflect the compensation actually paid to the CEO or the NEOs. **As such, the Compensation Committee did not consider the information provided in the table in structuring or determining compensation for our NEOs. For a complete discussion of the company's executive compensation program and the Committee's philosophy and approach, please refer to the CD&A section of this Proxy Statement (beginning on page 41).**

The table intends to compare "Pay Versus Performance" and prescribes a method to calculate "Compensation Actually Paid" (CAP). While the table shows SCT compensation and CAP values side by side, they are not comparable.

Together with the salary and annual incentive, the SCT values include the accounting fair value of equity awards granted in the year shown (at the time the grant was made), whereas CAP values include a revaluation of the current grant at year-end, plus the year-over-year change in the fair value of multiple years of historical equity grants. Because CAP includes multiple years of grants, the calculation of CAP each year is heavily impacted by the change in the stock price and therefore, may be higher or lower than the SCT compensation values.

The actual value of an equity award realized by an executive depends on several factors measured over multiple years, including the stock price, the financial performance of the company, the rTSR performance of the company as compared to a peer group, timing of stock option exercises and other factors.

| | | | | | Value of Initial Fixed $100 Investment Based on | | | |
Year	Summary Compensation Table Total for PEO ($)[a]	Compensation Actually Paid to PEO ($)[a][b][c]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[a]	Average Compensation Actually Paid to Non-PEO NEOs ($)[a][b][c]	GD Total Shareholder Return ($)	S&P Total Aerospace & Defense Shareholder Return ($)[d]	Net Earnings ($M)	Annual ROIC[e]
2025	25,924,082	51,230,765	8,680,154	15,742,758	253	230	4,210	14.2%
2024	23,794,702	25,948,804	7,130,795	7,525,174	194	162	3,782	13.2%
2023	22,582,776	31,647,903	7,204,864	9,619,890	187	142	3,315	12.3%
2022	21,478,167	48,651,910	6,221,750	12,842,568	175	133	3,390	12.6%
2021	23,553,861	42,557,364	6,501,277	11,102,219	144	113	3,257	11.9%

(a)   For each year represented, Ms. Phebe N. Novakovic was our principal executive officer (PEO). The individuals comprising the Non-PEO NEOs for each year presented are listed below.

2021	2022	2023	2024	2025
Jason W. Aiken	Jason W. Aiken	Jason W. Aiken	Jason W. Aiken	Jason W. Aiken
Mark L. Burns	Mark L. Burns	Mark L. Burns	Mark L. Burns	Mark L. Burns
Robert E. Smith	Robert E. Smith	Robert E. Smith	Robert E. Smith	Kimberly A. Kuryea
Mark C. Roualet	Mark C. Roualet	Mark C. Roualet	Kimberly A. Kuryea	Danny Deep
			Danny Deep	

(b)   Amounts shown for CAP are computed in accordance with Item 402(v) of Regulation S-K under the Exchange Act and do not reflect the actual amount of compensation earned by or paid to the NEOs during the applicable year. These amounts reflect total compensation as reported in the SCT with certain adjustments as required by Item 402(v) of Regulation S-K and described in footnote (c) below.

(c)   CAP reflects the exclusions and inclusions of equity awards for the PEO and the other NEOs as set forth below and calculated in accordance with FASB ASC Topic 718, *Compensation — Stock Compensation*. The valuation methodologies and assumptions, with certain modifications pursuant to SEC guidance, used to calculate CAP are based on our grant date fair value of these awards as disclosed in the company's consolidated audited financial statements filed with the SEC on Form 10-K for the years reflected in the table below. The amounts shown for 2024 for the PEOs' CAP and the non-PEO NEOs' CAP have been corrected to subtract $7,455,538 and $2,053,073, respectively.

SCT Total to Compensation Actually Paid Reconciliation for the PEO and non-PEO NEOs:

Calculation[1] of Compensation Actually Paid	Calculation for PEO		Calculation for Average of Non-PEO NEOs	
	Year 2024 ($)	Year 2025 ($)	Year 2024 ($)	Year 2025 ($)
Summary Compensation Table Total	23,794,702	25,924,082	7,130,795	8,680,154
Less aggregate change in actuarial present value of pension benefits	0	0	0	0
Less grant date fair value of stock and option awards	(17,752,248)	(17,760,079)	(4,927,971)	(5,294,502)
Add year-end fair value of awards granted during the fiscal year that are outstanding and unvested as of the end of the fiscal year	16,252,006	27,425,701	4,511,493	8,175,816
Add change in fair value (whether positive or negative) as of vesting date of awards granted in prior fiscal years for which all applicable vesting conditions were satisfied at fiscal year-end or during the fiscal year	2,791,083	(1,282,311)	624,107	(282,340)
Add change in fair value (whether positive or negative) as of fiscal year-end for unvested and outstanding awards granted in prior fiscal years	640,687	16,691,403	130,062	4,398,635
Add dividends paid on unvested equity awards during the fiscal year	222,574	231,969	56,688	64,995
Compensation Actually Paid	**25,948,804**	**51,230,765**	**7,525,174**	**15,742,758**

(1) For the PEO and other NEOs, for each covered year, service cost and prior service cost of pension benefits equals $0, fair value of awards that are granted and vest in the same covered fiscal year equals $0, and fair value of awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the covered fiscal year equals $0.

(d) TSR shown in this table utilizes the S&P 500 Aerospace & Defense (A&D) Index, which we use in our stock performance graph required by Item 201(e) of Regulation S-K included in the company's consolidated audited financial statements filed with the SEC on Form 10-K for the years reflected in the table above. The comparison assumes $100 was invested for the period starting December 31, 2020, through December 31 of the applicable fiscal year in each of the company's Common Stock and the S&P A&D Index. All dollar values assume reinvestment of the pre-tax value of dividends paid by companies included in the S&P A&D Index. The historical stock price performance of our Common Stock shown is not necessarily indicative of future stock price performance.

(e) Pursuant to Item 402(v) of Regulation S-K, we determined annual ROIC to be the most important financial performance measure used to link company performance to CAP to our PEO and other NEOs in 2025. See Appendix A for a discussion of this non-GAAP measure.

2025 Tabular List of Most Important Financial and Non-Financial Performance Measures

The following table presents the financial and non-financial performance measures that the company considers to have been the most important in linking CAP to our PEO and other NEOs in 2025 as set forth in the table above to company performance. The measures in this table are not ranked.

Most Important Performance Measures
Diluted EPS
Free Cash Flow
Operating Margin
Return on Invested Capital (ROIC)
Total Shareholder Return

Pay Versus Performance Relationship Descriptions

The following charts set forth the relationship between CAP to our PEO, the average of CAP to our other NEOs, and the company's cumulative TSR, S&P A&D Index TSR, net earnings, and ROIC over the five-year period from 2021 through 2025, each as set forth in the table above.

PEO Compensation Actually Paid ($M) Versus TSR


$100
$100
$42.6
$144
$113
$48.7
$175
$133
$31.6
$187
$142
$25.9
$194
$162
$51.2
$253
$230
2020
2021
2022
2023
2024
2025
Fiscal Year
Phebe N. Novakovic Compensation Actually Paid
General Dynamics Corporation TSR
S&P 500 Aerospace & Defense Index TSR

Average Non-PEO NEO Compensation Actually Paid ($M) Versus TSR


$100
$100
$11.1
$144
$113
$12.8
$175
$133
$9.6
$187
$142
$7.5
$194
$162
$15.7
$253
$230
2020
2021
2022
2023
2024
2025
Fiscal Year
Average Non-PEO NEO Compensation Actually Paid
General Dynamics Corporation TSR
S&P 500 Aerospace & Defense Index TSR

PEO Compensation Actually Paid ($M) Versus Net Earnings ($M)


$3,257
$3,390
$3,315
$3,782
$4,210
$42.6
$48.7
$31.6
$25.9
$51.2
2021
2022
2023
2024
2025
Fiscal Year
Phebe N. Novakovic Compensation Actually Paid
General Dynamics Corporation Net Income

Average Non-PEO NEO Compensation Actually Paid ($M) Versus Net Earnings ($M)


$3,257
$3,390
$3,315
$3,782
$4,210
$11.1
$12.8
$9.6
$7.5
$15.7
2021
2022
2023
2024
2025
Fiscal Year
Average Non-PEO NEO Compensation Actually Paid
General Dynamics Corporation Net Income

PEO Compensation Actually Paid ($M) Versus ROIC


11.9%
12.6%
12.3%
13.2%
14.2%
$42.6
$48.7
$31.6
$25.9
$51.2
2021
2022
2023
2024
2025
Fiscal Year
Phebe N. Novakovic Compensation Actually Paid
ROIC

Average Non-PEO NEO Compensation Actually Paid ($M) Versus ROIC


11.9%
12.6%
12.3%
13.2%
14.2%
$11.1
$12.8
$9.6
$7.5
$15.7
2021
2022
2023
2024
2025
Fiscal Year
Average Non-PEO NEO Compensation Actually Paid
ROIC

Compensation Committee Report

The following Compensation Committee Report will not be deemed "soliciting material" or "filed" with the SEC, and will not otherwise be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement or any portion hereof into any previous or future filing by the company under the Securities Act or the Exchange Act, except to the extent that the company incorporates it by specific reference.

The Compensation Committee of the Board of Directors has furnished the following report.

The following four directors serve on the Compensation Committee: Laura J. Schumacher (Chair), Rudy F. deLeon, C. Howard Nye and Robert K. Steel.

None of these directors is an officer or employee of General Dynamics. They all meet the independence requirements of the NYSE.

The Compensation Committee is governed by a written charter approved by the Board. In accordance with that charter, the Compensation Committee is responsible for evaluating the performance of the CEO and other General Dynamics officers, as well as reviewing and approving their compensation. The committee also establishes and monitors company-wide compensation programs and policies. The committee's processes and procedures for the consideration and determination of executive compensation are explained in greater detail in the CD&A section of this Proxy Statement.

The Compensation Committee has reviewed and discussed with management the CD&A. Based on this review and discussion, the committee recommended to the Board, and the Board approved, the inclusion of the CD&A in this Proxy Statement in accordance with Item 407(e) of Regulation S-K.

This report is submitted by the Compensation Committee.

Laura J. Schumacher (Chair)   **C. Howard Nye**
Rudy F. deLeon   **Robert K. Steel**

March 3, 2026

SECURITY OWNERSHIP

Security Ownership of Management

The following table provides information as of March 11, 2026, except as otherwise indicated, on the beneficial ownership of Common Stock by (1) each of our directors and nominees for director, (2) each of the NEOs and (3) all of our directors and executive officers as a group. The following table also shows Common Stock held by these individuals through company-sponsored benefit programs. Except as otherwise noted, the persons listed below have the sole voting and investment power for all shares held by them, except for such power that may be shared with a spouse.

Name of Beneficial Owner	Common Stock Beneficially Owned[a]			Total Common Stock
	Shares Owned	Options Exercisable within 60 Days	Percentage of Class (%)	
Directors and Nominees				
Richard D. Clarke	1,285	2,480	*	3,765
Rudy F. deLeon	5,741	15,320	*	21,061
Cecil D. Haney	3,019	13,240	*	16,259
Charles W. Hooper	1,308	1,270	*	2,578
Mark M. Malcolm	10,643	17,500	*	28,143
James N. Mattis	3,455	11,630	*	15,085
Phebe N. Novakovic	802,357	573,565	*	1,375,922
C. Howard Nye	6,632	14,690	*	21,322
Catherine B. Reynolds	7,217	16,700	*	23,917
Laura J. Schumacher	13,478	17,500	*	30,978
Robert K. Steel	3,096	7,440	*	10,536
John G. Stratton	8,275	10,650	*	18,925
Peter A. Wall	3,969	15,230	*	19,199
Other NEOs				
Jason W. Aiken	184,491	215,920	*	400,411
Mark L. Burns	73,887	146,025	*	219,912
Danny Deep	34,551	135,205	*	169,756
Kimberly A. Kuryea	88,081	187,130	*	275,211
Directors and Executive Officers as a Group				
(25 individuals)	1,635,644	2,140,275	1.4%	3,775,919

* Less than 1%.

(a) Includes shares in the 401(k) Plan held by the executive officers and shares of Common Stock subject to resale restrictions, for which restrictions have not expired.

Security Ownership of Certain Beneficial Owners

Except as otherwise noted, the following table provides information as of March 11, 2026, with respect to the number of shares of Common Stock owned by each person known by General Dynamics to be the beneficial owner of more than 5% of our Common Stock.

Name of Beneficial Owner	Common Stock Beneficially Owned	
	Shares Owned	Percentage of Class (%)
Longview Asset Management, LLC,[a] 222 North LaSalle Street, Suite 700, Chicago, IL 60601	27,060,944	10.0%
The Vanguard Group,[b] 100 Vanguard Blvd., Malvern, PA 19355	24,238,215	8.9%
Newport Trust Company, LLC,[c] 1627 Eye Street, NW, Suite 950, Washington, DC 20006	13,576,419	5.0%
BlackRock, Inc.,[d] 50 Hudson Yards, New York, NY 10001	14,500,792	5.4%

(a) This information is based solely on information provided by Longview Asset Management, LLC (Longview). Longview manages investment portfolios for clients who own Common Stock. Pursuant to its investment advisory agreements, Longview has voting and dispositive power over the Common Stock held in its clients' accounts and is deemed to beneficially own 27,060,944 shares of Common Stock. Clients of Longview disclaim that they are a group for purposes of Section 13(d) of the Exchange Act, and disclaim that any one of them is the beneficial owner of shares owned by any other person or entity.

(b) Share information for The Vanguard Group (Vanguard) is as of September 30, 2025, and is based solely on information contained in a Schedule 13G filed by Vanguard with the SEC on October 30, 2025.

(c) Newport Trust Company, LLC (Newport) is the independent fiduciary and investment manager for the assets of the General Dynamics Stock Fund under the General Dynamics Corporation 401(k) Plan Master Trust. Newport has shared voting power over the shares held in the General Dynamics Stock Fund. Share information for Newport is based solely on information provided by Newport.

(d) Share information for BlackRock, Inc. (BlackRock) is as of December 31, 2023, and is based solely on information contained in a Schedule 13G filed by BlackRock with the SEC on January 31, 2024.

Equity Compensation Plan Information

The following table provides information as of December 31, 2025, regarding Common Stock that may be issued under our equity compensation plans.

Plan Category	(A) Number of Securities to be Issued Upon the Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by shareholders	10,389,100[a]	$217.93[b]	12,745,050
Equity compensation plans not approved by shareholders	—	—	—
Total	10,389,100	$217.93	12,745,050

(a) Includes 9,050,602 stock options, 138,181 shares issuable upon vesting of RSUs (including dividend equivalents thereon), and 1,200,317 shares issuable upon vesting of PSUs (assuming achievement at the maximum payout and including dividend equivalents thereon).

(b) RSUs and PSUs do not have an exercise price and, therefore, are not taken into consideration in calculating the weighted average exercise price.

FREQUENTLY ASKED QUESTIONS

Annual Meeting and Proxy Materials

How do I attend the Annual Meeting?

The Annual Meeting will be conducted in virtual format only. To be admitted to the virtual Annual Meeting, you must register in advance by accessing www.ProxyVote.com, using the 16-digit control number found on your proxy card or voting instruction form. Please note that the registration deadline is **Friday, May 1, 2026, at 11:59 p.m. Eastern Time (ET)**. You will receive a confirmation e-mail with information on how to attend the meeting. ***You will not be able to attend the Annual Meeting unless you register by the deadline noted above***.

You will be able to participate in the Annual Meeting by visiting www.VirtualShareholderMeeting.com/GD2026 on the day of the meeting and entering the same 16-digit control number you used to pre-register and as shown in your confirmation e-mail. Beneficial owners who do not have a 16-digit control number should follow the instructions on the voting instruction form provided by their bank, broker or other nominee.

When should I log in to the virtual Annual Meeting?

Online access to the audio webcast will open at 8:45 a.m. ET on May 6, 2026, to allow time for you to log in and test your device's audio system. We encourage you to access the meeting prior to the start time. If you encounter any difficulties accessing the virtual Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the Annual Meeting website. Technicians will be available to assist you.

Can I ask questions before or during the Annual Meeting?

Shareholders will be able to submit questions in advance of the Annual Meeting via www.ProxyVote.com. In addition, shareholders will be able to submit questions during the meeting via www.VirtualShareholderMeeting.com/GD2026 by typing the question into the indicated question box and clicking "submit". The views and constructive comments and questions of shareholders are welcome. However, we reserve the right to exclude questions that are, among other things, related to personal matters, material non-public information about the company, or other topics that are not pertinent to the business of the company or the Annual Meeting. If we do not answer your question during the meeting, we will endeavor to respond to you directly via the e-mail address you provide during the pre-registration process for attending the Annual Meeting.

What if there are technical difficulties during the Annual Meeting?

In the event of technical difficulties, we expect that an announcement will be made on www.VirtualShareholderMeeting.com/GD2026. If necessary, the announcement will include updated information regarding the date, time and location of the Annual Meeting. We will also post any updated information regarding the meeting on our Investor Relations website at investorrelations.gd.com.

How are proxy materials being distributed for the Annual Meeting?

As permitted by SEC rules, we are providing the proxy materials for our 2026 Annual Meeting via the internet to most of our shareholders. Use of the internet expedites receipt of the 2026 proxy materials by many of our shareholders, helps conserve resources and keeps distribution costs for our Annual Meeting as low as possible. For shareholders who are participants in our 401(k) plans, we are required generally to deliver proxy materials in hard copy. On March 27, 2026, we initiated delivery of proxy materials to our shareholders of record in one of two ways: (1) mailing a Notice of Internet Availability containing instructions on how to access proxy materials via the internet, or (2) mailing a printed copy of the materials. If you received a notice in lieu of a printed copy of the proxy materials, you will not automatically receive a printed copy in the mail. If you received a notice and would also like to receive a printed copy of the proxy materials, the notice includes instructions on how you may request printed materials.

How many shares must be present to hold the Annual Meeting?

A quorum of shares must be present to transact business at the Annual Meeting. A quorum is the presence, either virtually in person or by proxy, of holders of a majority in voting power of the issued and outstanding shares of the company's Common Stock entitled to vote at the Annual Meeting as of the close of business on March 11, 2026 (the Record Date). On the Record Date, General Dynamics had 270,845,862 shares of Common Stock issued and outstanding.

If you submit a properly completed proxy in accordance with one of the voting procedures described below or attend the virtual Annual Meeting to vote at the meeting, your shares of Common Stock will be considered present. For purposes of determining whether a quorum exists, abstentions and broker non-votes (as described below) will be counted as present. Once a quorum is present, voting on specific proposals may proceed. In the absence of a quorum, the Annual Meeting may be adjourned.

Voting

Who can vote at the Annual Meeting?

All holders of our Common Stock at the close of business on the Record Date are entitled to attend and vote their shares of Common Stock at the Annual Meeting. This includes shareholders of record and beneficial owners (including 401(k) plan participants), as described in more detail below.

How do I vote my shares?

How you vote your shares will depend on whether you are a shareholder of record or a beneficial owner.

SHAREHOLDERS OF RECORD

Each shareholder of record is entitled to one vote on all matters presented at the Annual Meeting for each share of Common Stock held. You are considered a shareholder of record if your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., as of the Record Date. Broadridge Financial Solutions, Inc. (Broadridge) provides proxy materials to shareholders of record on the company's behalf. If your shares are registered in different names or held in more than one account, you may receive more than one proxy card or set of voting instructions. In that case, you will need to vote separately for each set of shares in accordance with one of the voting procedures set forth below.

Shareholders of record may cast their vote by:

Internet:	Access **www.ProxyVote.com** and follow the instructions.
Telephone:	Call **1-800-690-6903** and follow the instructions.
Mail:	**Sign and date** each proxy card received and **return each card** using the prepaid postage envelope.
Attending the Annual Meeting:	**Register in advance** via www.ProxyVote.com. Once registered, **attend the meeting** at www.VirtualShareholderMeeting.com/GD2026 on the day of the meeting.

The telephone and internet voting systems are available 24 hours a day. They will close at 11:59 p.m. ET on May 5, 2026. Please note the voting deadline differs for participants in our 401(k) plans, as described below. All shares represented by properly executed, completed and unrevoked proxies that are received on time will be voted at the Annual Meeting in accordance with the specifications made on the proxy card.

If you return a signed proxy card but do not specifically direct the voting of your shares, your proxy will be voted as follows:

FOR the election of directors as described in this Proxy Statement
FOR the selection, on an advisory basis, of KPMG LLP as the company's Independent Auditors
FOR the approval, on an advisory basis, of Executive Compensation of Named Executive Officers
IN ACCORDANCE WITH the judgment of proxy holders for other matters that properly come before the Annual Meeting

<u>*BENEFICIAL OWNERS*</u>

If your shares are held by a bank, broker or other nominee (sometimes referred to as holding shares in "street name"), the bank, broker or other nominee is the shareholder of record, and you are the beneficial owner of those shares. Your bank, broker or other nominee will forward the proxy materials to you. As the beneficial owner, you have the right to direct the voting of your shares by following the voting instructions provided by your bank, broker or other nominee.

<u>*401(k) PLAN PARTICIPANTS*</u>

Fidelity Management Trust Company (Fidelity), as plan trustee, is the holder of record of the shares of Common Stock held in our 401(k) plans — the General Dynamics Corporation 401(k) Plan and the General Dynamics Corporation 401(k) Plan for Represented Employees. If you are a participant in one of these plans and in the fund that invests in shares of Common Stock, you are the beneficial owner of the shares of Common Stock credited to your plan account. As the beneficial owner and named fiduciary, you have the right to instruct Fidelity, as plan trustee, how to vote your shares. If you do not provide Fidelity with timely voting instructions then, consistent with the terms of the plans, Newport Trust Company, LLC (Newport) will direct Fidelity, at Newport's discretion, how to vote your shares. Newport serves as the independent fiduciary and investment manager for the General Dynamics Stock Fund of the 401(k) plans.

Broadridge provides proxy materials to participants in these plans on behalf of Fidelity. If you are a plan participant and also a shareholder of record, Broadridge may combine the shares registered directly in your name and the shares credited to your 401(k) plan account onto one proxy card. If Broadridge does not combine your shares, you will receive more than one set of proxy materials. In that case, you will need to submit a vote for each set of shares. The vote you submit via the proxy card or the telephone or internet voting systems will serve as your voting instructions to Fidelity. ***To allow sufficient time for Fidelity to vote your 401(k) plan shares, your vote, or any re-vote, must be received by 11:59 p.m. ET on May 3, 2026.***

Can I change or revoke my proxy vote?

A shareholder of record may change or revoke a proxy at any time before it is voted at the Annual Meeting. A proxy may be revoked using any of the methods listed below.

Sending written notice of revocation to our Corporate Secretary,
Submitting another proxy card that is dated later than the original proxy card, or
Re-voting via the telephone or internet voting systems, or by attending the Annual Meeting.

Our Corporate Secretary must receive a notice of revocation, or a subsequent proxy card, before the vote at the Annual Meeting for a revocation to be valid. Except as described above for participants in our 401(k) plans, a re-vote by the telephone or internet voting systems must occur before 11:59 p.m. ET on May 5, 2026. If you are a beneficial owner, you must revoke your proxy through the appropriate bank, broker or other nominee.

Who will count the votes?

A representative from American Election Services, LLC, an independent entity, will tabulate the votes and act as our independent Inspector of Elections at the Annual Meeting.

Who is soliciting votes for the Annual Meeting?

The Board is soliciting proxies from shareholders. Directors, officers and other employees of General Dynamics may solicit proxies from our shareholders by mail, e-mail, telephone, facsimile or in person. In addition, Innisfree M&A Incorporated (Innisfree), 501 Madison Avenue, New York, New York 10022, is soliciting brokerage firms, dealers, banks, voting trustees and their nominees.

We anticipate paying Innisfree approximately $15,000 for soliciting proxies for the Annual Meeting and we will reimburse brokerage firms, dealers, banks, voting trustees, their nominees and other record holders for their out-of-pocket expenses in forwarding proxy materials to beneficial owners of our Common Stock. We will not provide additional compensation to our directors, officers and other employees who solicit proxies.

What is a broker non-vote?

A broker non-vote occurs when a bank, broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for the proposal and has not received voting instructions from the beneficial owner. Banks, brokers and other nominees have discretionary authority to vote shares without instructions from beneficial owners only on matters considered "routine" by the NYSE, such as the advisory vote on the selection of the company's independent auditors. On non-routine matters, such as the election of directors and executive compensation matters, these banks, brokers and other nominees do not have discretion to vote uninstructed shares and thus are not "entitled to vote" on such proposals, resulting in a broker non-vote for those shares. We encourage shareholders that hold shares through a bank, broker or other nominee to provide voting instructions to those banks, brokers or other nominees to ensure that their shares are voted at the Annual Meeting.

What is the vote required for approval of each proposal, and what is the effect of abstentions or broker non-votes on voting?

Proposal	Vote Required for Approval	Effect of Abstentions or Broker Non-Votes
Proposal 1: Election of the Board of Directors	Each director will be elected by the vote of a majority of the votes cast with respect to that director's election at the Annual Meeting. A "majority of the votes cast" means the number of votes cast "for" a director's election exceeds the number of votes cast "against" that director's election.	Abstentions and broker non-votes will not be counted as votes cast "for" or "against" a director's election.
Proposal 2: Advisory Vote on the Selection of Independent Auditors	An affirmative vote of the holders of a majority in voting power of shares present virtually, in person or represented by proxy and entitled to vote on the matter.	Abstentions will have the effect of a vote "against" this proposal. Brokers will have discretion to vote on this proposal under applicable NYSE rules.
Proposal 3: Advisory Vote to Approve Executive Compensation	An affirmative vote of the holders of a majority in voting power of shares present virtually, in person or represented by proxy and entitled to vote on the matter.	Abstentions will have the effect of a vote "against" this proposal. Broker non-votes will have no effect on this proposal.

OTHER IMPORTANT INFORMATION

Additional Shareholder Matters

If any other matters are properly presented at the Annual Meeting, the individuals named in the proxy card or their designees will have discretionary authority to vote the shares they represent on those matters, except to the extent that their discretion may be limited under Rule 14a-4(c) of the Securities Exchange Act of 1934, as amended.

Shareholder Proposals and Director Nominees for the 2027 Annual Meeting of Shareholders

If you wish to submit a proposal for inclusion in our proxy materials to be distributed in connection with the 2027 Annual Meeting of Shareholders (the 2027 Annual Meeting), your written proposal must comply with applicable SEC rules and be received by us no later than November 27, 2026. The proposal should be sent to the Corporate Secretary, General Dynamics Corporation, 11011 Sunset Hills Road, Reston, Virginia 20190.

If you intend to present a proposal or director nomination at the 2027 Annual Meeting that is not to be included in our proxy materials, you must comply with the requirements set forth in our Bylaws. Among other things, the Bylaws require that a shareholder submit a written notice to our Corporate Secretary at the address in the preceding paragraph no earlier than January 6, 2027, and no later than February 5, 2027.

In addition, our Bylaws permit a shareholder or a group of up to 20 shareholders who have owned 3% or more of the company's outstanding capital stock continuously for at least three years to submit director nominees for inclusion in our proxy statement if the shareholder(s) and nominee(s) satisfy the requirements specified in our Bylaws. These requirements can be found in Article II, Section 10 of our Bylaws. The applicable notice must be received by the company no earlier than October 28, 2026, and no later than November 27, 2026.

2025 Annual Report on Form 10-K

We will furnish to any shareholder, without charge, a copy of our Annual Report on Form 10-K for the year ended December 31, 2025 (the 2025 Annual Report), as filed with the SEC. A request for the report can be made verbally or in writing to Investor Relations, General Dynamics Corporation, 11011 Sunset Hills Road, Reston, Virginia 20190, 1-703-876-3000 or through our website www.gd.com. Our 2025 Annual Report and other public filings are also available through the SEC's website at www.sec.gov and on our website at www.gd.com/SECFilings.

Delivery of Documents to Shareholders Sharing an Address

We will deliver only one 2025 Annual Report and Proxy Statement to shareholders who share a single address unless we have received contrary instructions from any shareholder at the address. If we have received contrary instructions, we will deliver promptly a separate copy of the 2025 Annual Report and Proxy Statement. For future deliveries, shareholders who share a single address can request a separate copy of our 2025 Annual Report and Proxy Statement. Similarly, if multiple copies of the 2025 Annual Report and Proxy Statement are being delivered to a single address, shareholders can request a single copy of those documents for future deliveries. To make a request, please call 1-703-876-3000 or write to the Corporate Secretary, General Dynamics Corporation, 11011 Sunset Hills Road, Reston, Virginia 20190.

Websites

Information contained on or made available through our website or other websites mentioned in this Proxy Statement is not incorporated into and is not a part of these proxy materials, unless otherwise specified.

Cautionary Note Regarding Forward-Looking Statements

This Proxy Statement contains forward-looking statements that are based on management's expectations, estimates, projections and assumptions. Words such as "expects," "anticipates," "plans," "believes," "forecasts," "scheduled," "outlook," "estimates," "should" and variations of these words and similar expressions are intended to identify forward-looking statements. Examples include projections of revenue, earnings, operating margin, segment performance, cash flows, contract awards, aircraft production, deliveries and backlog. In making these statements, we rely on assumptions and analyses based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we consider appropriate under the circumstances. We believe our estimates and judgments are reasonable based on information available to us at the time. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict.

In addition, our 2025 Annual Report and subsequent filings with the SEC include important information as to risks, uncertainties and other factors that may cause actual future results and trends to differ materially from those forecast in forward-looking statements, and all subsequent written and oral forward-looking statements attributable to General Dynamics or any person acting on our behalf are qualified by the cautionary statements in this section and such forward-looking statements and information as to risks, uncertainties and other factors contained in our filings with the SEC. Forward-looking statements contained in this Proxy Statement speak only as of the date of its filing or, in the case of any document incorporated by reference, the date of that document. These factors may be revised or supplemented in future filings with the SEC. However, General Dynamics does not undertake any obligation to update or publicly release revisions to any forward-looking statements to reflect events, circumstances or changes in expectations after the date of this Proxy Statement, unless required by applicable law.

APPENDIX A: USE OF NON-GAAP FINANCIAL MEASURES

This Proxy Statement contains non-U.S. generally accepted accounting principles (GAAP) financial measures, as defined by Regulation G of the SEC.

We emphasize the efficient conversion of net earnings into cash and the deployment of that cash to maximize shareholder returns. As described below, we use free cash flow (FCF) and return on invested capital (ROIC) to measure our performance in these areas. While we believe these metrics provide useful information, they are not defined operating measures under GAAP and there are limitations associated with their use. Our calculation of these metrics may not be completely comparable to similarly titled measures of other companies due to potential differences in the method of calculation. As a result, the use of these metrics should not be considered in isolation from, or as a substitute for, other GAAP measures.

Free Cash Flow. We define FCF as net cash provided by operating activities less capital expenditures. We believe FCF is a useful measure for investors because it portrays our ability to generate cash from our businesses for purposes such as repaying debt, funding business acquisitions, repurchasing our Common Stock and paying dividends. We use FCF to assess the quality of our earnings and as a key performance measure in evaluating management. The following table reconciles FCF with net cash provided by operating activities and provides a calculation of our cash conversion rate:

(dollars in millions, except percentages)

Year Ended December 31	2025	2024	2023
Net cash provided by operating activities	$ 5,120	$ 4,112	$ 4,710
Capital expenditures	(1,161)	(916)	(904)
FCF	3,959	3,196	3,806
Cash flows as a percentage of net earnings:			
Net cash provided by operating activities	122%	109%	142%
FCF	94%	85%	115%

Return on Invested Capital. We believe ROIC is a useful measure for investors because it reflects our ability to generate returns from the capital we have deployed in our operations. We use ROIC to evaluate investment decisions and as a performance measure in evaluating management. We define ROIC as net operating profit after taxes divided by average invested capital. Net operating profit after taxes is defined as net earnings plus after-tax interest and amortization expense, calculated using the statutory federal income tax rate. Average invested capital is defined as the sum of the average debt and average shareholders' equity excluding accumulated other comprehensive loss (AOCL). Average debt and average shareholders' equity excluding AOCL are calculated using the respective balances at the end of the preceding year and the respective balances at the end of each of the four quarters of the year presented. ROIC excludes goodwill impairments and non-economic accounting changes as they are not reflective of company performance. ROIC is calculated as follows:

(dollars in millions, except percentages)

Year Ended December 31	2025	2024	2023
Net earnings	$ 4,210	$ 3,782	$ 3,315
After-tax interest expense	318	310	315
After-tax amortization expense	193	191	201
Net operating profit after taxes	4,721	4,283	3,831
Average invested capital	33,212	32,451	31,258
ROIC	14.2%	13.2%	12.3%

www.gd.com

GENERAL DYNAMICS